Form 10-K/A, Exhibit 13
period 1995-06-30
ACME ELECTRIC CORP
filed 1995-10-20
CIK 2070

EXHIBIT 13
PORTIONS OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 1995, INCORPORATED BY
REFERENCE.

PAGE 18 OF ANNUAL REPORT


FINANCIAL CONDITION:

     The Company has financed its working capital requirements and capital spending, in part, with cash from operating revenues and the balance coming primarily from increased bank borrowings. Total debt, including capital lease obligations, increased approximately $4,800,000 during 1995, primarily attributable to capital expenditures of approximately $4,100,000.
     The working capital of the Company increased by approximately $4,500,000 during 1995, reflecting increases of approximately $6,900,000 in inventory and $2,000,000 in accounts receivable, which were in part financed with increased accounts payable of $5,100,000, with the remainder coming from operating revenues. The growth in inventory is the result of several factors including: the Company's effort to expand its standard power supply product offering through distribution, support of the UPS program requirements associated with AT&T's market entry, to support a new major OEM customer in the transformer industry, transition effects experienced at the Aerospace Division which impeded production and shipping efforts through June 30, and the disruption associated with the Electronics Division's move into its new plant. Accounts receivable increased in response to the increased sales and shipment activity experienced in the fourth quarter of 1995.


DOLLARS IN THOUSANDS



YEARS ENDED JUNE 30                1995       1994       1993
--------------------------------------------------------------
Working Capital                  $24,990    $20,465    $24,332

Cash provided from
(used in) operations                (605)     4,355        868

Current ratio                      2.7:1      3.0:1      4.2:1

Sales to working
capital                            3.6:1      3.7:1      3.1:1

Long-term debt
to equity                          1.5:1      1.3:1      1.1:1


     Capital expenditures and foreign investment combined were approximately $4,300,000 in 1995, compared with capital expenditures and license payments of $7,754,000 and $1,563,000 in 1994 and 1993, respectively. Included in the 1995 capital expenditures is $1,500,000 relating to the Cuba plant construction compared to $4,710,000 in 1994. The Cuba plant construction was completed during 1995 with the facility placed in full service in the fourth quarter of the year.
     Subsequent to June 30, 1995, the Company entered into an agreement with third party contractors to commence implementation of a new business information system. It is anticipated that the total cost of the system will approximate $3,500,000 over the next eighteen months, and will be financed through a five-year capital lease. Capital expenditures, exclusive of the new business system, are expected to approximate $1,800,000 in 1996. The Company expects that operating activities in 1996 will produce net cash to fund these capital expenditures and any increase in working capital caused by increased sales.
     At June 30, 1995, the Company had a secured $6,072,000 term loan at the lower of prime plus 1.5%, or 3% above the Eurodollar rate, and a secured line of credit allowing for revolving loans and letters of credit up to $21,000,000 with interest at the lower of prime plus 1.0%, or the London Interbank Eurodollar rate plus 2.5%, with an outstanding balance of $16,988,000. The credit agreement, as extended, provides for a maturity date on the line of credit of December 1, 1996, with an option for a one-year extension, while the term loan matures January 2, 2000. The agreement contains certain restrictive covenants including, but not limited to, maintenance of earnings and interest coverage, and maintenance of minimum working capital and debt-to-worth ratios. In addition, the Company received in July 1995, the $1,500,000 government loan proceeds associated with the recently completed Cuba facility. This loan contains both a three year moratorium on interest and principal and a preferential interest rate upon commencement of repayment. In July 1995, the Company negotiated an increase of $2,000,000 in its revolving bank line of credit to the aforementioned limit of $21,000,000. Management believes that such financing will provide adequate liquidity.
     At June 30, 1995, the Company was in violation of the covenants requiring maintenance of earnings and debt-to-worth ratios under the loan agreement. A waiver of these violations was given as of June 30, 1995, and the Company will be required to maintain the covenants thereafter.
     The Company has sought amendments to its License Agreement ("License") with DAUG-HOPPECKE GESELLSCHAFT FUR BATTERIESYSTEME MBH ("DAHO") and a separate agreement with DAHO and its affiliate, Hoppecke Battery Systems, Inc. ("HBSI"), and HBSI's parent company, ACCUMULATORENWERKE HOPPECKE Carl Zoellner & Sohn GmbH & Co KG ("Hoppecke"), to resolve issues pertaining to, inter alia, minimum royalties, extension of the License, and repair of products that exhibit certain defects. Negotiations, to date, have been unsuccessful, and the matter may eventually be submitted to arbitration for resolution. The Company does not believe that the outcome of this matter will have a materially adverse impact on its financial condition.

PAGES 19 - 20 OF ANNUAL REPORT


RESULTS OF OPERATIONS:

     Acme Electric Corporation reported net income of $992,000 or $.20 per share on record net sales of $91,127,000 for the year ended June 30, 1995, compared with net losses of $5,659,000 or $1.17 per share and $454,000 or $.09 per share for 1994 and 1993, respectively. The 1994 loss of $5,659,000 included a restructuring and impairment charge of $4,836,000 net of taxes, associated with the Company's restructuring of its aerospace business. The Company recorded approximately $896,000 of cash expenditures in 1995 against the 1994 restructuring reserves. These expenditures included severance and medical costs of $187,000, relocation costs associated with the consolidation and moving of the URDC operation to Tempe of $659,000, and miscellaneous costs of $50,000. At June 30, 1995, the two remaining restructuring reserves included $307,000 associated with impaired inventory and a $399,000 allowance related to the sale of the URDC facility. There are no future net cash requirements associated with the settlement of these reserves. As a result of the 1994 restructuring, 1995 depreciation and amortization was reduced by approximately $840,000. Additionally, overhead costs in the general administrative, selling and engineering areas of the division were reduced approximately $450,000 as a result of the consolidation. A portion of these savings was offset by ongoing transition problems in meeting production and shipment schedules resulting in increased material, labor and manufacturing overheads. Net losses from normal operations for the aerospace business were $1,219,000. It is anticipated that the continued transitional difficulties and their related negative impact on the earnings of the division will be overcome during fiscal 1996, at which point the benefits of the restructuring will be more fully realized.
     The fourth quarter of fiscal 1995 resulted in a net loss of $434,000 on record quarterly sales of $24,689,000, or a net loss per share of $.09. The primary causes of the loss were: significant material price increases, excessive health care costs incurred in the quarter, continued high transitional labor and overhead costs experienced by the Aerospace Division, a higher volume of product sales containing lower profit margins and costs incurred in moving into the new Cuba facility. It is estimated that the escalating material prices had a $500,000 net of taxes impact on the quarter. While the Company anticipates the future recovery of margins through product price increases, it may take several years for a full recovery. Additionally, the Company expects to redesign certain product lines for cost reduction and manufacture several products currently being purchased. Health care costs in the quarter exceeded normal experience by nearly $260,000 net of taxes, as a result of several major claims which reached maximum stop loss levels.
     Consolidated sales increased significantly ($14.9 million or 19.5%) over the previous year compared with an increase of 0.6% in 1994 over 1993 levels. Sales growth associated with several large OEM customers accounted for nearly $8.4 million of the $14.9 million increase, with the remainder relating to products sold through the distribution business. While manufacturing costs did increase (most significantly, material costs), the Company was unable to fully recover these costs through customer price increases during the year. Volume accounted for most of the increase in sales. Continued growth in sales will be dependent upon the continued success of major customer programs in the communications and computer markets, the pace of Acme's operational improvement at its Aerospace Division, the more effective utilization of the Company's current distribution network, and the success of international sales initiatives.
     Cost of sales as a percentage of sales was 74.4% in 1995, 72.2% in 1994 and 70.5% in 1993. The increase from 1994 to 1995 reflects the significant material price increases experienced in 1995, the short term higher effective labor costs experienced at the Power Distribution Products Division resulting from both business growth and interruption caused by implementation of modern manufacturing programs, high labor and manufacturing overheads in the Aerospace Division as a result of a prolonged transition, higher health costs primarily incurred in the fourth quarter of 1995, and costs incurred in moving into the new electronics facility. When comparing the cost of sales in 1995 with the cost of sales in 1994, it is important to note that approximately $590,000 of one-time period charges relating to the write-off of deferred contract costs (MD-90 program) and $300,000 of product warranty costs were included in 1994 cost of sales. Further, included in the cost of sales in 1995 is approximately $250,000 of engineering costs used in the support of manufacturing which in prior years were included in the engineering expense line. The increase from 1993 to 1994 is primarily attributable to the one-time charges noted in the previous sentence. Future reductions of cost of sales as a percentage of sales will depend on the Company's ability to pass through to customers the material cost increases experienced and the success of its manufacturing and material flow programs implemented to improve customer response capabilities and associated inventory costs. The Company is also working toward reducing the product costs associated with the Uninterruptible Power Supply (UPS) product business, as well as accelerating the pace in working through the transitional difficulties experienced at the Aerospace Division.
     Research and engineering expenses as a percentage of sales were 5.2% in 1995, compared to 7.4% in 1994 and 7.6% in 1993. This net decrease as a percentage of sales reflects both the overhead reductions made over the past two years in operations along with the higher sales levels achieved. In addition, approximately $250,000 of related engineering and quality support costs were recorded as manufacturing expense, rather than engineering expense, as in 1994 and 1993.
     Selling and administrative expenses as a percentage of sales were 16.5% in 1995, compared with 18.8% in 1994 and 20.3% in 1993. The percentage of sales decrease from 1994 to 1995 reflects approximately $600,000 of reduced administrative and selling overhead costs resulting from the 1994 Aerospace restructuring, including $384,000 of license amortization costs, offset by increased selling and administrative costs incurred in the Power Distribution Products Division, (most notably; commission costs) in support of the $8.4 million growth in sales. The primary factor for the percentage decrease is due to the higher sales level achieved in 1995 as compared to 1994. The net decrease from 1993 to 1994 reflects staff reductions along with a $243,000 profit recorded against 1994 selling and administrative costs relating to sale of the consumer automotive battery charger product line.
     Total interest expense decreased by approximately $560,000 from 1994 to 1995. However, included in the 1994 interest amount was approximately $1,160,000 of costs associated with the interest collar instrument. Interest costs have increased in 1995 over 1994 amounts when the 1994 collar related amounts are excluded, due primarily to higher interest rates combined with a higher average outstanding debt balance in 1995. Interest expense was approximately 8% higher in 1994 than 1993 due primarily to the $550,000 collar termination payment made in 1994. The Company's long-term debt originates from financing the aerospace business over the past eight years.
    Effective tax (benefit) rates for the last three years were 38.4%, (35.3%), and (35.7%), respectively. The fluctuations in the effective rates are generally reflective of the year-to-year variations in the permanent book-to-tax differences and changes in the state-allocation ratios. As a result, both 1994 and 1993 rates used to record tax benefit were lower than the effective rate used to record tax expense in 1995.

PAGE 21 OF ANNUAL REPORT


FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA


DOLLARS IN THOUSANDS (EXCEPT PER SHARE, AND PER SQUARE-FOOT AMOUNTS)


YEARS ENDED JUNE 30                        1995       1994        1993       1992      1991
_____________________________________________________________________________________________
Net Sales                                $91,127    $76,233     $75,812    $72,715    $79,887
Income (Loss) before cumulative
 effect of a change in accounting
 principle                                   992     (5,659)       (673)       624     (7,604)
Cumulative effect of a change
 in accounting principle                      --         --         219         --         --
Net Income (Loss)                            992     (5,659)       (454)       624     (7,604)
Income (Loss) per common share
 before cumulative effect of a
 change in accounting principle              .20      (1.17)      (0.14)      0.13      (1.60)
Cumulative effect of a change
 in accounting principle                      --         --        0.05         --         --
Net Income (Loss) per common
 share                                       .20      (1.17)      (0.09)      0.13      (1.60)
Dividends per share
 (Common - cash)                              --         --          --         --       0.16
---------------------------------------------------------------------------------------------
AT END OF YEAR:

Total assets                             $56,178    $46,505     $50,053    $50,286    $53,573
Working capital                           24,990     20,465      24,332     24,501      4,103
Ratio of current assets to
 current liabilities                       2.7:1      3.0:1       4.2:1      4.5:1      1.1:1
Investment in property, plant
 and equipment - net                      14,657     12,669      15,561     16,638     16,907
Long-term debt                            24,419     19,590      21,293     21,668      1,449
Total shareholders' equity                15,849     14,566      20,108     20,500     19,774
Equity per common share                     3.22       3.02        4.19       4.28       4.15

Weighted average number
 of shares outstanding used
 to compute income (loss)
 per common share                      4,924,887  4,854,061   4,812,429  4,777,473  4,741,329
---------------------------------------------------------------------------------------------
Average number of hourly
 employees                                   505        444         436        456        543
Average number of salaried
 employees                                   251        252         267        307        360

Sales per full time employee
 equivalent (000's)                    $     120   $    109   $     108   $     95   $     88
Square footage occupied                  361,000    372,000     465,000    533,000    529,000
Sales per square foot                  $     252   $    205   $     164   $    137   $    151


PAGE 22 OF ANNUAL REPORT


CONSOLIDATED STATEMENT OF OPERATIONS


DOLLARS IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)


YEARS ENDED JUNE 30                    1995       1994       1993

NET SALES                            $91,127    $76,233     $75,812
COSTS AND EXPENSES
  Cost of sales                       67,837     55,071      53,418
  Research and engineering
    expenses                           4,791      5,666       5,757
  Selling and administrative
       expenses                       15,023     14,344      15,426
  Interest expense                     1,866      2,429       2,256
  Restructuring costs                     --      1,891          --
  Impairment charge                       --      5,584          --
-------------------------------------------------------------------
TOTAL COSTS AND EXPENSES              89,517     84,985      76,857
-------------------------------------------------------------------
Income (Loss) Before
  Income Taxes                         1,610     (8,752)     (1,045)
Income Tax Expense (Benefit)             618     (3,093)       (372)
-------------------------------------------------------------------
Income (Loss) before cumulative
  effect of a change in
  accounting principle                   992     (5,659)       (673)
Cumulative effect of a change
  in accounting principle                 --         --         219
-------------------------------------------------------------------
NET INCOME (LOSS)                    $   992   $ (5,659)     $ (454)

Net Income (Loss) per common
  share before cumulative effect
  of a change in accounting
  principle                          $   .20   $  (1.17)     $(0.14)

Cumulative effect of a change
  in accounting principle                 --         --        0.05
-------------------------------------------------------------------
NET INCOME (LOSS) PER
  Common Share                       $   .20    $ (1.17)     $(0.09)


The accompanying notes are an integral part of these financial statements.

PAGE 23 OF ANNUAL REPORT


CONSOLIDATED BALANCE SHEET



DOLLARS IN THOUSANDS


                                      JUNE 30,     JUNE 30,
                                       1995         1994
----------------------------------------------------------
ASSETS
CURRENT ASSETS
----------------------------------------------------------
Cash                                  $   386      $   160
Accounts receivable, net               17,253       15,246
Inventories, net                       17,352       10,492
Income taxes receivable                   325          223
Deferred income taxes                   1,303        1,618
Other current assets                    2,818        2,799
----------------------------------------------------------
TOTAL CURRENT ASSETS                   39,437       30,538
----------------------------------------------------------
Property, plant and equipment, at cost:
  Land and buildings                   11,224        9,156
  Machinery and equipment              19,919       18,101
----------------------------------------------------------
Total property, plant and
  equipment                            31,143       27,257
Less accumulated depreciation
  and amortization                    (17,467)     (15,569)
Facilities held for sale, net             981          981
----------------------------------------------------------
Property, plant and
  equipment, net                       14,657       12,669
----------------------------------------------------------
Other assets                            2,084        3,298
----------------------------------------------------------
TOTAL ASSETS                          $56,178      $46,505
----------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
----------------------------------------------------------
Accounts payable                      $ 9,307      $ 4,232
Accrued compensation and other          3,700        4,384
Current portion of long-term debt       1,440        1,457
----------------------------------------------------------
TOTAL CURRENT LIABILITIES              14,447       10,073
----------------------------------------------------------
Long-term debt                         24,419       19,590
Other long-term liabilities             1,463        2,276
----------------------------------------------------------
TOTAL LIABILITIES                      40,329       31,939
----------------------------------------------------------
SHAREHOLDERS' EQUITY
----------------------------------------------------------
Common Stock, $1 par value
  authorized 8,000,000 shares
  issued 5,002,977 and 4,876,491
  shares                                5,003        4,876
Capital in excess of par value         18,807       18,161
Accumulated deficit                    (7,072)      (8,064)
----------------------------------------------------------
Total capital & accumulated deficit    16,738       14,973
Less treasury stock, at cost:
  80,551 and 45,716 shares                889          407
----------------------------------------------------------
Total shareholders' equity             15,849       14,566
----------------------------------------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                  $56,178      $46,505
----------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

PAGE 24 OF ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS


Dollars in thousands


YEARS ENDED JUNE 30                          1995      1994      1993
----------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                         $    992  $ (5,659)  $  (454)
Adjustments to reconcile net income
 (loss) to net cash provided from
 operating activities:
 Depreciation and amortization               2,066     2,533     2,592
 Cumulative effect of a change in
  accounting principle                           -         -      (219)
 Loss (gain) on sale/retirement of
  fixed assets                                  18      (229)       14
 Deferred income taxes                         542    (3,102)     (209)
 Impairment charge                               -     5,584         -
Change in assets and liabilities:
 Accounts receivable, net                   (2,007)     (492)   (1,341)
 Inventories, net                           (6,860)    2,756       144
 Other assets                                1,046        96      (935)
 Prepaid and accrued
  income taxes                                 (82)      176     1,133
 Accounts payable                            5,075       857       (30)
 Reserves for restructuring, net              (896)      632      (428)
 Accrued compensation and other               (499)    1,203       601
----------------------------------------------------------------------
Net cash provided from (used in)
 operating activities                         (605)    4,355       868
----------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant
  and equipment                             (4,072)   (6,238)   (1,563)
 Intangibles acquired                            -    (1,516)        -
 Proceeds from dispositions of
  fixed assets                                   -     4,138       501
 Investment in unconsolidated
  subsidiary                                  (200)        -         -
----------------------------------------------------------------------
Net cash used in investing
 activities                                 (4,272)   (3,616)   (1,062)
----------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase of long-term debt                 21,445    11,169     3,070
 Proceeds from employee stock
  purchase, stock option and
  dividend reinvestment plans                  773       212        69
 Purchase of treasury stock                   (482)      (95)       (7)
 Reduction of long-term debt               (16,633)  (12,096)   (3,371)
----------------------------------------------------------------------
Net cash provided from (used in)
 financing activities                        5,103      (810)     (239)
----------------------------------------------------------------------
Net increase (decrease) in cash                226       (71)     (433)
----------------------------------------------------------------------
Cash at beginning of year                      160       231       664
----------------------------------------------------------------------
Cash at end of year                       $    386   $   160  $    231
----------------------------------------------------------------------
Supplemental disclosures of cash
 flow information:
 Cash paid (received) during the
  year for:
   Interest                               $  1,999   $ 2,512  $  2,305
   Income Taxes                           $    158   $  (166) $ (1,360)
----------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

PAGE 24 OF ANNUAL REPORT


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


DOLLARS IN THOUSANDS


                                 Common   Capital in      Retained
                                  stock       excess      earnings  Treasury
                                 $1 par       of par  (accumulated    stock,
                                  value        value      deficit)   at cost
----------------------------------------------------------------------------
BALANCE JUNE 30, 1992            $4,815      $17,892      $(1,951)      $256
----------------------------------------------------------------------------
Stock options exercised              12           50
----------------------------------------------------------------------------
Purchase of treasury shares                                               56
----------------------------------------------------------------------------
Sales of authorized shares
   Employee Stock Purchase Plan       3           12
   Employee Savings Plan (401[K])     9           32
----------------------------------------------------------------------------
Net Loss                                                     (454)
----------------------------------------------------------------------------
BALANCE JUNE 30, 1993             4,839       17,986       (2,405)       312
----------------------------------------------------------------------------
Stock options exercised              31          138
----------------------------------------------------------------------------
Purchase of treasury shares                                               95
----------------------------------------------------------------------------
Sales of authorized shares
   Employee Stock Purchase Plan       3           17
   Employee Savings Plan (401[K])     3           20
----------------------------------------------------------------------------
Net Loss                                                   (5,659)
----------------------------------------------------------------------------
BALANCE JUNE 30, 1994             4,876       18,161       (8,064)       407
----------------------------------------------------------------------------
Stock options exercised             123          610
----------------------------------------------------------------------------
Purchase of treasury shares                                              482
----------------------------------------------------------------------------
Sales of authorized shares
   Employee Stock Purchase Plan       1            8
   Employee Savings Plan (401[K])     3           28
----------------------------------------------------------------------------
Net Income                                                    992
----------------------------------------------------------------------------
BALANCE JUNE 30, 1995            $5,003      $18,807      $(7,072)      $889
----------------------------------------------------------------------------

None of the Company's authorized 500,000 shares of $10 par value preference stock has been issued. The accompanying notes are an integral part of these financial statements.

PAGES 26 - 31 OF ANNUAL REPORT

NOTES OF CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES:

     a. The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries: Acme-URDC, Inc. and Acme Electric Corporation of Lumberton, NC. The Company also holds a 50% ownership in Acme Electric Limited, a Irish-based joint venture, which is accounted for under the equity method. All significant intercompany transactions and balances have been eliminated in consolidation. Effective July 11, 1994, Acme-URDC, Inc. was liquidated into Acme Electric Corporation. On June 30, 1995, Acme Electric Corporation of Lumberton, NC was liquidated into Acme Electric Corporation.

         Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform with current year presentation.

     b. The Company and its subsidiaries file a consolidated federal income tax return and separate state returns. The Company follows the asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial carrying values and the tax bases of the related assets and liabilities. The deferred income tax provision for the period is the difference in the assets and liabilities as of the beginning and end of the period. Income taxes are more fully described in Note 7.

     c. Inventories are costed at the lower of cost or market and determined principally on a FIFO (first in, first out) basis.

     d. The Company utilizes the percentage-of-completion method for long-term contracts in its Aerospace business. Revenues are recognized on the percentage-of-completion basis, measured by the percentage of material, labor and overhead cost incurred to date to total estimated material, labor and overhead costs for each long-term contract.

     e. Except for facilities held for sale, depreciation of property, plant and equipment is computed on the straight-line and the sum-of-the-years'-digits methods over the estimated service lives of the assets. At the time of retirement or other disposition of properties, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The range of lives used as a basis for calculating depreciation is as follows:

_____________________________________
                                 YEARS

Buildings                        20-45
______________________________________

Machinery and equipment           5-12
______________________________________
Furniture and fixtures            8-10
______________________________________
Automobiles and trucks             3-4
______________________________________

     f. Net income (loss) per common share computations are based upon the weighted average number of shares outstanding during each year as adjusted for outstanding stock options.


2.   ACCOUNTS RECEIVABLE:


DOLLARS IN THOUSANDS                   1995             1994
-------------------------------------------------------------
Billed                               $16,439          $13,168

Unbilled                               1,265            2,247
-------------------------------------------------------------
  Subtotal                            17,704           15,415
-------------------------------------------------------------
Less allowance for doubtful accounts    (451)            (169)
-------------------------------------------------------------
Total accounts receivables, net      $17,253          $15,246
-------------------------------------------------------------

     Unbilled receivables are comprised of revenue amounts on long-term contracts which have been earned, but not yet billed. Management anticipates that all unbilled receivables at June 30, 1995, will be substantially billed and collected in fiscal 1996.


3.   INVENTORIES:


DOLLARS IN THOUSANDS                   1995             1994
-------------------------------------------------------------
Raw Material                         $ 6,990          $ 3,765
-------------------------------------------------------------
Work in Process                        4,819            2,934
-------------------------------------------------------------
Finished Goods                         5,543            3,793
-------------------------------------------------------------
Total Inventories                    $17,352          $10,492
-------------------------------------------------------------

    Inventories are reported net of reserves for obsolescence of $566,000 and $709,000 in 1995 and 1994, respectively.

4.   LONG-TERM DEBT:

DOLLARS IN THOUSANDS                         1995       1994
-------------------------------------------------------------
Revolving loans at June 30                 $16,988    $10,688

Secured term loan with 18
 quarterly principal installments
 of $337,360 each, and interest paid
 monthly at the lower of prime plus
 1.5%, or the Eurodollar (London
 Interbank Eurodollar)
 rate plus 3.0%                             6,072       7,759

Capital lease obligation secured by
 related building, machinery and
 equipment at the Cuba, New York,
 facility payable in quarterly
 principal installments of $5,208,
 with interest paid monthly on the
 unpaid balance at a rate of prime
 plus 1.5%, through April 1, 2017.            469         490

Secured loan on the new Cuba
 facility payable over 20 years, with
 monthly payments for the first four
 years of interest only of $6,666,
 with monthly payments of $14,120,
 consisting of principal and interest
 at 4%, commencing Sept. 1, 1997, and
 continuing over the remaining
 sixteen years.                               2,000          2,000

Other debt                                      330            110
------------------------------------------------------------------
Total debt                                  $25,859        $21,047
------------------------------------------------------------------
Current portion                              (1,440)        (1,457)
------------------------------------------------------------------
Long-term portion                           $24,419        $19,590
------------------------------------------------------------------

     The Company has a credit agreement with a major banking institution, which provides for borrowings and letters of credit up to a maximum of $27,072,000. This credit agreement is comprised of a $6,072,000 secured term loan and a $21,000,000 secured revolving credit line. The revolving loan carries an interest rate equal to the lower of Prime plus 1.0%, or the London Interbank Eurodollar rate plus 2.5%, and provided for an initial maturity date of December 1, 1995, with options for two one-year extensions under which the Company has exercised and extended the agreement through December 1, 1996. The Company pays a maximum annual commitment fee on this revolving credit loan of 1/4 of 1% on the unused portion. The credit agreement, as amended, contains certain restrictive covenants including, but not limited to, maintenance of earnings and interest coverage, and maintenance of minimum working capital and debt-to-worth ratios. Borrowings under this agreement are collateralized primarily by the Company's accounts receivable, inventories, and machinery and equipment.

     At June 30, 1995, the Company was in violation of the covenants requiring maintenance of earnings and debt to worth ratios under the loan agreement. A waiver has been extended to cover the defaults as of June 30, 1995, and the Company will be required to maintain the covenants thereafter.

     During the next five years, long-term debt matures as follows: 1996 - $1,440,000, 1997 - $1,522,000, 1998 - $1,544,000, 1999 - $1,544,000 and 2000 -
$1,506,000. These amounts do not include any maturities relating to the revolving loan.


5.   STOCK OPTION PLANS:

     Options were granted under the 1981 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 1999. The 1981 Plan expired in October, 1992. Options granted under the 1981 Plan expire in accordance with their respective terms.

     Options are granted under the 1989 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in
varying amounts through 2001.   An amendment of the 1989 Stock Option Plan was
approved at the annual meeting of shareholders held on October 28, 1994, to apply a formula for the award of further options after each year of profitable operation and to increase the number of shares subject to the Plan from 225,000 to 450,000. Options in accordance with the formula were granted as of September 1, 1995.

                                       1981 PLAN     1989 PLAN
                                         SHARES        SHARES
--------------------------------------------------------------
Options outstanding
 July 1, 1994                             *77,758       110,783

Options granted                                -             -

Options exercised                       *(58,586)      (60,783)

Options cancelled                              -        (3,000)

Options outstanding                       19,172        47,000
 June 30, 1995

Options exercisable at
 June 30, 1995                            19,172        42,000

Exercise prices per share            $5.72-$8.56   $4.06-$4.88

Shares available for options
 at June 30, 1995                              -       305,004
--------------------------------------------------------------

*Excludes non-qualified options for 3,473 shares exercised during the fiscal year.


6.   LEASES:

     The Company leases the manufacturing facilities, described in Note 4, under lease agreements, which have been capitalized, and various equipment under operating leases. Under the terms of the capital leases, the Company has included $1,794,000 in the cost of property, plant and equipment at June 30, 1995, and 1994. Accumulated depreciation on such assets was $1,004,000 and $966,000 at June 30, 1995, and 1994, respectively. Total rental expense under operating leases, which includes the headquarters facility, was $1,130,000, $1,026,000 and $690,000 in 1995, 1994 and 1993, respectively. Minimum future rental commitments under non-cancelable operating leases are approximately $816,000 in 1996, $702,000 in 1997, $477,000 in 1998, $412,000 in 1999, and
$229,000 in 2000.


7.   INCOME TAXES:

     The provision for income taxes includes the following:


                                        YEARS ENDED JUNE 30
DOLLARS IN THOUSANDS                1995       1994       1993
--------------------------------------------------------------
CURRENT
 Federal Expense (Benefit)        $   49    $    --     $ (164)
 State Expense (Benefit)              27          9         (1)
--------------------------------------------------------------
DEFERRED
 Federal Expense (Benefit)           518     (2,912)      (170)
 State Expense (Benefit)              24       (190)       (37)
--------------------------------------------------------------
TOTAL PROVISION (BENEFIT)         $  618    $(3,093)    $ (372)
--------------------------------------------------------------

     The Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES ("SFAS 109"), as of July 1, 1992. The cumulative effect of this change in accounting method increased fiscal year 1993 net income $219,000, or $.05 per common share.
     Total income tax expense (benefit) for fiscal years 1995, 1994 and 1993 resulted in effective tax (benefit) rates of 38.4%, (35.3%) and (35.7%), respectively. Differences between the statutory federal income tax rate and the effective income tax rate are as follows:

                                    1995       1994       1993
---------------------------------------------------------------
Statutory rate (benefit)            34.0%     (34.0%)    (34.0%)
---------------------------------------------------------------
Effect of state income
taxes (benefit), net of
federal tax benefit/expense          2.1%      (1.3%)     (2.4%)
---------------------------------------------------------------
Other                                2.3%         -         .7%
---------------------------------------------------------------
Effective tax (benefit) rate        38.4%     (35.3%)    (35.7%)
---------------------------------------------------------------

     Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. These "temporary differences" are determined in accordance with SFAS 109. Principal items making up the net deferred tax assets and liabilities are as follows:


DOLLARS IN THOUSANDS                1995       1994       1993
--------------------------------------------------------------
DEFERRED TAX ASSETS:
 Inventory                        $  285    $  383      $  481
 Depreciation                        330       496          --
 Accrued expenses                    554       386         303
 Restructuring and
  impairment charges               1,028     1,537          --
 Loss contingencies                  224       224         224
 Supplemental Executive
  Retirement                         383       377          50
 Other                               319       250         153
 Loss carry forward                  754       679         410
--------------------------------------------------------------
                                   3,877     4,332       1,621
--------------------------------------------------------------
DEFERRED TAX LIABILITIES:
 Depreciation                         --        --         996
 Pensions                            885       842         413
 State taxes                         189       241         132
--------------------------------------------------------------
                                   1,074     1,083       1,541
--------------------------------------------------------------
NET DEFERRED TAX ASSET            $2,803    $3,249      $   80
--------------------------------------------------------------

     The Company has certain federal and state loss carry forwards available to offset future taxable income. The federal tax loss of $1,400,000 has fourteen years of carry forward period remaining. Portions of the state loss carry forwards, if not used, will expire in 1996.
        The future accumulated undistributed earnings of Acme Electric Limited
(AEL), the Irish-based company in which Acme Electric Corporation currently is a 50% owner, are intended to be permanently reinvested in that business. At June 30, 1995, there was an accumulated deficit (through the start up period) of approximately $318,000, of which Acme Electric Corporation is half owner.
In the event that future earnings were remitted to the Company, income taxes, based upon the applicable current rates, would be payable after reductions for any foreign taxes paid on such earnings and subject to applicable limitations.

8.   EMPLOYEE BENEFITS

RETIREMENT PLANS:

     The Company maintains three noncontributory defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based upon the employee's individual yearly compensation. Plans covering hourly employees provide benefits of stated amounts for each year of service.

     It is the Company's policy to fund for each qualified plan at least an amount necessary to satisfy the minimum requirements of the Employee Retirement Income Security Act. The amount to be funded is subject to annual review by management and its consulting actuary. In recent years, funding contributions have been restricted due to application of Internal Revenue Code full-funding limitations to one or more of the plans. The Company also maintains a nonqualified Supplemental Executive Retirement Plan (SERP) for elected executive officers of the Company. The SERP provides benefits based upon an executive's compensation in the last year of service and is reduced by benefits received from the salaried plan. Six participants of this plan are retired and receiving payments under the plan.

     Approximately 6% of the plans' assets are invested in cash and equivalents, 67% are invested in equities and the remaining 27% are invested in fixed-income securities and annuities.

     Net periodic pension expense for the three years ended June 30, 1995, included the following components:


DOLLARS IN THOUSANDS                 1995      1994       1993
--------------------------------------------------------------
Service cost - Benefits
 earned during the period         $   521   $   562    $   567
Interest cost on projected
 benefit obligation                 1,441     1,382      1,282
Actual return on assets            (1,398)   (1,078)    (2,417)
Net amortization, deferral
 and curtailment gain                (505)     (977)       479
Net periodic pension
 expense (income)                 $    59    $ (111)   $   (89)
--------------------------------------------------------------


FOR PLANS WHERE:
                           JUNE 30, 1995         JUNE 30, 1994
                        ASSETS   ACCUMULATED  ASSETS   ACCUMULATED
                        EXCEED    BENEFITS    EXCEED    BENEFITS
                     ACCUMULATED   EXCEED  ACCUMULATED   EXCEED
                        BENEFITS   ASSETS    BENEFITS    ASSETS
------------------------------------------------------------------
DOLLARS IN THOUSANDS
------------------------------------------------------------------
ACTUARIAL PRESENT
 VALUE OF BENEFIT
 OBLIGATIONS:
Vested benefit
 obligation          $(17,434)   $     0   $(16,674)   $(1,137)
Accumulated benefit
 obligation           (17,530)    (1,205)   (16,749)    (2,413)
Projected benefit
 obligation           (18,716)    (1,313)   (18,156)    (2,454)
Plan assets at fair
 value                 23,108          0     22,045      1,129
Funded Status: Assets
 in excess of (or
 less than) projected
 benefit obligation     4,392     (1,313)     3,889     (1,325)
Transition (asset)
 or obligation           (871)       414       (949)       407
-----------------------------------------------------------------
Unrecognized prior
 service cost           2,832          0      2,756        196
Unrecognized net
 gain                  (4,086)       (80)    (3,562)      (236)
Accrued (prepaid)
 pension cost        $ (2,267)   $   979   $ (2,134)   $   958
-----------------------------------------------------------------

     Pursuant to the provisions of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (SFAS 87), the Company has recorded $226,000 of additional unfunded accumulated benefit obligation attributable to the SERP plan at June 30, 1995. These unfunded obligations are recorded in other long-term liabilities. In addition, an intangible asset of the same amount has also been recorded. At June 30, 1995, and 1994, the discount rate for the benefit obligations was 7.5%, the assumed annual rate of increase in future compensation used in determining the actuarial present value of projected benefit obligations was 4.5% for plans covering the salaried employees, and the expected long-term annual rate of return on plan assets was 8.5%.

OTHER POST RETIREMENT BENEFITS:

     The Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" (SFAS
106), in 1994. The Company maintains a nonqualified benefit plan to provide post-retirement health care for elected officers of the Company. Six participants of this plan are retired and receiving payments under the plan. The Accumulated Post-Retirement Benefit Obligation at July 1, 1993, was $433,000, which is being amortized over 20 years.

      In addition to the assumed 7.5% discount rate used in the calculation of the benefit obligations, the assumed annual health care cost increase trend rate is 6.0%, with claim costs to increase based upon age, ranging from .5% to 6.0% per annum.


DOLLARS IN THOUSANDS                     1995           1994
--------------------------------------------------------------
Accumulated Post Retirement
Benefit Obligation:

Retirees                              $   450        $    328
Fully Eligible Active
  Plan Participants                         0              80
---------------------------------------------------------------
Other Active Plan Participants             53              36
---------------------------------------------------------------
Total Accumulated Post-
 Retirement Benefit Obligation            503             444
Plan Assets at Fair Value                   0               0
---------------------------------------------------------------
Plan Assets in Excess of
 Accumulated Post-Retirement
 Benefit Obligation                      (503)           (444)
Unrecognized Transition Obligation        390             412
Unrecognized Net (Gain) Loss               56               6
---------------------------------------------------------------
Accrued Post-Retirement
 Benefit Cost Recognized
 in Statement of Financial Position   $   (57)        $   (26)
---------------------------------------------------------------
NET PERIODIC POST-RETIREMENT
 BENEFIT COST:
 Service Cost                         $     5         $     4
 Interest Cost                             36              32
 Amortization of Transition
  Obligation                               22              22
---------------------------------------------------------------
 Net Periodic Post-Retirement Cost    $    63         $    58
---------------------------------------------------------------

POST-EMPLOYMENT BENEFITS:

     The Company has evaluated the provisions of Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Post-Employment Benefits." SFAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees, their beneficiaries, and covered dependents, after employment but before retirement. The Company provides post-employment benefits only to employees who are involuntarily terminated as a result of organizational restructuring or downsizing. This benefit is not provided to employees who are terminated in the event of facility closures. These benefits are limited to severance pay based upon length of service. The Company has not accrued for these post-employment benefits based upon historical data indicating a relatively stable work force, the relatively minor amounts paid in past years, and the fact that these costs cannot be reasonably estimated with any degree of certainty.


9.   MAJOR CUSTOMERS:

     Power conversion equipment sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology and market strategy. Two customers of the Company accounted for 13.4% and 10.6% of fiscal 1995 sales, respectively, one of which also accounted for 10.6% of June 30, 1995, accounts receivable. In comparison, there was one customer of the Company that accounted for 10.0% of fiscal 1994 sales and no customers were above the 10% threshold in 1993.

10.  RESTRUCTURING:

     In 1994, the Company recognized a pre-tax charge of $7,475,000 against earnings to establish reserves and record the impairment of assets associated with the restructuring of its aerospace business to include the closing of the Acme-URDC, Inc. facility in West Jordan, Utah, and the consolidation of operations into the facility in Tempe, Arizona.

     The 1994 charge included an impairment write-down of assets of $5,584,000, comprised of a $3,184,000 write-down of equipment and building improvements pertaining to its FNC battery facility in Tempe, Arizona, and a $2,400,000 write-down of intangible assets relating to the FNC Battery License. Additionally, restructuring reserves were established for impaired inventory, the allowance related to the sale of the URDC plant, severance and medical, relocation of the URDC business into the Tempe facility and miscellaneous costs. The following table sets forth the Company's restructuring reserves as reported at June 30, 1995, and 1994. All charges, are cash in nature.


DOLLARS IN THOUSANDS

                     JUNE 30,               1995      JUNE 30,
                       1994      1995     (INCOME)     1995
DESCRIPTION          BALANCE    CHARGES    EXPENSE    BALANCE
---------------------------------------------------------------
Impaired inventory    $  310     $   (3)     $   0      $ 307

URDC plant write-down    419         (7)       (13)       399

Employee severance and
 medical                 250       (187)       (63)         0

Relocation of the URDC
 business into the
 Tempe facility          547       (659)       112          0

Miscellaneous             76        (40)       (36)         0
---------------------------------------------------------------
Totals                $1,602     $ (896)     $   0      $ 706
---------------------------------------------------------------

     It is the intent of management to physically scrap the impaired inventory related to the restructuring during fiscal year 1996. The Company anticipates that it will either complete the sale or enter into a lease arrangement for the 23,000-square-foot facility in West Jordan, Utah, prior to June 30, 1997.


11.  SHAREHOLDERS' RIGHTS PLAN:

     The Company's Board of Directors has adopted a shareholders' rights plan (the "Rights Plan") and declared a dividend of one Right for each two shares of the Company's Common Stock outstanding at December 6, 1993. The Rights do not become exercisable until the earlier of (i) ten days following the public announcement that a person or affiliated group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Company's Common Stock, or (ii) ten days following the commencement of a tender offer, or exchange offer, that would result in a person or affiliated group becoming an Acquiring Person.
     Each Right entitles the registered holder to purchase one share of Common Stock at a purchase price of $50.00 per share.

     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement between the Company and its transfer agent, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of the Rights will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Rights. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.


12.  COMMITMENTS AND CONTINGENCIES:

     The Company was informed by the New York State Department of Environmental Conservation (DEC) on December 5, 1994, that the Municipal Waste Landfill, Cuba, NY, has been listed in the New York State Registry of Inactive Hazardous Waste Disposal Sites as a Class "2" site requiring remediation. Acme Electric Corporation has been determined by the DEC to be a potentially responsible party (PRP) by virtue of its disposal of wastes at the site. As a PRP, the Company may be subject to liability for the cost of site investigation and remediation. At this time, there is insufficient information available from which any reasonable estimate of such cost can be made. The Company did have insurance policies in effect during the period that waste was disposed of at the site, which the Company believes would provide coverage in the event the Company is liable.

PAGE 31 OF ANNUAL REPORT


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Acme Electric Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Acme Electric Corporation and its subsidiaries at June 30, 1995, and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/

Price Waterhouse LLP
Buffalo, New York
August 10, 1995

PAGE 32 OF ANNUAL REPORT


COMMON STOCK PRICES AND DIVIDEND INFORMATION


Stock price
------------------------------------------------------------
Year Ended June 30, 1995     High     Low     Dividends Paid
------------------------------------------------------------
Fourth Quarter              38 3/4   18 3/4          --
Third Quarter               21 1/2   12 3/8          --
Second Quarter              14        8 3/4          --
First Quarter               9 7/8     7 1/2          --
------------------------------------------------------------
Year Ended June 30, 1994
------------------------------------------------------------
Fourth Quarter              9 1/4     6 1/2          --
Third Quarter               8 1/2     7 1/4          --
Second Quarter             11 3/8     6 3/8          --
First Quarter               8 5/8     6 3/8          --

     Acme Electric Corporation's Common Stock is traded on the New York, Chicago, and Philadelphia Stock Exchanges. The approximate number of shareholders of record at June 30, 1995, was 1,351.