Form 10-K, Exhibit 13
period 1996-06-30
ACME ELECTRIC CORP
filed 1996-09-27
CIK 2070

EXHIBIT 13
PORTIONS OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 1996, INCORPORATED BY
REFERENCE.

PAGE 10 OF ANNUAL REPORT

FINANCIAL CONDITION:

     The Company has financed its working capital requirements and capital spending primarily with cash from operating revenues and the balance coming from increased borrowings. Total debt, including capital lease obligations, increased approximately $740,000 in 1996. During fiscal year 1996, the Company was able to reduce its net outstanding bank borrowings by $3,000,000, primarily due to the receipt of $2,025,000 of governmental loans and a $200,000 grant, all associated with the new Cuba, New York, facility.
     The working capital of the Company decreased by approximately $2,633,000 as of June 30, 1996. This reduction in working capital was primarily due to the Company's success in lowering inventory levels required to support operations, coupled with the collection of several aged Aerospace customer receivables and reductions of the unbilled receivables associated with engineering contracts in the military/aerospace business.
A further contributing factor to the working capital decrease was the slight decline in June sales of electronics products to Original Equipment Manufacturers (OEM), compared with the prior year June, resulting in a lower year-end receivables balance.

____________________________________________________________
Dollars in thousands
____________________________________________________________
Years ended June 30             1996        1995        1994
____________________________________________________________
Working Capital              $22,357     $24,990     $20,465
____________________________________________________________
Average Working Capital,
as a percent of sales           24.5%       24.9%       29.4%
____________________________________________________________
Cash provided from
(used in) Operations           3,549        (605)      4,355
____________________________________________________________
Current Ratio                  2.7:1       2.7:1       3.0:1
____________________________________________________________
Long-Term Debt to Equity       1.5:1       1.5:1       1.3:1
____________________________________________________________

     Capital expenditures and foreign investment combined were $3,963,000 and $4,272,000 for 1996 and 1995, respectively, compared with capital expenditures and license payments of $7,754,000 in 1994. Included in the 1996 expenditures is approximately $3,000,000, relating to the new business information system, of which $2,000,000 was financed through a third-party five-year lease arrangement. The fiscal 1995 and 1994 expenditures included $1,500,000 and $4,710,000, respectively, of the Cuba, New York, plant construction costs. The Company anticipates capital expenditures will approximate $2,700,000 in 1997, inclusive of the new business information system costs. The Company expects that operating activities in 1997 will produce net cash to fund these capital expenditures and any increase in working capital caused by increased business.
     At June 30, 1996, the Company had two secured term loans with a combined outstanding balance of $6,723,000, with interest terms of the lower of prime plus 1.5%, or 3% above the London Interbank Eurodollar rate, and a secured line of credit allowing for revolving loans and letters of credit up to $21,000,000 with interest at the lower of prime plus 1.0%, or the London Interbank Eurodollar rate plus 2.5%, with an outstanding balance of $13,288,000. The credit agreement, as amended, provides for a maturity date on the line of credit of December 1, 1997, while the $4,723,000 and $2,000,000 term loans have principal payments due through January 2, 2000, and July 1, 2001, respectively. Pursuant to requirements within the credit agreement, the Company has purchased an interest-rate protection instrument that provides for a maximum interest rate of 9.6% on $15,000,000 of notional principal debt, expiring December 1, 1997. The credit agreement contains certain restrictive covenants, including, but not limited to, maintenance of earnings, interest coverage, and debt-to-worth ratios. At June 30, 1996, the Company was in compliance of the covenants under the credit agreement. Management believes that current financing will provide adequate liquidity in the near term, with intentions to negotiate longer term facility commitments for the future.
     During 1996, the Company successfully concluded negotiations concerning amendments to its License Agreement ("License") with DAUG-HOPPECKE. Such amendments included issues pertaining to the elimination of minimum royalties, extension of the License, expansion of eligible market applications, repair of products that exhibit certain defects, and the ability to assign the License to third parties. The Company has provided adequate accruals related to this agreement. The impact on 1997 cash flow will be less than $400,000.

PAGES 11 - 12 OF ANNUAL REPORT


RESULTS OF OPERATIONS:

     Acme Electric Corporation reported a net loss of $280,000, or $.06 per share, on net sales of $96,551,000 for the year ended June 30, 1996, compared with net income of $992,000, or $.20 per share, and net loss of $5,659,000, or $1.17 per share, for 1995 and 1994, respectively. The 1994 loss of $5,659,000 included a restructuring and impairment charge of $4,836,000 net of taxes, associated with the Company's restructuring of its aerospace business. Net loss from sales to the military/aerospace market for 1996 was $1,699,000, compared to losses of $1,219,000 and $2,377,000 in
1995 and 1994, respectively. The Company continues to incur significant manufacturing inefficiencies and engineering contract overruns in its Tempe, Arizona, operation, as it strives to improve the product design processes and production disciplines, while endeavoring to stay current with customer shipment requirements to the military/aerospace market.
     Consolidated sales increased $5,424,000, or 5.9%, over the previous year, compared with an increase of $14,894,000, or 19.5%, in 1995 over 1994 levels. The increase is primarily the result of increased sales to two major customers, one in distribution, the second a major OEM customer. Sales to the military/aerospace market in 1996 were $7,698,000, approximately a $1,000,000 improvement over the 1995 and 1994 levels of $6,535,000 and $6,749,000, respectively.
     The Company achieved overall record annual sales in 1996, in spite of major disruptions in production and shipments in the second and third quarters, as new advanced manufacturing techniques were being introduced. The Company has continued to gradually recover the 1995 material-cost increases through increased pricing, though full recovery has not been realized. A portion of the 1996 sales growth was comprised of a mix of products with lower margins.
     Continued growth in sales will be dependent upon several factors, including the Company's ability to grow sales of its core line of products sold through distribution, along with the ability to minimize the short-term operational disruptions associated with the continued implementation of advanced manufacturing techniques and the new business system. The Company's sales progression will further be contingent upon the pace at which operational improvements at its Tempe, Arizona, manufacturing facility will be achieved, the success of its international sales efforts, and its ability to continue to attract new major OEM customer programs.
     Cost of sales as a percentage of sales was 77.6% in 1996, 74.4% in 1995, and 72.2% in 1994. The increase from 1995 to 1996 reflects the first full year at the higher material prices (incurred in 1995), which have cumulatively outpaced sales-price recovery efforts to date. Other factors adversely affecting 1996 gross margin (cost of sales) include: significant manufacturing cost inefficiencies and shipment disruptions in quarters two and three, as the Company initiated the implementation of new manufacturing techniques and resized its labor force at its Lumberton, North Carolina, manufacturing facility; continued operational difficulties with product design, product assembly processes and material flows experienced at its Tempe, Arizona, manufacturing facility, resulting in engineering contract-cost overruns and excessive production costs; and a slightly different mix of product sold with lower margin. These factors were partially offset by the $575,000 (Pre-tax) Sealed Lead Acid Battery (SLAB) contract loss reversal, resulting from the government's termination of the contract. The Company will continue to increase prices, where possible, in an effort to recover margins lost to the 1995 surge in material costs. Further, both the labor-force resizing and progress made in the Demand Flow Technology
(DFT) implementation have favorably affected the commercial/industrial business during the fourth quarter of fiscal 1996. The Company's management resources continue to be taxed by the military/aerospace business in an effort to achieve break-even results in the near term. The success of these efforts will be contingent on product pricing initiatives, improvement in the design processes and production activities, and growth in sales. The cost of sales as a percentage of sales in the fourth quarter of fiscal 1996 was 77.7%, an improvement from the 81.5% of the second quarter, in spite of significant engineering contract losses and large workers' compensation claims charged in the quarter. This improvement reflects the favorable efforts of the aforementioned Company initiatives.
     Research and engineering expenses as a percentage of sales were 4.9% in 1996, compared to 5.2% in 1995 and 7.4% in 1994. This net decrease as a percentage of sales is reflective of the higher sales level achieved in 1996 over 1995. Included in the 1994 expenses was approximately $250,000 of engineering and quality support costs, which are included in manufacturing expense in 1996 and 1995.
     Selling and administrative expenses as a percentage of sales were 15.5% in 1996, compared with 16.5% in 1995 and 18.8% in 1994. The percentage of sales decrease from 1995 to 1996 is primarily due to the increased sales levels in 1996 without a corresponding increase in selling costs, including commissions. The net decrease in the percent of sales ratio from 1994 to 1995 reflects the nearly $15,000,000 growth in sales in 1995, coupled with the $600,000 reduction in overhead costs resulting from the 1994 aerospace business restructuring.
     Total interest expense increased nearly $400,000 from 1995 to 1996. This increase is primarily due to a higher average outstanding debt balance maintained during 1996 to support the working capital requirements of the Company. Total interest expense decreased by approximately $560,000 from 1994 to 1995. However, included in the 1994 interest amount was approximately $1,160,000 of costs associated with the interest collar instrument. Interest costs had increased in 1995 over 1994 amounts when the 1994 collar-related amounts are excluded, due primarily to higher interest rates combined with higher average outstanding debt balances in 1995. The Company's long-term debt originates from financing the military/aerospace business over the past nine years.
     Effective tax (benefit) rates for the most recent three years were (29.7%), 38.4% and (35.3%), respectively. The fluctuations in the effective rates are generally reflective of the year-to-year variations in the permanent book-to-tax differences as a percent of pre-tax earnings
(loss) and the Company's estimations as to the probable realizations of certain deferred state tax assets and minimum tax effects thereon. The Company does not record tax benefit for the loss from its 50%-owned foreign joint-venture and, as such, has generated a lower effective benefit rate.
     The fourth quarter of fiscal year 1996 resulted in net income of $148,000 on quarterly sales of $24,040,000, or a net income per share of $.03. The pre-tax income for the quarter of $190,000 included a $175,000 reversal of the remaining loss reserve related to the SLAB contract with the Department of the Navy (terminated for convenience), a $316,000 additional charge for workers' compensation costs, and $480,000 accrued losses on long-term engineering contracts for the military/aerospace market. Annual workers' compensation costs were approximately $340,000 higher than normal, primarily due to several major individual case developments which occurred in the fourth quarter of the year.
     The provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting of Stock-Based Compensation," will become effective for the Company for fiscal year 1997. SFAS No. 123 establishes a fair-value based method of accounting for stock-based compensation, but does not require entities to adopt that method in place of the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company is evaluating its alternative with respect to the adoption of this Statement.

PAGE 13 OF ANNUAL REPORT

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA


Dollars in thousands (except per share, employee data and per square-foot amounts)
_______________________________________________________________________________________________


Years ended June 30                        1996        1995       1994        1993       1992
_______________________________________________________________________________________________
Net Sales                               $96,551     $91,127    $76,233     $75,812    $72,715
Income (Loss) before cumulative
 effect of a change in accounting
 principle                                 (280)        992     (5,659)       (673)       624
Cumulative effect of a change
 in accounting principle                     --          --         --         219         --
Net Income (Loss)                          (280)        992     (5,659)       (454)       624
Income (Loss) per common share
 before cumulative effect of a
 change in accounting principle            (.06)        .20      (1.17)       (.14)       .13
Cumulative effect of a change
 in accounting principle                     --          --         --         .05         --
Net Income (Loss) per common share         (.06)        .20      (1.17)       (.09)       .13
_______________________________________________________________________________________________
AT END OF YEAR:
 Total assets                           $54,144     $56,178    $46,505     $50,053    $50,286
 Working capital                         22,357      24,990     20,465      24,332     24,501
 Average working capital,
  as a percent of sales                    24.5%       24.9%      29.4%       32.2%      34.4%
 Ratio of current assets to
  current liabilities                     2.7:1       2.7:1      3.0:1       4.2:1      4.5:1
 Investment in property, plant
  and equipment - net                    16,469      14,657     12,669      15,561     16,638
 Long-term debt                          24,394      24,419     19,590      21,293     21,668
 Total shareholders' equity              15,684      15,849     14,566      20,108     20,500
 Equity per common share                   3.18        3.22       3.02        4.19       4.28
Weighted average number of shares
 outstanding used to compute income
 (loss) per common share              4,955,626   4,924,887  4,854,061   4,812,429  4,777,473
_______________________________________________________________________________________________
Average number of hourly employees          534         505        444         436        456

Average number of salaried employees        248         251        252         267        307

Sales per full-time employee
 equivalent (000's)                     $   123     $   120    $   109     $   108    $    95
Square footage occupied                 339,000     361,000    372,000     465,000    533,000
Sales per square foot (000's)           $   285     $   252    $   205     $   164    $   137


PAGE 14 OF ANNUAL REPORT

CONSOLIDATED STATEMENT OF OPERATIONS

Dollars in thousands (except per share amounts)
_________________________________________________________________________
Years ended June 30                             1996      1995      1994
_________________________________________________________________________
Net Sales                                    $96,551   $91,127   $76,233

Costs and Expenses
Cost of sales                                 74,964    67,837    55,071
Research and engineering expenses              4,735     4,791     5,666
Selling and administrative expenses           14,992    15,023    14,344
Interest expense                               2,258     1,866     2,429
Restructuring costs                               --        --     1,891
Impairment charge                                 --        --     5,584
_________________________________________________________________________
Total Costs and Expenses                      96,949    89,517    84,985
_________________________________________________________________________
Income (Loss) Before Income Taxes               (398)    1,610    (8,752)

Income Tax Expense (Benefit)                    (118)      618    (3,093)
_________________________________________________________________________
Net Income (Loss)                            $  (280)  $   992   $(5,659)
_________________________________________________________________________
Net Income (Loss) per Common Share           $  (.06)  $   .20   $ (1.17)
_________________________________________________________________________

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

Dollars in thousands
___________________________________________________________________________
                                            JUNE 30, 1996    JUNE 30, 1995
___________________________________________________________________________
ASSETS
Current Assets
___________________________________________________________________________
Cash                                              $   828          $   386
Accounts receivable, net                           15,445           17,253
Inventories, net                                   15,008           17,352
Income taxes receivable                                --              325
Deferred income taxes                               1,093            1,303
Other current assets                                2,997            2,818
___________________________________________________________________________
Total Current Assets                               35,371           39,437
___________________________________________________________________________
Property, plant and equipment, at cost:
  Land and buildings                               11,283           11,224
  Machinery and equipment                          23,700           19,919
___________________________________________________________________________
Total property, plant and equipment                34,983           31,143
Less accumulated depreciation and
  amortization                                    (19,495)         (17,467)
Facilities held for sale, net                         981              981
___________________________________________________________________________
Property, plant and equipment, net                 16,469           14,657
___________________________________________________________________________
Other assets                                        2,304            2,084
___________________________________________________________________________
TOTAL ASSETS                                      $54,144          $56,178
___________________________________________________________________________

___________________________________________________________________________

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
___________________________________________________________________________
Accounts payable                                  $ 6,045          $ 9,307
Accrued compensation and other                      4,763            3,700
Current portion of long-term debt                   2,206            1,440
___________________________________________________________________________
Total Current Liabilities                          13,014           14,447
___________________________________________________________________________
Long-term debt                                     24,394           24,419
Other long-term liabilities                         1,052            1,463
___________________________________________________________________________
TOTAL LIABILITIES                                  38,460           40,329
___________________________________________________________________________
SHAREHOLDERS' EQUITY
___________________________________________________________________________
Common Stock, $1 par value authorized
  8,000,000 shares, issued 5,020,153
  and 5,002,977 shares                             5,020             5,003
Capital in excess of par value                    18,910            18,807
Accumulated deficit                               (7,352)           (7,072)
___________________________________________________________________________
Total capital & accumulated deficit               16,578            16,738
Less treasury stock, at cost:
  80,699 and 80,551 shares                           894               889
___________________________________________________________________________
Total Shareholders' Equity                        15,684            15,849
___________________________________________________________________________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $54,144           $56,178
___________________________________________________________________________
The accompanying notes are an integral part of these financial statements.

PAGE 16 OF ANNUAL REPORT


CONSOLIDATED STATEMENT OF CASH FLOWS

Dollars in thousands
_________________________________________________________________________
Years ended June 30                           1996       1995       1994
_________________________________________________________________________
Cash flows from operating activities:
Net Income (Loss)                        $   (280)   $    992    $(5,659)
Adjustments to reconcile net income
 (loss) to net cash flows from
 operating activities:
 Loss from joint-venture                      213         161         --
 Depreciation and amortization              2,040       2,066      2,533
 Loss (gain) on sale/retirement of
  fixed assets                                 --          18       (229)
 Deferred income taxes                       (134)        542     (3,102)
 Impairment charge                             --          --      5,584
Change in assets and liabilities:
 Accounts receivable, net                   1,808      (2,007)      (492)
 Inventories, net                           2,344      (6,860)     2,756
 Other assets                                  (4)        885         96
 Prepaid and accrued income taxes             294         (82)       176
 Accounts payable                          (3,262)      5,075        857
 Reserves for restructuring, net               --        (896)       632
 Accrued compensation and other               530        (499)     1,203
_________________________________________________________________________
Net cash provided from (used in)
 operating activities                       3,549        (605)     4,355
_________________________________________________________________________
Cash flows from investing activities:
 Additions to property, plant
  and equipment                            (3,852)     (4,072)    (6,238)
 Intangibles acquired                          --          --     (1,516)
 Proceeds from dispositions of
  fixed assets                                 --          --      4,138
 Investment in joint-venture                 (111)       (200)        --
_________________________________________________________________________
Net cash used in investing
 activities                                (3,963)     (4,272)    (3,616)
_________________________________________________________________________
Cash flows from financing activities:
 Increase of long-term debt                14,984      21,445     11,169
 Reduction of long-term debt              (14,243)    (16,633)   (12,096)
 Proceeds from employee stock
  purchase, stock option and
  dividend reinvestment plans                 120         773        212
 Purchase of treasury stock                    (5)       (482)       (95)
_________________________________________________________________________
Net cash provided from (used in)
 financing activities                         856       5,103       (810)
_________________________________________________________________________
Net increase (decrease) in cash               442         226        (71)
_________________________________________________________________________
Cash at beginning of year                     386         160        231
_________________________________________________________________________
Cash at end of year                      $    828    $    386   $    160
_________________________________________________________________________
Supplemental disclosures of cash
 flow information:
 Cash paid (received) during the
  year for:
   Interest                              $  2,413    $  1,999   $  2,512
   Income Taxes                          $   (278)   $    158   $  (166)
_________________________________________________________________________
The accompanying notes are an integral part of these financial statements.

PAGE 17 OF ANNUAL REPORT


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Dollars in thousands
___________________________________________________________________________
                                             Capital
                                   Common         in
                                    stock     excess              Treasury
                                   $1 par     of par  Accumulated   stock,
                                    value      value      deficit  at cost
___________________________________________________________________________
Balance June 30, 1993              $4,839    $17,986      $(2,405)    $312
___________________________________________________________________________
Stock options exercised                31        138
___________________________________________________________________________
Purchase of treasury shares                                             95
___________________________________________________________________________
Sales of authorized shares:
   Employee Stock Purchase Plan         3         17
   Employee Savings Plan (401[K])       3         20
___________________________________________________________________________
Net Loss                                                   (5,659)
___________________________________________________________________________
Balance June 30, 1994               4,876     18,161       (8,064)     407

___________________________________________________________________________
Stock options exercised               123        610
___________________________________________________________________________
Purchase of treasury shares                                            482
___________________________________________________________________________
Sales of authorized shares:
   Employee Stock Purchase Plan         1          8
   Employee Savings Plan (401[K])       3         28
___________________________________________________________________________
Net Income                                                    992
___________________________________________________________________________
Balance June 30, 1995               5,003     18,807       (7,072)     889
___________________________________________________________________________
Stock options exercised                 6         23
___________________________________________________________________________
Purchase of treasury shares                                              5
___________________________________________________________________________
Sales of authorized shares
   Employee Stock Purchase Plan         2         67
   Employee Savings Plan (401[K])       9         13
___________________________________________________________________________
Net Loss                                                     (280)
___________________________________________________________________________
Balance June 30, 1996              $5,020    $18,910      $(7,352)    $894
___________________________________________________________________________
None of the Company's authorized 500,000 shares of $10 par value preference stock has been issued.

The accompanying notes are an integral part of these financial statements.

PAGES 18 - 23 OF ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES:

     a. Acme Electric Corporation designs, manufactures and markets power conversion equipment for electronic and electrical systems.
Principal markets encompass computers, test equipment, information systems, military, aerospace, telecommunications and a variety of industrial, commercial and residential applications requiring conversion of electrical energy from one useable state to another.

     b. The Company is a 50% owner in the Irish-based joint-venture, Acme Electric Limited (AEL). This investment is recorded under the equity method of accounting. As of June 30, 1996, the Company's share of cumulative losses approximated $375,000.

     c. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        The major areas in which the Company utilizes estimates include deferred tax assets, reserves for insurance and legal claims, environmental liabilities, product warranty reserves, reserve recognition on long-term contracts, and the net realizable value of certain assets. The amounts contained within these financial statements represent management's best estimate of expected outcomes based on available information. However, the Company realizes that certain events could occur or fail to occur which would impact the estimates by a material amount in the future.

     d. The Company files a federal income tax return and various state returns. The Company follows the asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial carrying values and the tax bases of the related assets and liabilities. The deferred income tax provision for the period is the difference in the assets and liabilities as of the beginning and end of the period. Income taxes are more fully described in Note 7.

     e. Inventories are costed at the lower of cost or market and determined principally on a FIFO (first in, first out) basis.

     f. The Company utilizes the percentage-of-completion method for long-term contracts in its aerospace business. Revenues are recognized on the percentage-of-completion basis, measured by the percentage of material, labor and overhead costs incurred to date to total estimated material, labor and overhead costs for each long-term contract.

     g. Except for facilities held for sale, depreciation of property, plant and equipment is computed on the straight-line and the sum-of-the-years'-digits methods over the estimated service lives of the assets. At the time of retirement or other disposition of properties, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The range of lives used as a basis for calculating depreciation is as follows:


                                         Years
        ______________________________________

        Buildings                        20-45
        ______________________________________

        Machinery and equipment           5-12
        ______________________________________

        Furniture and fixtures            8-10
        ______________________________________

        Automobiles and trucks             3-4
        ______________________________________

     h. Net income (loss) per common share computations are based upon the weighted average number of shares outstanding during each year as adjusted for outstanding stock options.

2.   ACCOUNTS RECEIVABLE:

_____________________________________________________________

Dollars in thousands                         1996       1995
_____________________________________________________________

Billed                                    $14,938    $16,439

Unbilled                                      896      1,265
_____________________________________________________________

  Subtotal                                $15,834    $17,704
_____________________________________________________________

Less allowance for doubtful accounts         (389)      (451)
_____________________________________________________________

Accounts receivable, net                  $15,445    $17,253
_____________________________________________________________

     Unbilled receivables are comprised of revenue amounts on long-term contracts which have been earned, but not yet billed. Management anticipates that all unbilled receivables at June 30, 1996, will be substantially billed and collected in fiscal year 1997.

3.   INVENTORIES:

__________________________________________

Dollars in thousands   1996     1995
__________________________________________

Raw Material        $ 6,733  $ 6,990
__________________________________________

Work in Process       3,876    4,819
__________________________________________

Finished Goods        4,399    5,543
__________________________________________

Total Inventories   $15,008  $17,352
__________________________________________

     Inventories are reported net of the reserves for obsolescence of $399,000 and $566,000 in 1996 and 1995, respectively.

4.   LONG-TERM DEBT:
_____________________________________________________

Dollars in thousands                  1996     1995
_____________________________________________________

Secured revolving loan             $13,288  $16,988

Secured term loan with quarterly
principal installments of
$337,360 each, and interest paid
monthly at the lower of prime plus
1.5%, or the Eurodollar (London
Interbank Eurodollar) rate plus
3.0% through January 2, 2000.        4,723    6,072

Secured term loan with quarterly
principal installments of $33,333
each, and interest paid monthly at
the lower of prime plus 1.5%, or
the Eurodollar (LIBOR) rate plus
3.0% through July 1, 2001.           2,000       --

Capital lease obligation secured by
related building, machinery and
equipment at the Cuba, New York,
facility, payable in quarterly
principal installments of $5,208,
with interest paid monthly on the
unpaid balance at a rate of prime
plus 1.5% through April 1, 2017.       448      469

Secured loan on the Cuba facility
payable over 20 years, with
monthly payments for the first four
years of interest only of $6,666,
with monthly payments of $14,120,
consisting of principal and interest
at 4%, commencing September 1, 1997,
and continuing over the remaining
sixteen years.                       2,000    2,000

Capital lease obligation secured
by new business information system
equipment and a $900,000 letter of
credit, payable in monthly install-
ments of $42,662, consisting of
principal and interest at 10.09%,
maturing December 2001.              1,818       --

Secured loan on the Cuba facility
payable over 20 years, with no
monthly principal or interest due
for the first 3 years, 36 monthly
principal and interest payments
of $8,680 at 2% due years 4-6 and
168 monthly principal and interest
payments of $10,534 at 5% due
through September 2015.              1,500       --

Other debt                             823      330
_____________________________________________________
Total debt                          26,600   25,859
_____________________________________________________
Current portion                     (2,206)  (1,440)
_____________________________________________________
Long-term portion                  $24,394  $24,419
_____________________________________________________

     The Company has a credit agreement with a banking institution, which provides for borrowings and letters of credit up to a maximum of $27,723,000. This credit agreement is comprised of two secured term loans in the amount of $4,723,044 and $2,000,000 and a $21,000,000 secured revolving loan. The revolving loan carries an interest rate equal to the lower of prime plus 1.0%, or the London Interbank Eurodollar rate plus 2.5%, with a maturity date of December 1, 1997. The Company maintains interest rate protection, which allows for a maximum interest rate of 9.6% on $15,000,000 of notional principal debt. Outstanding borrowings against the revolving credit facility are limited by formula to specified amounts of accounts receivable and inventory, reduced by outstanding term debt. The Company pays a maximum annual commitment fee of 1/4 of 1% per annum on the unused portion. Under the terms of the credit agreement, the Company is required to meet certain restrictive covenants with respect to maintenance of earnings, interest coverage and debt-to-worth ratios. At June 30, 1996, the Company was in compliance with the covenants under the credit agreement.

     During the next five years, long-term debt matures as follows: 1997 - $2,206,000, 1998 - $2,281,000, 1999 - $2,318,000, 2000 - $2,322,000, and
2001 - $2,064,000. These amounts do not include any maturities relating to the revolving loan.

5.   STOCK OPTION PLANS:

     Options were granted under the 1981 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 1999. The 1981 Plan expired in October, 1992. Options granted under the 1981 Plan expire in accordance with their respective terms.

     Options are granted under the 1989 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are
exercisable in varying amounts through 2001.   An amendment of the 1989
Stock Option Plan was approved at the annual meeting of shareholders held on October 27, 1995, to apply a formula for the award of further options after each year of profitable operation and to increase the number of shares subject to the Plan from 225,000 to 450,000. In accordance with the formula, no options will be granted for the fiscal year ended June 30, 1996.

    ___________________________________________________________
                                  1981 Plan     1989 Plan
                                     Shares        Shares
    ___________________________________________________________
    Options outstanding
    July 1, 1995                     19,172        47,000

    Options granted                       -        53,000

    Options exercised                     -        (6,500)

    Options cancelled                (2,625)       (2,000)

    Options outstanding              16,547        91,500
    June 30, 1996

    Options exercisable at
    June 30, 1996                    16,547        38,000

    Exercise prices per share   $5.72-$8.56  $4.06-$11.25

    Shares available for options
    at June 30, 1996                      -      254,004
    ___________________________________________________________

6.  LEASES:

    The Company leases certain manufacturing facilities and equipment, described in Note 4, under lease agreements which have been capitalized, and various other equipment under operating leases. Under the terms of the capital leases, the Company has included $3,797,565 and $1,794,000 in the cost of property, plant and equipment at June 30, 1996, and 1995, respectively. Accumulated depreciation on such assets was $1,040,000 and $1,004,000 at June 30, 1996, and 1995, respectively. Total rental expense under operating leases, which includes the headquarters facility, was $1,038,000, $1,130,000 and $1,026,000 in 1996, 1995 and 1994, respectively.
Minimum future rental commitments under non-cancelable operating leases are approximately $766,000 in 1997; $522,000 in 1998; $425,000 in 1999;
$235,000 in 2000; and $0 in 2001.

7.  INCOME TAXES:


    The provision for income taxes includes the following:

Years Ended June 30
____________________________________________________________
Dollars in thousands                 1996      1995     1994
____________________________________________________________
Current
 Federal Expense                 $     --  $     49  $    --
 State Expense                         16        27        9
____________________________________________________________
Deferred
 Federal Expense (Benefit)           (117)      518   (2,912)
 State Expense (Benefit)              (17)       24     (190)
____________________________________________________________
Total Provision (Benefit)        $   (118) $    618  $(3,093)
____________________________________________________________

    Total income tax expense (benefit) for fiscal years 1996, 1995 and 1994 resulted in effective tax (benefit) rates of (29.7%), 38.4% and (35.3%), respectively. Differences between the statutory federal income tax rate and the effective income tax rate are as follows:

_____________________________________________________________
                                      1996     1995     1994
_____________________________________________________________
Statutory rate (benefit)            (34.0%)   34.0%   (34.0%)
_____________________________________________________________
Foreign losses not tax effected      18.2%     3.4%       --
_____________________________________________________________
Reduction of accumulated reserve    (17.0%)      --       --
_____________________________________________________________
Other                                 3.1%     1.0%    (1.3%)
_____________________________________________________________
Effective tax (benefit) rate        (29.7%)   38.4%   (35.3%)
_____________________________________________________________

    At June 30, the deferred tax assets (liabilities) were comprised of the following:

_____________________________________________________________
Dollars in thousands                   1996      1995    1994
_____________________________________________________________
Deferred tax assets:
 Inventory                           $  376    $  285  $  383
 Property, plant & equipment            186       330     496
 Accrued expenses                       744       554     386
 Restructuring and
  impairment charges                    779     1,028   1,537
 Loss contingencies                      --       224     224
 Supplemental Executive
  Retirement                            402       383     377
 Other                                  245       319     250
 Loss carry forward                   1,111       754     679
_____________________________________________________________
                                      3,843     3,877   4,332
_____________________________________________________________
Deferred tax liabilities:
 Pensions                              (915)     (885)   (842)
 State taxes                           (195)     (189)   (241)
_____________________________________________________________
                                     (1,110)   (1,074) (1,083)
_____________________________________________________________
Net deferred tax asset               $2,733    $2,803  $3,249
_____________________________________________________________

    The Company has certain federal and state loss carry forwards available to offset future taxable income. The federal tax loss carry forward of $3,000,000 will have portions expire, if unused, in 2009. Portions of the state loss carry forwards, if not used, will expire in 1997.

8.  EMPLOYEE BENEFITS

RETIREMENT PLANS:

    The Company maintains three noncontributory defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based upon the employee's individual yearly compensation. Plans covering hourly employees provide benefits of stated amounts for each year of service.
    It is the Company's policy to fund for each qualified plan at least an amount necessary to satisfy the minimum requirements of the Employee Retirement Income Security Act. The amount to be funded is subject to annual review by management and its consulting actuary. In recent years, funding contributions have been restricted due to application of Internal Revenue Code full-funding limitations to one or more of the plans. The Company also maintains a nonqualified Supplemental Executive Retirement Plan (SERP) for elected executive officers of the Company. The SERP provides benefits based upon an executive's compensation in the last year of service and is reduced by benefits received from the salaried plan. Six participants of this plan are retired and receiving payments under the plan.
    Approximately 3% of the plans' assets are invested in cash and equivalents, 50% are invested in equities, and the remaining 47% are invested in fixed-income securities and annuities.
    Net periodic pension expense for the three years ended June 30, 1996, included the following components:

_________________________________________________________________
Dollars in thousands              1996       1995       1994
_________________________________________________________________
Service cost - Benefits
 earned during the period     $    518   $    521   $    562
Interest cost on projected
 benefit obligation              1,521      1,441      1,382
Actual return on assets         (4,666)    (1,398)    (1,078)
Net amortization, deferral
 and curtailment gain            2,885       (505)      (977)
Net periodic pension
 expense (income)             $    258   $     59   $   (111)
_________________________________________________________________
For plans where:
                          June 30, 1996         June 30, 1995
                      Assets   Accumulated  Assets   Accumulated
                      Exceed    Benefits    Exceed    Benefits
                     Accumulated  Exceed   Accumulated  Exceed
                       Benefits   Assets    Benefits    Assets
_________________________________________________________________
Actuarial present
 value of benefit
 obligations:
Vested benefit
 obligation           $(18,568)  $(1,359)  $(17,434)   $     0
Accumulated benefit
 obligation            (18,718)   (2,751)   (17,530)    (1,205)
Projected benefit
 obligation            (20,082)   (2,771)   (18,716)    (1,313)
Plan assets at fair
 value                  25,173     1,350     23,108          0
Funded Status: Assets
 in excess of (or
 less than) projected
 benefit obligation      5,090    (1,421)     4,392     (1,313)
Transition (asset)
 or obligation            (645)      273       (871)       414
_________________________________________________________________
Unrecognized prior
 service cost            2,947       161      2,832          0
Unrecognized net
 gain                   (5,107)      (73)    (4,086)       (80)
Accrued (prepaid)
 pension cost         $ (2,285)  $ 1,060   $ (2,267)   $   979
_________________________________________________________________


    Pursuant to the provisions of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (SFAS 87), the Company has recorded $382,000 of additional unfunded accumulated benefit obligation attributable to the SERP plan at June 30, 1996. These unfunded obligations are recorded in other long-term liabilities. In addition, an intangible asset of the same amount has also been recorded.
    At June 30, 1996, and 1995, the discount rates for the benefit obligations were 7.0% and 7.5%, respectively, the assumed annual rate of increase in future compensation used in determining the actuarial present value of projected benefit obligations was 4.5% for plans covering the salaried employees for both years, and the expected long-term annual rate of return on plan assets was 8.5% for plan years 1996 and 1995.

OTHER POST-RETIREMENT BENEFITS:

    The Company adopted Statement of Financial Accounting Standards No. 106, "Employees' Accounting for Post-Retirement Benefits Other Than Pensions," in 1994. The Company maintains a nonqualified benefits plan to include post-retirement health care for elected officers of the Company. Six participants of this plan are retired and receiving payments under the plan. The Accumulated Post-Retirement Benefit Obligation at June 30, 1996, and 1995, was comprised of $453,000 and $450,000, respectively, attributable to retirees, and $57,000 and $53,000, respectively, attributable to eligible and other active plan participants, for combined totals of $510,000 and $503,000, respectively. At June 30, 1996, and 1995, the unrecognized amount of the Accumulated Post-Retirement Benefit Obligation was $368,000 and $226,000, respectively. The fiscal 1996 Net Periodic Post-Retirement Benefit Cost associated with the plan was $68,000, comprised of $6,000 service costs, $38,000 interest costs, $22,000 amortization of the transition obligations, and $2,000 amortization of unrecognized net loss. The fiscal 1995 Net Periodic Post-Retirement Benefit Cost associated with the plan was $63,000, comprised of $5,000 services costs, $36,000 interest costs, and $22,000 of amortization of the transition obligation. The accrued Post-Retirement Benefit Cost recognized in the balance sheet as June 30, 1996, was $86,000, as compared to June 30, 1995, of $57,000. At June 30, 1996, and 1995, the assumed discount rates were 7.0% and 7.5%, respectively, used in the calculation of the benefit obligations, assumed annual health-care trend rate is 6.0% for both years, with claim costs to increase based upon age, ranging from .5% to 6.0% per annum.

POST EMPLOYMENT BENEFITS

    The Company has evaluated the provisions of Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Post-Employment Benefits." SFAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees, their beneficiaries, and covered dependents, after employment but before retirement. The Company provides post-employment benefits only to employees who are involuntarily terminated as a result of organizational restructuring or downsizing. Excluded from this benefit is facility closures. These benefits are limited to severance pay based upon length of service. The Company has not accrued for these post-employment benefits based upon historical data indicating a relatively stable work force, the relatively minor amounts paid in past years, and the fact that these costs cannot be reasonably estimated with any degree of certainty.

9.  MAJOR CUSTOMERS:

    Power conversion equipment sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology and market strategy. One customer of the Company accounted for 14.8% of fiscal 1996 sales and 8.2% of June 30, 1996, accounts receivable. In comparison, two customers accounted for 13.4% and 10.6%, respectively, of fiscal 1995 sales, one of which also accounted for 10.6% of June 30, 1995, accounts receivable. There was one customer that accounted for 10.0% of fiscal 1994 sales.

10. RESTRUCTURING:

    In 1994, the Company recognized a pre-tax charge of $7,475,000 against earnings to establish reserves and record the impairment of assets associated with the restructuring of its aerospace business to include the closing of the Acme-URDC, Inc. facility in West Jordan, Utah, and the consolidation of operations into the facility in Tempe, Arizona.
    The only remaining restructing-related reserve at June 30, 1996, is the reserve for the URDC plant write-down of $399,000. The Company continues to actively market, for sale or lease, the idle 23,000-square-foot facility in West Jordan, Utah.

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

    In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common share is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement between the Company and its transfer agent, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of the Rights will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Rights. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

12.  COMMITMENTS AND CONTINGENCIES:

     The Company was informed by the New York State Department of Environmental Conservation (DEC) on December 5, 1994, that the Municipal Waste Landfill, Cuba, NY, has been listed in the New York State Registry of Inactive Hazardous Waste Disposal Sites as a Class "2" site requiring remediation. Acme Electric Corporation has been determined by the DEC to be a potentially responsible party (PRP) by virtue of its disposal of wastes at the site. As a PRP, the Company may be subject to liability for the cost of site investigation and remediation. At this time, there is insufficient information available from which any reasonable estimate can be made of the potential relative costs to the Company. The Company did have insurance policies in effect during the period that waste was disposed of at the site, which the Company believes would provide coverage in the event the Company is liable.

PAGE 23 OF ANNUAL REPORT


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Acme Electric Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Acme Electric Corporation and its subsidiaries at June 30, 1996, and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/
Price Waterhouse LLP
Buffalo, New York
August 13, 1996

PAGE 24 OF ANNUAL REPORT


COMMON STOCK PRICES AND DIVIDEND INFORMATION


Stock price
_________________________________________________________________
Year Ended June 30, 1996        High     Low      Dividends Paid
_________________________________________________________________
Fourth Quarter                 12 7/8    6 1/8          --
Third Quarter                   9 1/4    6              --
Second Quarter                  9 7/8    7 3/8          --
First Quarter                  32 1/4    9 1/4          --

_________________________________________________________________
Year Ended June 30, 1995
_________________________________________________________________
Fourth Quarter                 38 3/4   18 3/4          --
Third Quarter                  21 1/2   12 3/8          --
Second Quarter                 14        8 3/4          --
First Quarter                   9 7/8    7 1/2          --


Acme Electric Corporation's Common Stock is traded on the New York, Chicago, and Philadelphia Stock Exchanges. The approximate number of shareholders of record at June 30, 1996, was 1,311.