Form 10-K, Exhibit 13
period 1997-06-30
ACME ELECTRIC CORP
filed 1997-09-26
CIK 2070

EXHIBIT 13

PORTIONS OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 1997, INCORPORATED BY
REFERENCE.

PAGE 10 OF ANNUAL REPORT

FINANCIAL CONDITION:

     The Company has financed its working capital requirements and capital spending with cash from operating revenues. Total outstanding debt, including capital lease obligations, was reduced by approximately $5,200,000 in 1997. Debt reduction was achieved as a result of favorable cash flows generated from improved operational performances, including margin improvements in the Company's power distribution products and aerospace operations. Lower inventory and receivable requirements in the Company's electronics operation further contributed to the reduction.
     The total working capital of the Company was decreased by approximately $4,376,000 as of June 30, 1997. This reduction in working capital is attributable, in part, to the continued success of improved manufacturing flow techniques and vendor management programs, leading to both lower inventory level requirements in support of operations and better utilization of trade credit. Approximately $3,000,000 of the $4,376,000 working capital reduction is due to inventory, receivable and payable conversions to cash, as sales and related production of electronic products declined in the second half of the fiscal year. The Company has made appropriate adjustments in its electronics business to minimize the economic impact associated with the lower sales levels, while still maintaining the needed resources to develop new customer programs.
     During the fourth quarter of the fiscal year, the Company concluded the sale of its West Jordan, Utah, facility. The Company also sold 80,000 shares of treasury stock to the Retirement Plan for Salaried Employees of Acme Electric Corporation at fair market value on June 27, 1997. These two transactions provided combined proceeds of approximately $1,070,000.

____________________________________________________________
Dollars in thousands
____________________________________________________________
Years ended June 30                1997      1996      1995
____________________________________________________________
Working Capital                  $16,719  $21,095   $22,599
____________________________________________________________
Average Working Capital,
as a percent of sales               20.0%    22.6%     23.0%
____________________________________________________________
Cash provided from
(used in) Operations               5,748    3,549      (605)
____________________________________________________________
Current Ratio                      2.3:1    2.8:1     2.5:1
____________________________________________________________
Long-Term Debt to Equity           1.2:1    1.5:1     1.5:1
____________________________________________________________


     Capital expenditures and foreign investment combined were $2,531,000, $3,963,000 and $4,272,000 for 1997, 1996 and 1995, respectively. Included in the 1997 and 1996 expenditures is approximately $1,200,000 and $3,000,000, respectively, relating to the new business information system, of which $2,640,000 was financed through third-party lease arrangements. The fiscal 1995 expenditures included $1,500,000 of the Cuba, New York, plant construction costs. The Company anticipates capital expenditures will approximate $2,200,000 in 1998.
     The Company expects that operating activities in 1998 will produce net cash to fund these capital expenditures and any increase in working capital caused by increased business.
     At June 30, 1997, the Company had two secured term loans with a combined outstanding balance of $5,344,000, with interest terms of the lower of prime plus 1.5%, or 3% above the London Interbank Eurodollar rate, and a secured line of credit allowing for revolving loans and letters of credit up to $21,000,000 with interest at the lower of prime plus 1.0%, or the London Interbank Eurodollar rate plus 2.5%, with an outstanding balance of $9,788,000. The credit agreement, as amended, provides for a maturity date on the line of credit of December 31, 1998, while the $3,711,000 and $1,633,000 term loans have principal payments due through January 2, 2000, and July 1, 2001, respectively. The Company has purchased an interest-rate protection instrument that provides for a maximum interest rate of 9.6% on $15,000,000 of notional principal debt, currently expiring December 1, 1997, which will be renewed through December 31, 1998. The credit agreement contains certain restrictive covenants, including, but not limited to, interest coverage and debt-to-worth ratios and an annual capital expenditure threshold. At June 30, 1997, the Company was in compliance with the covenants under the credit agreement. Management believes that current financing will provide adequate liquidity in the near term, with intentions to negotiate longer term facility commitments for the future.
     In the fourth quarter of fiscal 1997, the Company settled the Cuba, New York, landfill matter with the New York State Department of Environmental Conservation (DEC) upon payment of $725,000. The Company also negotiated favorable modifications with McDonnell Douglas Corporation
(MDC) concerning the MD-90 aircraft program, in return for which the Company will pay to MDC $237,000 over a six-month period, commencing July 1997.
     In addition, the Company concluded negotiations, resulting in an agreement with a second existing aerospace customer. The agreement contains performance incentive payments to be made to the Company, contingent upon meeting certain requirements, including but not limited to delivery schedules. The Company anticipates that the impact on fiscal 1998 cash flows related to these incentives will approximate $900,000.

PAGES 11 - 12 OF ANNUAL REPORT

RESULTS OF OPERATIONS:

     Acme Electric Corporation reported net income of $136,000, or $.03 per share, on net sales of $94,062,000 for the year ended June 30, 1997, compared with a net loss of $280,000, or $.06 per share, and net income of $992,000, or $.20 per share, for 1996 and 1995, respectively. Net loss from sales to the military/aerospace market for 1997 was $717,000, compared with losses of $1,699,000 and $1,219,000 in 1996 and 1995, respectively.
     The Company has continued to improve the effectiveness of its Tempe, Arizona, manufacturing operation, thereby better supporting customer product requirements. Sales to the military/aerospace market in 1997 were $8,645,000 compared to sales of $7,698,000 and $6,535,000 in 1996 and 1995, respectively. The Company's ability to generate profits from sales to the military/aerospace markets will be greatly dependent on its ability to continue improvements in manufacturing throughput and process variability at its Tempe facility. The Company realized an operating profit from its aerospace operations in the fourth quarter of the fiscal year ended June 30, 1997.
     The overall fourth quarter of fiscal year 1997 resulted in a net loss of $178,000 on quarterly sales of $23,355,000, or a net loss per share of $.03, compared with the results of the prior year's quarter of $24,040,000 sales, $148,000 net income and net income per share of $.03. The pre-tax loss for the quarter ended June 30, 1997, of $290,000 included the $725,000 Cuba-landfill settlement expense, the $237,000 contract settlement with the McDonnell Douglas Company associated with the MD-90 aircraft program, and a $60,000 loss incurred on the sale of the idle facility in West Jordan, Utah. These costs were partially offset by $300,000 of favorable fourth quarter events, including reduced accrued vacation charges due to personnel reductions and certain favorable resolutions of doubtful customer receivable balances. In a quarter-to-quarter comparison between fourth quarter 1997 and fourth quarter 1996, after excluding the unusual one-time type expenses (1996: $621,000), the 1996 fourth quarter performance (pre-tax income) bettered the current year quarter result by approximately $380,000. This was primarily a result of the decline in sales experienced by the Company's electronics business in the fourth quarter of fiscal 1997.

QUARTERLY UNAUDITED FINANCIAL INFORMATION
Dollars in thousands
------------------------------------------------------------------------
Fiscal Year 1997                 1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.
------------------------------------------------------------------------
Net Sales                        $23,223   $23,478   $24,006   $23,355
Net Income (Loss)                      6        84       224      (178)
------------------------------------------------------------------------

     Annual sales decreased $2,489,000, or 2.6%, from the previous year, compared with an increase of $5,424,000, or 5.9%, in 1996 over 1995 levels. The decline in net sales is attributable to a declining sales trend experienced in the Company's electronics business, where sales decreased nearly $5,500,000 from 1996 levels. Management has currently addressed this situation and resized the work force consistent with current sales levels, with strategies in place to re-establish a positive sales trend, though improvement may be several quarters away. Improvement in both sales and profitability for the overall Company is anticipated through 1998, as favorable results are being produced from Demand Flow Technology implementation and management product strategies.
     Growth in sales will be dependent upon several factors, including the Company's ability to grow sales of its core line of products sold through distribution, both domestically and internationally, along with the ability to minimize the short-term operational disruptions associated with the continued implementation of advanced manufacturing techniques and the new business system. The Company's sales progression will further be contingent upon continued operational improvements at its Tempe, Arizona, manufacturing facility and its ability to attract new customer programs.
     Cost of sales as a percentage of sales was 76.2% in 1997, 77.6% in 1996, and 74.4% in 1995. The gross margin percentage improved from 22.3% in 1996 to 23.8% in 1997. This improvement reflects the Company's ability to increase prices on products sold through distribution and improved manufacturing performance at the Tempe, Arizona, facility. The Company's continued improvement in profit margins will be closely tied to the success of its efforts in growing the sales of its core products (transformers) sold through distribution, continued improvement in meeting customer delivery demands for its products sold to the military/aerospace market, and the success of its strategies to attract new customer programs in the electronics market.
     Research and engineering efforts were relatively constant in the three-year comparison, as expenses as a percent of sales were 4.8% in 1997, compared to 4.9% in 1996 and 5.2% in 1995.
     Selling and administrative expenses as a percentage of sales were 16.9% in 1997, compared with 15.5% in 1996 and 16.5% in 1995. Included in the 1997 expenses are the DEC settlement ($725,000), MD-90 contract modification costs ($237,000), and performance incentive costs accrued in excess of 1996 amounts (increase of $350,000) relating to the product distribution business performance. The percentage of sales decrease from 1995 to 1996 was mostly due to the increased sales levels in 1996 over 1995 without a corresponding increase in selling costs.
     Interest expense decreased nearly $570,000 from 1996 to 1997. The lower interest expense is the result of lower average outstanding debt balances maintained during 1997 in support of lower average working capital requirements. Interest expense increased by $400,000 from 1995 to 1996 due to higher average outstanding debt balances incurred in 1996. The Company's long-term debt originates from financing the military/aerospace business over the past ten years.
     Effective tax (benefit) rates for the most recent three years were 44.6%, (29.7%) and 38.4%, respectively. The fluctuations in the effective rates are generally reflective of the year-to-year variations in the permanent book-to-tax differences as a percent of pre-tax earnings (loss) and the Company's estimations as to the probable realizations of certain deferred state tax assets and minimum tax effects thereon. The Company did not record tax benefit for the loss from its 50%-owned foreign joint-venture and, as such, has generated a higher effective tax (or lower effective benefit)

PAGE 13 OF ANNUAL REPORT

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA


Dollars in thousands (except per share, employee data and per square-foot amounts)
_______________________________________________________________________________________________
Years ended June 30                        1997        1996       1995        1994       1993
_______________________________________________________________________________________________
Net Sales                               $94,062     $96,551    $91,127     $76,233    $75,812
Income (Loss) before cumulative
 effect of a change in accounting
 principle                                  136        (280)       992      (5,659)      (673)
Cumulative effect of a change
 in accounting principle                     --          --         --          --        219
Net Income (Loss)                           136        (280)       992      (5,659)      (454)
Income (Loss) per common share
 before cumulative effect of a
 change in accounting principle             .03        (.06)       .20       (1.17)      (.14)
Cumulative effect of a change
 in accounting principle                     --          --         --          --        .05
Net Income (Loss) per common share          .03        (.06)       .20       (1.17)      (.09)
_______________________________________________________________________________________________
At end of year:
 Total assets                           $50,144     $54,180    $56,178     $46,505    $50,053
 Working capital                         16,719      21,095     22,599      19,319     23,455
 Average working capital,
  as a percent of sales                    20.0%       22.6%      23.0%       28.1%      30.3%
 Ratio of current assets to
  current liabilities                     2.3:1       2.8:1      2.5:1       3.1:1      4.1:1
 Investment in property, plant
  and equipment - net                    16,039      16,469     14,657      12,669     15,561
 Long-term debt                          19,198      24,394     24,419      19,590     21,293
 Total shareholders' equity              16,488      15,684     15,849      14,566     20,108
 Equity per common share                   3.27        3.18       3.22        3.02       4.19
Weighted average number of shares
 outstanding used to compute income
 (loss) per common share              4,971,789   4,955,626  4,924,887   4,854,061  4,812,429
_______________________________________________________________________________________________
Average number of hourly employees          473         534        505         444        436

Average number of salaried employees        229         248        251         252        267

Sales per full-time employee
 equivalent (000's)                     $   134     $   123    $   120     $   109    $   108
Square footage occupied                 339,000     339,000    361,000     372,000    465,000
Sales per square foot (000's)           $   277     $   285    $   252     $   205    $   164


PAGE 14 OF ANNUAL REPORT

STATEMENT OF OPERATIONS

Dollars in thousands (except per share amounts)
_________________________________________________________________________
Years ended June 30                             1997      1996      1995
_________________________________________________________________________
Net Sales                                    $94,062   $96,551   $91,127

Costs and Expenses
Cost of sales                                 71,681    74,964    67,837
Research and engineering expenses              4,552     4,735     4,791
Selling and administrative expenses           15,896    14,992    15,023
Interest expense                               1,688     2,258     1,866
_________________________________________________________________________
Total Costs and Expenses                      93,817    96,949    89,517
_________________________________________________________________________
Income (Loss) Before Income Taxes                245      (398)    1,610

Income Tax Expense (Benefit)                     109      (118)      618
_________________________________________________________________________
Net Income (Loss)                            $   136   $  (280)  $   992
_________________________________________________________________________
Net Income (Loss) per Common Share           $   .03   $  (.06)  $   .20
_________________________________________________________________________

The accompanying notes are an integral part of these financial statements.

PAGE 15 OF ANNUAL REPORT

BALANCE SHEET

Dollars in thousands
___________________________________________________________________________
                                             JUNE 30, 1997   JUNE 30, 1996
___________________________________________________________________________
ASSETS
Current Assets
___________________________________________________________________________
Cash                                               $   398         $   828
Accounts receivable, net                            14,019          15,445
Inventories, net                                    13,540          15,008
Deferred income taxes                                1,238           1,093
Other current assets                                   499             684
___________________________________________________________________________
Total Current Assets                                29,694          33,058
___________________________________________________________________________
Property, plant and equipment, at cost:
  Land and buildings                                10,334          11,283
  Machinery and equipment                           27,169          23,700
___________________________________________________________________________
Total property, plant and equipment                 37,503          34,983
Less accumulated depreciation and
  amortization                                     (21,464)        (19,495)
Facilities held for sale, net                           --             981
___________________________________________________________________________
Property, plant and equipment, net                  16,039          16,469
___________________________________________________________________________
Other assets                                         4,411           4,653
___________________________________________________________________________
TOTAL ASSETS                                       $50,144         $54,180
___________________________________________________________________________

___________________________________________________________________________

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
___________________________________________________________________________
Accounts payable                                   $ 6,495         $ 6,045
Accrued compensation and other                       3,918           3,712
Current portion of long-term debt                    2,562           2,206
___________________________________________________________________________
Total Current Liabilities                           12,975          11,963
___________________________________________________________________________
Long-term debt                                      19,198          24,394
Other long-term liabilities                          1,483           2,139
___________________________________________________________________________
TOTAL LIABILITIES                                   33,656          38,496
___________________________________________________________________________
SHAREHOLDERS' EQUITY
___________________________________________________________________________
Common Stock, $1 par value authorized
  8,000,000 shares, issued 5,040,834
  and 5,020,153 shares                              5,040            5,020
Capital in excess of par value                     19,014           18,910
Accumulated deficit                                (7,558)          (7,352)
___________________________________________________________________________
Total capital & accumulated deficit                16,496           16,578
Less treasury stock, at cost:
  699 and 80,699 shares                                 8              894
___________________________________________________________________________
Total Shareholders' Equity                         16,488           15,684
___________________________________________________________________________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $50,144          $54,180
___________________________________________________________________________
The accompanying notes are an integral part of these financial statements.

PAGE 16 OF ANNUAL REPORT

STATEMENT OF CASH FLOWS

Dollars in thousands
_________________________________________________________________________
Years ended June 30                           1997       1996       1995
_________________________________________________________________________
Cash flows from operating activities:
Net Income (Loss)                         $    136   $   (280)   $   992
Adjustments to reconcile net income
 (loss) to net cash flows from
 operating activities:
 Depreciation and amortization               1,979      2,040      2,066
 Loss on sale/retirement of
  fixed assets                                  58         --         18
 Deferred income taxes                          93       (134)       542
Change in assets and liabilities:
 Accounts receivable, net                    1,426      1,808     (2,007)
 Inventories, net                            1,468      2,344     (6,860)
 Other assets                                  158        245      1,046
 Prepaid and accrued income taxes               31        294        (82)
 Accounts payable                              450     (3,262)     5,075
 Reserves for restructuring, net                --         --       (896)
 Accrued compensation and other                (51)       494       (499)
_________________________________________________________________________
Net cash provided from (used in)
 operating activities                        5,748      3,549       (605)
_________________________________________________________________________
Cash flows from investing activities:
 Additions to property, plant
  and equipment                             (2,531)    (3,852)    (4,072)
 Proceeds from dispositions of
  fixed assets                                 525         --         --
 Investment in joint-venture                    --       (111)      (200)
_________________________________________________________________________
Net cash used in investing
 activities                                 (2,006)    (3,963)    (4,272)
_________________________________________________________________________
Cash flows from financing activities:
 Increase of long-term debt                  9,438     14,984     21,445
 Reduction of long-term debt               (14,278)   (14,243)   (16,633)
 Proceeds from employee stock
  purchase and stock option plans              124        120        773
 Sale (purchase) of treasury stock             544         (5)      (482)
_________________________________________________________________________
Net cash provided from (used in)
 financing activities                       (4,172)       856      5,103
_________________________________________________________________________
Net increase (decrease) in cash               (430)       442        226
_________________________________________________________________________
Cash at beginning of year                      828        386        160
_________________________________________________________________________
Cash at end of year                       $    398   $    828   $    386
_________________________________________________________________________
Supplemental disclosures of cash
 flow information:
 Cash paid (received) during the
  year for:
   Interest                               $  1,943   $  2,413   $  1,999
   Income Taxes                           $    (14)  $   (278)  $    158
_________________________________________________________________________
The accompanying notes are an integral part of these financial statements.

PAGE 17 OF ANNUAL REPORT

STATEMENT OF SHAREHOLDERS' EQUITY

Dollars in thousands
___________________________________________________________________________
                                             Capital
                                   Common         in
                                    stock     excess              Treasury
                                   $1 par     of par  Accumulated   stock,
                                    value      value      deficit  at cost
___________________________________________________________________________
Balance June 30, 1994              $4,876    $18,161     $(8,064)     $407
___________________________________________________________________________
Stock options exercised               123        610
___________________________________________________________________________
Purchase of treasury shares                                            482
___________________________________________________________________________
Sales of authorized shares:
   Employee Stock Purchase Plan         1          8
   Employee Savings Plan (401[K])       3         28
___________________________________________________________________________
Net Income                                                   992
___________________________________________________________________________
Balance June 30, 1995               5,003     18,807      (7,072)      889

___________________________________________________________________________
Stock options exercised                 6         23
___________________________________________________________________________
Purchase of treasury shares                                              5
___________________________________________________________________________
Sales of authorized shares:
   Employee Stock Purchase Plan         2         67
   Employee Savings Plan (401[K])       9         13
___________________________________________________________________________
Net Loss                                                    (280)
___________________________________________________________________________
Balance June 30, 1996               5,020     18,910      (7,352)      894
___________________________________________________________________________
Stock options exercised                 7         23
___________________________________________________________________________
Sale of treasury shares                                     (342)     (886)
___________________________________________________________________________
Sales of authorized shares:
   Employee Stock Purchase Plan         3         15
   Employee Savings Plan (401[K])      10         66
___________________________________________________________________________
Net Income                                                   136
___________________________________________________________________________
Balance June 30, 1997              $5,040    $19,014     $(7,558)     $  8
___________________________________________________________________________
None of the Company's authorized 500,000 shares of $10 par value preference stock has been issued.

The accompanying notes are an integral part of these financial statements.

PAGES 18 - 23 OF ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

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

    b. The Company was a 50% owner in the Irish-based joint-venture, Acme Electric Limited (AEL). The parties to this venture dissolved and ceased joint operations effective October 1996. Prior to this date, the investment was recorded under the equity method of accounting. The Company's share of cumulative losses from inception, December 1994, approximated $420,000.

    c. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain prior year balances have been reclassified to conform to the current year presentation.

        The major areas in which the Company utilizes estimates include deferred tax assets, reserves for insurance and legal claims, environmental liabilities, product warranty reserves, revenue recognition on long-term contracts, and the net realizable value of certain assets. The amounts contained within these financial statements represent management's best estimate of expected outcomes based on available information. However, the Company realizes that certain events could occur or fail to occur which would impact the estimates by a material amount in the future.

    d. The Company files a federal income tax return and various state returns. The Company follows the asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial carrying values and the tax bases of the related assets and liabilities and operating loss and tax credit carry forwards. The deferred income tax provision for the period is the difference in the assets and liabilities as of the beginning and end of the period.

    e. Inventories are costed at the lower of cost or market and determined on a FIFO (first in, first out) basis.

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

    In February 1997, Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," was issued. SFAS No. 128 alters the computation and presentation of reported earnings per share. The Statement is required to be adopted for the interim reporting period ending December 1997. Earlier application is not permitted. The Company does not expect SFAS No. 128 to have a material affect on reported earnings per share.

2.  ACCOUNTS RECEIVABLE:

_____________________________________________________________

Dollars in thousands                         1997       1996
_____________________________________________________________

Billed                                    $14,291    $14,938

Unbilled                                      251        896
_____________________________________________________________

Subtotal                                  $14,542    $15,834

Less allowance for doubtful accounts         (523)      (389)
_____________________________________________________________

Accounts receivable, net                  $14,019    $15,445
_____________________________________________________________

     Unbilled receivables are comprised of revenue amounts on long-term contracts which have been earned, but not yet billed. Management anticipates that unbilled receivables at June 30, 1997, will be substantially billed and collected in fiscal year 1998.

3.   INVENTORIES:

__________________________________________

Dollars in thousands   1997     1996
__________________________________________

Raw Material        $ 7,144  $ 6,733

Work in Process       2,365    3,876

Finished Goods        4,031    4,399
__________________________________________

Total Inventories   $13,540  $15,008
__________________________________________

     Inventories are reported net of the reserves for obsolescence of $546,000 and $399,000 in 1997 and 1996, respectively.

4.   LONG-TERM DEBT:
_____________________________________________________

Dollars in thousands                  1997     1996
_____________________________________________________

Secured revolving loan             $ 9,788  $13,288

Secured term loan with quarterly
principal installments of
$337,360 each, and interest paid
monthly at the lower of prime plus
1.5%, or the Eurodollar (London
Interbank Eurodollar) rate plus
3.0% through January 2, 2000.        3,711    4,723

Secured term loan with monthly
principal installments of $33,333
each, and interest paid monthly at
the lower of prime plus 1.5%, or
the Eurodollar (LIBOR) rate plus
3.0% through July 1, 2001.           1,633    2,000

Secured loan on the Cuba facility
payable over 20 years, with
monthly payments for the first four
years of interest only of $6,666,
with monthly payments of $14,120,
consisting of principal and interest
at 4%, commencing September 1, 1997,
and continuing over the remaining
sixteen years.                       2,000    2,000

Secured loan on the Cuba facility
payable, with interest only at 1%
through September 1, 1998, 36
monthly principal and interest
payments of $9,396 at 3%,
commencing October 1, 1998, and
168 monthly principal and interest
payments of $11,347 at 6% due
through September 2015.              1,500    1,500

Capital lease secured by new busi-
ness information system equipment
and a $900,000 letter of credit,
payable in monthly installments
of $42,662, consisting of principal
and interest at 10.09%, maturing
December 2001.                       1,474    1,818

Capital lease secured by new busi-
ness information system equipment
with monthly installments of
$20,546, consisting of principal
and interest at 9.85%, maturing
November 1999.                         528       --

Capital lease obligation secured by
related building, machinery and
equipment at the Cuba, New York,
facility, payable in quarterly
principal installments of $5,208,
with interest paid monthly on the
unpaid balance at a rate of prime
plus 1.5% through April 1, 2017.       427      448

Other debt                             699      823
_____________________________________________________
Total debt                          21,760   26,600

Current portion                     (2,562)  (2,206)
_____________________________________________________
Long-term portion                  $19,198  $24,394
_____________________________________________________

     The Company has a credit agreement with a banking institution, which provides for borrowings and letters of credit up to a maximum of $26,344,000. This credit agreement is comprised of two secured term loans in the amount of $3,711,000 and $1,633,000 and a $21,000,000 secured revolving loan. The revolving loan carries an interest rate equal to the lower of prime plus 1.0%, or the London Interbank Eurodollar rate plus 2.5%, with a maturity date of December 31, 1998. The Company maintains interest rate protection, which allows for a maximum interest rate of 9.6% on $15,000,000 of notional principal debt. Outstanding borrowings against the revolving credit facility are limited by formula to specified amounts of accounts receivable and inventory, reduced by outstanding term debt.
The Company pays a maximum annual commitment fee of 1/4 of 1% per annum on the unused portion. Under the terms of the credit agreement, the Company is required to meet certain restrictive covenants with respect to interest coverage and debt-to-worth ratios. The covenants further limit the Company's annual capital expenditure to a maximum of $2,200,000. At June 30, 1997, the Company was in compliance with the covenants under the credit agreement.

     During the next five years, long-term debt matures as follows: 1998 - $2,562,000, 1999 - $2,691,000, 2000 - $2,257,000, 2001 - $924,000, and 2002
- $220,000. These amounts do not include any maturities relating to the revolving loan.

5.  STOCK OPTION PLANS:

    Options were granted under the 1981 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 1999. The 1981 Plan expired in October, 1992. Options granted under the 1981 Plan expire in accordance with their respective terms.

    Options are granted under the 1989 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 2006, with vesting at 25% a year from date of grant. An amendment of the 1989 Stock Option Plan was approved at the annual meeting of shareholders held on October 27, 1995, to apply a formula for the award of further options after each year of profitable operation and to increase the number of shares subject to the Plan from 225,000 to 450,000. In accordance with the formula, options will be granted for the fiscal year ended June 30, 1997.

    The 1996 Directors' Stock Option Plan was adopted on April 29, 1996, by the Company's Board of Directors and approved by the Company's shareholders on October 31, 1996. Options are granted quarterly to each eligible director in lieu of Director Fees and are exercisable a full six months after the date of grant. The option price and number of shares optioned are determined by formula to replace the value of cash directors' fees otherwise due for the preceding quarter. A total of 50,000 shares of Common Stock are available for grant under the Plan.

______________________________________________________________

                          1981 Plan  1989 Plan  1996 Directors'
                           Shares     Shares     Plan Shares
______________________________________________________________
Options outstanding
July 1, 1996               16,547    91,500              -

Options granted                 -         -          5,426

Options exercised               -    (6,500)             -

Options cancelled          (5,512)  (14,000)             -
______________________________________________________________
Options outstanding        11,035    71,000          5,426
June 30, 1997
______________________________________________________________
Options exercisable at
June 30, 1997              11,035    43,250              -
______________________________________________________________
Exercise prices per share   $5.72-    $4.06-         $1.89-
                            $8.56    $11.25          $2.06

Shares available for options
at June 30, 1997                -   268,004         44,574
___________________________________________________________
    The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense was recognized in 1997, 1996 or 1995 for stock option awards made from the 1989 Stock Option Plan, since the exercise price of the stock options granted under the Stock Option Plan was not less than the fair market value of the Common Stock at date of grant. Had compensation expense for stock option awards granted in 1997 and 1996 been determined consistent with SFAS No. 123, net income and earnings per share would be reduced to the pro forma amounts indicated below:

Dollars in thousands (except per share amounts)
______________________________________________________
Years ended June 30                    1997      1996
______________________________________________________
Net income (loss)
    As reported                        $136     $(280)
    Pro forma                            66      (330)

Net income (loss) per common share
    As reported                        $.03     $(.06)
    Pro forma                           .01      (.07)

    The Company used the Black Scholes pricing model to estimate the grant date present value of stock options granted in 1997 and 1996. The estimated value per option was approximately $3.80 for those options granted in 1997 and $4.60 for options granted in 1996. The values were calculated using the following assumptions: (i) an option term of 5.5 years (representing the estimated period between grant date and exercise date based on historical data); (ii) a risk-free interest rate approximating 6.48% in 1997 and 6.07% in 1996 (representing the yield on a U.S. Treasury Security with remaining term equal to the expected option term); (iii) expected volatility of 58% for 1997 and 1996; (iv) no future dividends paid; and (v) a 30% forfeiture rate used to reflect the estimate of the probability of forfeiture prior to vesting.

    The pro forma effects presented above are in accordance with the requirements of SFAS No. 123, however, such effects are not representative of the effects to be reported in future years due to the fact that options vest over several years, and additional awards generally are made each year.

6.  LEASES:

    The Company leases certain manufacturing facilities and equipment, described in Note 4, under lease agreements which have been capitalized, and various other equipment under operating leases. Under the terms of the capital leases, the Company has included $4,436,000 and $3,798,000 in the cost of property, plant and equipment at June 30, 1997, and 1996, respectively. Accumulated depreciation on such assets was $1,074,000 and $1,040,000 at June 30, 1997, and 1996, respectively. Total rental expense under operating leases, which includes the headquarters facility, was $829,000, $1,038,000 and $1,130,000 in 1997, 1996 and 1995, respectively.
Minimum future rental commitments under non-cancelable operating leases are approximately $589,000 in 1998; $444,000 in 1999; $326,000 in 2000;
$279,000 in 2001; and $275,000 in 2002.

7.  INCOME TAXES:

    The provision for income taxes includes the following:

Years Ended June 30
____________________________________________________________
Dollars in thousands                 1997      1996     1995
____________________________________________________________
Current
 Federal Expense                 $     --  $     --  $    49
 State Expense                         16        16       27
____________________________________________________________
Deferred
 Federal Expense (Benefit)            130      (117)     518
 State Expense (Benefit)              (37)      (17)      24
____________________________________________________________
Total Provision (Benefit)        $    109  $   (118) $   618
____________________________________________________________

    Total income tax expense (benefit) for fiscal years 1997, 1996 and 1995 resulted in effective tax (benefit) rates of 44.6%, (29.7%) and 38.4%, respectively. Differences between the statutory federal income tax rate and the effective income tax rate are as follows:

_____________________________________________________________
                                    1997       1996      1995
_____________________________________________________________
Statutory rate (benefit)           34.0%     (34.0%)    34.0%

Foreign losses not tax effected     5.8%      18.2%      3.4%

State taxes, net of
  federal benefit                  (5.6%)      (.1%)     2.1%

Reduction of accumulated reserve     --      (17.0%)     --

Other                              10.4%       3.2%     (1.1%)
_____________________________________________________________
Effective tax (benefit) rate       44.6%     (29.7%)    38.4%
_____________________________________________________________

    At June 30, the deferred tax assets (liabilities) were comprised of the following:

_____________________________________________________________
Dollars in thousands                 1997      1996      1995
_____________________________________________________________
Deferred tax assets:
 Accounts receivable               $  206    $  156    $  180
 Inventory                            446       376       285
 Property, plant and equipment         --       186       330
 Accrued expenses                     696       744       554
 Restructuring and
  impairment charges                  463       779     1,028
 Loss contingencies                    --        --       224
 Supplemental Executive
  Retirement                          415       402       383
 Other                                201        89       139
 Loss carry forward                 1,511     1,111       754
_____________________________________________________________
                                    3,938     3,843     3,877
_____________________________________________________________
Deferred tax liabilities:
 Pensions                          (1,023)     (915)     (885)
 State taxes                         (207)     (195)     (189)
 Property, plant and equipment        (81)       --        --
_____________________________________________________________
                                   (1,311)   (1,110)   (1,074)
_____________________________________________________________
Net deferred tax asset             $2,627    $2,733    $2,803
_____________________________________________________________

    The Company has certain federal and state loss carry forwards available to offset future taxable income. The federal tax loss carry forward of $3,500,000 will have portions expire, if unused, in 2009. Portions of the state loss carry forwards, if not used, will expire in 1998.

8.  EMPLOYEE BENEFITS


RETIREMENT PLANS:

    The Company maintains three noncontributory defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based upon the employee's individual yearly compensation. Plans covering hourly employees provide benefits of stated amounts for each year of credited service.
    It is the Company's policy to fund for each qualified plan at least an amount necessary to satisfy the minimum requirements of the Employee Retirement Income Security Act. The amount to be funded is subject to annual review by management and its consulting actuary. In recent years, funding contributions have been restricted due to application of Internal Revenue Code full-funding limitations to one or more of the plans. The Company also maintains a nonqualified Supplemental Executive Retirement Plan (SERP) for elected executive officers of the Company. The SERP provides benefits based upon an executive's compensation in the last year of service and is reduced by benefits received from the salaried plan. Six participants of this plan are retired and receiving payments under the plan.
    Approximately 5% of the plans' assets are invested in cash and equivalents, 47% are invested in equities, and the remaining 48% are invested in fixed-income securities and annuities.
    Net periodic pension expense for the three years ended June 30, 1997, included the following components:

_________________________________________________________________
Dollars in thousands              1997      1996       1995
_________________________________________________________________
Service cost - Benefits
 earned during the period     $    630  $    518   $    521
Interest cost on projected
 benefit obligation              1,537     1,521      1,441
Actual return on assets         (2,203)   (4,666)    (1,398)
Net amortization, deferral
 and curtailment gain               46     2,885       (505)
_________________________________________________________________
Net periodic pension
 expense                      $     10  $    258   $     59
_________________________________________________________________
For plans where:
                          June 30, 1997         June 30, 1996
                       Assets   Accumulated  Assets Accumulated
                       Exceed    Benefits    Exceed   Benefits
                     Accumulated  Exceed   Accumulated  Exceed
                       Benefits   Assets    Benefits    Assets
_________________________________________________________________
Actuarial present
 value of benefit
 obligations:
Vested benefit
 obligation           $(20,233)   $(1,121) $(18,568)   $(1,359)
Accumulated benefit
 obligation            (20,467)    (1,376)  (18,718)    (2,751)
Projected benefit
 obligation            (21,933)    (1,413)  (20,082)    (2,771)
Plan assets at fair
 value                  27,511         --    25,172      1,350
_________________________________________________________________
Funded Status: Assets
 in excess of (or
 less than) projected
 benefit obligation      5,578     (1,413)    5,090     (1,421)
Transition (asset)
 or obligation            (551)       263      (645)       273
Unrecognized prior
 service cost            2,809         42     2,947        161
Unrecognized net
 (gain) or loss         (5,272)        74    (5,107)       (73)
_________________________________________________________________
Prepaid (accrued)
 pension cost         $  2,564    $(1,034) $  2,285    $(1,060)
_________________________________________________________________


     Pursuant to the provisions of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (SFAS 87), the Company has recorded $342,000 of additional unfunded accumulated benefit obligation attributable to the SERP plan at June 30, 1997. These unfunded obligations are recorded in other long-term liabilities. In addition, an intangible asset of the same amount has also been recorded.
     At June 30, 1997, and 1996, the discount rate for the benefit obligations was 7.0%, the assumed annual rate of increase in future compensation used in determining the actuarial present value of projected benefit obligations was 4.5% for plans covering the salaried employees for both years, and the expected long-term annual rate of return on plan assets was 8.5% for plan years 1997 and 1996.

OTHER POST-RETIREMENT BENEFITS:

     The Company maintains a non-qualified benefits plan to include post-retirement health care for elected officers of the Company. Six participants of this plan are retired and receiving payments under the plan. The Accumulated Post-Retirement Benefit Obligation at June 30, 1997, and 1996, was comprised of $390,000 and $453,000, respectively, attributable to retirees, and $59,000 and $57,000, respectively, attributable to eligible and other active plan participants, for combined totals of $449,000 and $510,000, respectively. At June 30, 1997, and 1996, the unrecognized amount of the Accumulated Post-Retirement Benefit Obligation was $347,000 and $368,000, respectively. The fiscal 1997 Net Periodic Post-Retirement Benefit Cost associated with the plan was $57,000, comprised of $5,000 service costs, $30,000 interest costs, and $22,000 amortization of the transition obligations. The fiscal 1996 Net Periodic Post-Retirement Benefit Cost associated with the plan was $68,000, comprised of $6,000 services costs, $38,000 interest costs, $22,000 amortization of the transition obligations and $2,000 amortization of unrecognized net loss. The accrued Post-Retirement Benefit Cost recognized in the balance sheet at June 30, 1997, was $107,000 as compared to June 30, 1996, of $86,000. At June 30, 1997, and 1996, the assumed discount rate was 7.0% used in the calculation of the benefit obligations, assumed annual health-care trend rate is 5.0% for both years, with claim costs to increase based upon age, ranging from .5% to 6.0% per annum.

9.   MAJOR CUSTOMERS:

     Power conversion equipment sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology and market strategy. One customer of the Company accounted for 16.2% and 14.8%, respectively, of fiscal 1997 and 1996 sales and 10.0% and 8.2%, respectively, of June 30, 1997 and 1996 accounts receivable. In comparison, two customers accounted for 13.4% and 10.6%, respectively, of fiscal 1995 sales, one of which also accounted for 10.6% of June 30, 1995, accounts receivable.

10.  SHAREHOLDERS' RIGHTS PLAN:

     The Company's Board of Directors has adopted a shareholders' rights plan (the "Rights Plan") and declared a dividend of one Right for each two shares of the Company's Common Stock outstanding at December 6, 1993. Each Right entitles the registered holder to purchase one share of Common Stock at a purchase price of $50.00 per share.

     In the event that, at any time following Distribution of the rights,
(i) the Company is the surviving corporation in a merger with a third party and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock ("Acquiring Person"), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement between the Company and its transfer agent, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of the Rights, other than the Acquiring Person, will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Rights.

11.  COMMITMENTS AND CONTINGENCIES:

     The Company was informed by the New York State Department of Environmental Conservation (DEC) on December 5, 1994, that the Municipal Waste Landfill, Cuba, New York, had been listed in the New York State Registry of Inactive Hazardous Waste Disposal Sites as a Class "2" site requiring remediation. Acme Electric Corporation had been determined by the DEC to be a potentially responsible party (PRP) by virtue of its disposal of wastes at the site. As a PRP, the Company was subject to liability for the cost of site investigation and remediation. This matter was settled on June 27, 1997, upon payment by the Company of $725,000 to the DEC. The Company did have insurance policies in effect during the period that waste was disposed of at the site, which the Company will pursue for possible recovery.

12.  RELATED PARTY TRANSACTIONS

     On June 27, 1997, the Retirement Plan for Salaried Employees of Acme Electric Corporation ("Plan") purchased 80,000 shares of Common Stock of the Company from its treasury at the then fair market value of $6.81 per share. The shares are held by the Plan trustee for the exclusive benefit of the beneficiaries of the Plan. The transaction occurred pursuant to Regulation D of the U.S. Securities Exchange Commission.

PAGE 23 OF THE ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Acme Electric Corporation

     In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Acme Electric Corporation at June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/

Price Waterhouse
Buffalo, New York
August 12, 1997

PAGE 24 OF THE ANNUAL REPORT

COMMON STOCK PRICES AND DIVIDEND INFORMATION


Stock price
_________________________________________________________________
Year Ended June 30, 1997 High      Low       Dividends Paid
_________________________________________________________________
Fourth Quarter            7 5/8     6 1/4         --
Third Quarter             9 7/8     6 3/8         --
Second Quarter            8 1/2     6 3/4         --
First Quarter             8 5/8     6 7/8         --

_________________________________________________________________
Year Ended June 30, 1996
_________________________________________________________________
Fourth Quarter           12 7/8     6 1/8         --
Third Quarter             8 7/8     6             --
Second Quarter            9 5/8     7 5/8         --
First Quarter            30 3/4     9 1/2         --


     Acme Electric Corporation's Common Stock is traded on the New York, Chicago, and Philadelphia Stock Exchanges. The approximate number of shareholders of record at June 30, 1997, was 1,275.