Form 10-K, Exhibit 13
period 1998-06-30
ACME ELECTRIC CORP
filed 1998-09-28
CIK 2070

EXHIBIT 13

PORTIONS OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 1998.

PAGES 10-11 OF ANNUAL REPORT

FINANCIAL CONDITION

Capital Resources and Liquidity

  The Company has financed its working capital requirements and capital spending with cash from operating revenues. Total outstanding debt, including capital lease obligations, was reduced by approximately $6,170,000 in 1998. Debt reduction was achieved as a result of strong cash flows generated from improved operational performances, including margin improvements throughout the Company's businesses. Further contributing to the positive cash flows, were reduced inventory positions and receivable balances, as a result of improved manufacturing processes (Demand Flow Technology) and focused collection efforts. Total working capital was reduced 9% from the prior year-end in support of 3% lower sales.

  The Company received performance incentive payments in the amount of $898,000 during the year as a result of meeting certain delivery schedules on one of its Aerospace customer programs. Income of $566,000 was recorded within the fiscal year, associated with these payments. The Company anticipates that the impact on fiscal 1999 cash flows associated with this program's incentives will approximate $915,000, after which time the incentive pricing is scheduled to end with product pricing to be negotiated.

  The Company utilized a significant portion of its $3.5 million tax-loss carry-overs to obtain federal tax refunds of approximately
$250,000 from prior years and reduce the current year tax return liabilities by approximately $830,000.


Dollars in thousand

Years ended June 30                           1998      1997      1996

Working Capital                            $15,242   $16,719   $21,095

Average Working Capital,
as a percent of sales                        17.6%     20.0%     22.6%

Cash provided from Operations              $ 7,585   $ 5,748   $ 3,549

Current Ratio                                  2.3       2.3       2.8

Long-Term Debt to Equity                        .7       1.2       1.5



  Capital expenditures and foreign investment combined were $1,255,000, $2,531,000 and $3,963,000 for 1998, 1997 and 1996, respectively.
Fiscal year 1998 capital expenditures included less than $125,000 of new business system costs, compared to $1,200,000 and $3,000,000 in 1997 and 1996, respectively. The Company anticipates capital expenditures will approximate $2,000,000 in 1999.

  The Company expects that operating activities in 1998 will produce net cash to fund these capital expenditures and any increase in working capital caused by increased business.

  In 1998, the Company secured a new credit agreement which continued to provide for two secured term loans, with a combined outstanding balance at June 30 of $3,595,000 with interest terms of the lower of prime plus .5% to 1.0% range, or the London Interbank Eurodollar rate plus 2.1% to 2.6% range, as determined by a debt-to-worth threshold measure. Further included is a secured line of credit allowing for revolving loans and letters of credit up to $21,000,000, with interest at the lower of prime plus .25% to .75% range, or the London Interbank Eurodollar rate plus 1.8% to 2.4% range, with an outstanding balance at June 30 of $6,088,000. The credit agreement provides for a maturity date on the line of credit of December 31, 2000, while the $2,362,000 and $1,233,000 term loans have principal payments due through January 2, 2000, and July 1, 2001, respectively. The Company has purchased an interest-rate protection instrument that provides for a maximum interest rate of 9.1% on $10,000,000 of notional principal debt, scheduled to expire January 22, 1999, and is required to be renewed through the term of the credit agreement. The credit agreement contains certain restrictive covenants, including, but not limited to, interest coverage and debt-to-worth ratios and an annual capital expenditure threshold. At June 30, 1998, the Company was in compliance with the covenants under the credit agreement. Management believes that the current financing arrangement will provide adequate liquidity for the future.

Expectation for Year 2000 Compliance

  The Company is reliant on systems which utilize time-based mechanisms for asset and information management, and management recognizes that such systems may encounter problems affecting the capability thereof due to the year 2000 (Y2K) date change. The Company also has business relationships with vendors, product purchasers and financial institutions, among others, who are reliant on such systems. It is possible that, given problems encountered by the Company or these parties, the Company could send or receive improper billings, produce products which are unaccounted for, experience production shortages or delays, encounter collection delays, or report inaccurate data, among other things.

  The Company organized its Year 2000 Task Group during the third quarter of fiscal 1998, with member participation from all operating units, as well as the corporate office. Assessment programs have been developed and implemented at each of the locations. The assessment, which included an inventory and identification of the Company's mission critical information technology (IT) systems as well as non-IT systems (i.e. equipment micro controllers), is nearly completed.

  The most significant mission critical elements associated with the IT system area include the necessity to: (1) transition from the current AIX operating system version 4.1 to 4.2 and Oracle business application and data-base software version 10.6.1 and 7.1 to the year 2000 compliant Oracle versions 10.7.1 and 7.3, respectively; and (2) receive and install third-party software upgrades used in support of certain manufacturing routines, to include inventory management areas. The Company completed the installation of its new client-server based business information system in April 1998. This system, which runs vendor-provided off-the-shelf business enterprise software (Oracle) in a client-server environment, was installed by the Company over the past two years as an enhancement to the business, replacing the legacy mainframe system. This system provides the basis for a relatively inexpensive transition to a Y2K-compliant business system through vendor-provided software upgrades. Other third-party-provided customized software critical to the business operation has been identified, with assurances from the software provider that year 2000 compliant modifications are in process and should be available before calendar 1998 year-end.

  The Company has commenced, in a test environment, testing and implementing of the operating system and Oracle software upgrades. Anticipated completion of testing is to be no later than December 1998, with full implementation no later than Spring 1999. The primary risk factor will be the continuity of the Company's internal IS staffing. Existing software maintenance contracts cover the cost of the upgrades being installed.

  The Company is also testing its embedded systems used in the manufacture and distribution of its products for year 2000 compliance. Equipment manufacturers are being contacted for verification and solutions, if required, for potential Y2K issues where mission critical equipment utilizing microcontrollers have been identified. The Company anticipates completion of testing and solution implementations (including contingency plans, if applicable) by the middle of calendar year 1999.

  The Company is in the process of assessing the year 2000 readiness on the part of its supply base, as well as customers utilizing EDI avenues of commerce. Both vendor and customer letters requesting responses and/or certifications to their year 2000 readiness have been sent with scheduled follow-up contact to be pursued with those identified to be mission critical.

  The Company currently has not developed a contingency plan should aspects of the year 2000 project not be completed or vendors and customers fail to insure their Y2K readiness. The Company does intend to create a contingency plan for those areas of the business deemed critical to business continuance by September 1999.

  The Company has budgeted the necessary funds to address the year 2000 project costs. The Company believes that the incremental costs of year 2000 compliance activities will not be material, as the recently installed $4.4 million new business system supports the extensive use of packaged software which is now date compliant or will be made date compliant by installing the vendor-supplied updates. The Company anticipates that additional costs associated with the year 2000 project, aside from the normal IT annual budget, should not exceed $300,000.

  Risk factors which may affect the Company's ability to meet its year 2000 project plan and the ability of the Company's information systems to operate properly into the next century include, but are not limited to, the availability and adequacy of date compliant software from vendors and the availability of necessary resources, both internal and external, to install new purchased software and complete the necessary testing. In addition, the Company cannot predict the outcome of the year 2000 assessment of its supply base or the ability of its customers to achieve year 2000 compliance by the end of 1999 nor the impact of either on the future operating results of the Company.

  Portions of the narrative set forth in this Financial Condition and Results of Operations, which are not historical in nature, are forward-looking statements, based upon current expectations, all of which are subject to risk and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by their use of words such as "anticipates," "believes," "intends," "budgeted," and other words of similar meaning. The Company's actual performance may differ materially from that contemplated by the forward-looking statements due to a variety of factors, which include, among other things, inaccurate assumptions, the condition of the economy, the condition of the markets that the Company serves, and the success of the Company's strategic plans and contemplated capital investments.
The Company does not assume the obligation to update any forward-looking statement as a result of development occurring after the date of these remarks.

PAGES 12-13 OF ANNUAL REPORT

RESULTS OF OPERATIONS

  Acme Electric Corporation reported net income of $2,529,000, or $.50 per share, on net sales of $90,916,000 for the year ended June 30, 1998, compared with net income of $136,000, or $.03 per share, and a net loss of $280,000, or $.06 per share on sales of $94,062,000 and $96,551,000 for 1997 and 1996, respectively. Net income from sales to the military/aerospace market for 1998 was $182,000, compared with losses of $717,000 and $1,699,000 in 1997 and 1996, respectively.

  The Company has continued to improve the effectiveness of its Tempe, Arizona, manufacturing operation, thereby better supporting customer product requirements. Sales to the military/aerospace market in 1998 were $11,189,000, compared to sales of $8,645,000 and $7,698,000 in
1997 and 1996, respectively. The Company's ability to generate profits in its military/aerospace business in the future will be greatly dependent on its ability to sell new programs and/or secure price increases on existing programs to replace maturing business and expiring performance incentives, as well as continuing to improve efficiencies in the manufacturing processes.

  The fourth quarter of fiscal 1998 produced net income of $1,276,000 on quarterly sales of $23,633,000, or net income per share of $.25, compared with the results of the prior year's quarter of $23,355,000 sales, $178,000 net loss, and a net loss per share of $.03. While sales increased only slightly ($278,000) over fourth quarter 1997 amounts, manufacturing overheads were reduced substantially ($800,000, pre-tax) as a result of a resized work force in the Company's electronics business, combined with a quarter (fiscal 1998 fourth quarter) free from project disruptions as experienced in prior periods associated with the implementations of new manufacturing processes
(DFT) and the new Oracle-based business enterprise system. These projects were fully implemented prior to the commencement of the fourth quarter 1998.

  The pre-tax loss for the prior year quarter ended June 30, 1997, of $290,000 included a $725,000 landfill settlement charge, a $237,000 contract settlement payment to the McDonnell Douglas Company associated with the MD-90 aircraft program, and a $60,000 loss incurred on the sale of the idle facility in West Jordan, Utah.

Quarterly Unaudited Financial Information.

Dollars in thousands

Fiscal Year 1998              1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.

Net Sales                      $22,179   $22,752   $22,352   $23,633

Net Income                         170       498       585     1,276


  Annual sales decreased $3,146,000, or 3.3%, from the previous year, compared with a decrease of $2,489,000, or 2.6%, from 1996 to 1997.
The decline in net sales is attributable to a declining sales trend experienced in the Company's electronics business, where sales decreased $5,700,000 in 1998 and $5,500,000 in 1997. The Company was informed in July that a major customer in its electronics business will be accelerating the transfer of its existing program with Acme to a second supplier as a result of its active vendor reduction initiative favoring large multinational companies. Where the Company had anticipated this program to wind down over the next couple of years and had budgeted accordingly, it now appears that it will occur over the next four to six months. The earlier than expected curtailment of this program will further negatively impact 1999 anticipated sales by an additional $3 million. Management is taking the necessary actions to support lower break-even thresholds and to accelerate the pace of new product and market development in all areas of the Company.

  Growth in overall sales will be dependent upon several factors, including the Company's continued ability to grow sales of its transformer line of products sold through distribution and to OEM accounts, both domestically and internationally. In addition, sales growth will be affected by the degree of success achieved with the new business strategies being introduced in its electronics business.

  Cost of sales as a percentage of sales was 72.5% in 1998, 76.2% in 1997, and 77.6% in 1996. The gross margin percentage improved from 23.8% in 1997 to 27.5% in 1998. The improvements are primarily the result of price increases, as well as significant reductions in manufacturing costs within the electronics business. Further contributing to the improved profit margins was the increased sales volume in the Company's aerospace business, allowing for improved efficiencies and fixed cost economies to be realized. The Company's continued improvement in profit margins will be closely tied to the success of its efforts to grow the sales of its core products (transformers) sold through distribution and the success of its strategies to secure new customer programs in both its electronics and aerospace businesses.

  Research and engineering efforts were relatively constant in the three-year comparison, as expenses as a percent of sales were 4.5% in 1998, compared to 4.8% in 1997 and 4.9% in 1996. Actual 1998 expenditures have been reduced approximately $400,000 from 1997 levels as a result of the resizing of the electronics business.

  Selling and administrative expenses as a percentage of sales were 16.8% in 1998, compared with 16.9% in 1997 and 15.5% in 1996. Included within the 1998 selling and administrative expense line is an offsetting income of $566,000 related to performance incentives earned in the Company's aerospace business, based upon meeting specified customer delivery schedules. Included in the 1997 expenses are one-time charges of $725,000 and $237,000 associated with the municipal landfill settlement and the MD-90 contract modification charge, respectively. With the exclusion of these income and expense items from the comparison, 1998 selling and administrative costs increased approximately $950,000. The 1998 increase includes additional depreciation expense of approximately $400,000 associated with the new business system, accrued incentives in excess of 1997 amounts of $200,000, higher shipping costs in the distribution business of $400,000, increased commissions and royalties of $100,000, all partly offset by the Company's reduced investment in international business development. Selling and administrative expenses in 1997, exclusive of the one-time charges, were comparable with 1996 levels.

  Interest expense decreased nearly $136,000 from 1997 to 1998 and $570,000 from 1996 to 1997. The lower interest expense is the result of lower average outstanding debt balances maintained during 1998 and 1997 in support of lower average working capital requirements. Debt has been reduced $11,000,000 since June 30, 1996. The Company's long-term debt originates from financing the aerospace business during the first ten years of operation.

  Effective tax (benefit) rates for the most recent three years were 38.2%, 44.6% and (29.7%), respectively. The fluctuations in the effective rates are generally reflective of the year-to-year variations in the permanent book-to-tax differences as a percent of pre-tax earnings (loss) and the Company's estimations as to the probable realizations of certain deferred state tax assets and minimum tax effects thereon.

  The provisions of Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," will become effective for the Company's fiscal year-end 1999. SFAS No. 131 requires that public companies report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and resource allocation. The Company will adopt SFAS No. 131 in the fourth quarter of fiscal 1999.

PAGE 13 OF ANNUAL REPORT

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

Dollars in thousands (except per share, employee data, and per square-foot amounts)

Years ended June 30       1998      1997      1996      1995      1994

Net sales              $90,916   $94,062   $96,551   $91,127   $76,233

Net income (loss)        2,529       136     (280)       992   (5,659)
Net income (loss) per
 common share:
  (Basic and Diluted)      .50       .03     (.06)       .20    (1.17)

At end of year:

 Total assets          $45,495   $50,144   $54,180   $56,178   $46,505

 Working capital        15,242    16,719    21,095    22,599    19,319

 Average working capital,
 as a percent of sales   17.6%     20.0%     22.6%     23.0%     28.1%

 Ratio of current assets
 to current liabilities  2.3:1     2.3:1     2.8:1     2.5:1     3.1:1

 Investment in property,
  plant and equipment--
  net                   15,115    16,039    16,469    14,657    12,669

 Long-term debt         12,833    19,198    24,394    24,419    19,590

 Total shareholders'
  equity                19,075    16,488    15,684    15,849    14,566

 Equity per common share  3.78      3.27      3.18      3.22      3.02

Weighted average number
 of shares outstanding
 used to compute income
 (loss) per common share:
  Basic              5,046,011 4,960,137 4,927,344 4,880,838 4,818,773
  Diluted            5,060,382 4,974,014 4,927,344 4,928,047 4,818,773

Average number of
 hourly employees          434       473       534       505       444

Average number of
 salaried employees        211       229       248       251       252

Sales per full-time
 employee equivalent
 (000's)               $   141   $   134   $   123   $   120   $   109

PAGE 14 OF ANNUAL REPORT

STATEMENT OF OPERATIONS

Dollars in thousands (except per share amounts)

Years ended June 30                            1998     1997    1996

Net Sales                                   $90,916  $94,062 $96,551

Costs and Expenses

Cost of sales                                65,871   71,681  74,964

Research and engineering expenses             4,136    4,552   4,735

Selling and administrative expenses          15,263   15,896  14,992

Interest expense                              1,552    1,688   2,258

Total Costs and Expenses                     86,822   93,817  96,949

Income (loss) before income taxes             4,094      245    (398)

Income tax expense (benefit)                  1,565      109    (118)

Net Income (Loss)                             2,529  $   136  $ (280)

Net Income (Loss) per Common Share:
  (Basic and Diluted)                       $   .50  $   .03  $ (.06)


The accompanying notes are an integral part of these financial statements.

PAGE 15 OF ANNUAL REPORT

BALANCE SHEET

Dollars in thousands

                                      JUNE 30, 1998    JUNE 30, 1997

ASSETS
Current Assets

Cash                                        $   629          $   398
Accounts receivable, net                     12,552           14,019
Inventories, net                             11,961           13,540
Deferred income taxes                         1,269            1,238
Other current assets                            695              499

Total Current Assets                         27,106           29,694

Property, plant and equipment, at cost:
  Land and buildings                         10,406           10,334
  Machinery and equipment                    27,388           27,169

Total property, plant and equipment          37,794           37,503
Less accumulated depreciation
  and amortization                          (22,679)          (21,464)

Property, plant and equipment, net           15,115           16,039

Other assets                                  3,274            4,411

TOTAL ASSETS                                $45,495          $50,144

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities

Accounts payable                            $ 4,734          $ 6,495
Accrued compensation and other                4,376            3,918
Current portion of long-term debt             2,754            2,562

Total Current Liabilities                    11,864           12,975

Long-term debt                               12,833           19,198
Other long-term liabilities                   1,723            1,483

TOTAL LIABILITIES                            26,420           33,656

SHAREHOLDERS' EQUITY

Common Stock, $1 par value authorized
  8,000,000, issued 5,051,444 and
  5,040,834 shares                            5,051            5,040
Capital in excess of par value               19,061           19,014
Accumulated deficit                          (5,029)           (7,558)

Total capital and accumulated deficit        19,083           16,496
Less treasury stock, at cost:
  699 shares                                     (8)               (8)

Total shareholders' equity                   19,075           16,488

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $45,495          $50,144


The accompanying notes are an integral part of these financial statements.

PAGE 16 OF ANNUAL REPORT

STATEMENT OF CASH FLOWS

Dollars in thousands

Years ended June 30                            1998     1997    1996

Cash flows from operating activities:

Net income (loss)                           $ 2,529  $   136   $ (280)
Adjustments to reconcile net income (loss)
to net cash flows from operating activities:
 Depreciation and amortization                2,158    1,979   2,040
 Loss on sale/retirement of fixed assets          5       58      --
 Deferred income taxes                        1,332       93     (134)
Change in assets and liabilities:
 Accounts receivable, net                     1,467    1,426   1,808
 Inventories, net                             1,579    1,468   2,344
 Deferred taxes and other assets               (422)     189     539
 Accounts payable                            (1,761)     450   (3,262)
 Accrued compensation and other                 698      (51)    494

Net cash provided from
 operating activities                         7,585    5,748   3,549

Cash flows from investing activities:

 Additions to property, plant and equipment  (1,255)  (2,531)  (3,852)
 Proceeds from dispositions of fixed assets      16      525      --
 Investment in joint-venture                     --       --     (111)

Net cash used in investing activities        (1,239)  (2,006)  (3,963)

Cash flows from financing activities:

 Increase of long-term debt                  10,960    9,438  14,984
 Reduction of long-term debt                (17,133) (14,278) (14,243)
 Proceeds from employee stock purchase
  and stock option plans                         58      124     120
 Sale (purchase) of treasury stock               --      544       (5)

Net cash provided from (used in)
 financing activities                        (6,115)  (4,172)    856

Net increase (decrease) in cash                 231     (430)    442

Cash at beginning of year                       398      828     386

Cash at end of year                         $   629  $   398 $   828

Supplemental disclosures of cash flow information:
 Cash paid (received) during the year for:
  Interest                                  $ 1,586  $ 1,943 $ 2,413
  Income Taxes                               $ (220)  $  (14)  $ (278)


The accompanying notes are an integral part of these financial statements.

PAGE 17 OF ANNUAL REPORT

STATEMENT OF SHAREHOLDERS' EQUITY

Dollars in thousands

                                        Capital
                              Common         in
                               stock     excess               Treasury
                              $1 par     of par  Accumulated    stock,
                               value      value      deficit   at cost

Balance June 30, 1995        $ 5,003    $18,807    $ (7,072)   $   889

Stock options exercised            6         23

Purchase of treasury shares                                          5

Sales of authorized shares:
   Employee Stock Purchase Plan    2         67
   Employee Savings Plan (401[K])  9         13

Net loss                                               (280)

Balance June 30, 1996        $ 5,020    $18,910    $ (7,352)   $   894

Stock options exercised            7         23

Sale of treasury shares                                (342)     (886)

Sales of authorized shares:
   Employee Stock Purchase Plan    3         15
   Employee Savings Plan (401[K]) 10         66

Net income                                               136

Balance June 30, 1997        $ 5,040    $19,014    $ (7,558)   $     8

Sales of authorized shares:
   Employee Stock Purchase Plan    4         17
   Employee Savings Plan (401[K])  7         30

Net income                                             2,529

Balance June 30, 1998        $ 5,051    $19,061     $(5,029)   $     8


None of the Company's authorized 500,000 shares of $10 par value preference stock has been issued.

The accompany notes are an integral part of these financial statement.

PAGES 18-23 OF ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING
  PRINCIPLES AND PRACTICES:

Business

  Acme Electric Corporation designs, manufactures and markets power conversion equipment for electronic and electrical systems. Principal markets encompass computers, test equipment, information systems, military, aerospace, telecommunications, and a variety of industrial, commercial and residential applications requiring conversion of electrical energy from one useable state to another.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain prior year balances have been reclassified to conform with the current year presentation.

  The major areas in which the Company utilizes estimates include deferred tax assets, reserves for insurance and legal claims, environmental liabilities, customer receivable and inventory obsolescence reserves, product warranty reserves, revenue recognition on long-term contracts, and the net realizable value of certain assets. The amounts contained within these financial statements represent management's best estimate of expected outcomes based on available information. However, the Company realizes that certain events could occur or fail to occur which would impact the estimates by a material amount in the future.

Inventories

  Inventories are costed at the lower of cost or market and determined on a FIFO (first in, first out) basis.

Property and Depreciation

  Depreciation of property, plant and equipment is computed on the straight-line and the sum-of-the-year's-digits methods over the estimated service lives of the assets. At the time of retirement or other disposition of properties, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The range of lives used as a basis for calculating depreciation is as follows:


                                                               Years

Buildings                                                      20-45

Machinery and equipment                                         5-12

Furniture and fixtures                                          8-10

Computers and software                                           3-5


Revenue Recognition

  The Company's operations generally recognize revenue for the sale of their respective products in the period of delivery. The Company does, however, utilize the percentage-of-completion method for long-term contracts in its aerospace business. Revenues or long-term contracts (primarily engineering or development contracts) are recognized on the percentage-of-completion basis, measured by the percentage of material, labor and overhead costs incurred to date to total estimated material, labor and overhead costs for each long-term contract.

Income Taxes

  The Company follows the asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial carrying values and the tax bases of the related assets and liabilities and operating loss and tax credit carry forwards.

Earnings Per Share

  The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which modifies the way in which earnings per share ("EPS") is calculated. Accordingly, all prior period EPS data presented have been restated. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

2.   ACCOUNTS RECEIVABLE:

Dollars in thousands                               1998         1997

Billed                                          $12,921      $14,291

Unbilled                                             97          251

Subtotal                                        $13,018      $14,542

Less allowance for doubtful accounts              (466)         (523)

Accounts receivable, net                        $12,552      $14,019


  Unbilled receivables are comprised of revenue amounts on long-term contracts which have been earned, but not yet billed. Management anticipates that unbilled receivables at June 30, 1998, will be substantially billed and collected in fiscal year 1999.

3.   INVENTORIES:

Dollars in thousands                               1998         1997

Raw Material                                    $ 5,875      $ 7,144

Work in Process                                   1,685        2,365

Finished Goods                                    4,401        4,031

Total Inventories                               $11,961      $13,540


Inventories are reported net of the reserves for obsolescence of $781,000 and $546,000 in 1998 and 1997, respectively.

4.   LONG-TERM DEBT:


Dollars in thousands                                  1998      1997

Secured revolving loan                              $6,088    $9,788

Secured term loan with quarterly
  principal installments of $337,360
  each, and interest paid monthly
  at the lower of prime plus .5% -
  1.0% range, or the Eurodollar
  (London Interbank Eurodollar)
  rate plus 2.1% - 2.6% range, as
  determined by debt-to-worth
  ratio thresholds, through January 2,
  2000.                                              2,362     3,711

Secured term loan with monthly
  principal installments of $33,333
  each, and interest paid monthly
  at the lower of prime plus .5% -
  1.0% range, or the Eurodollar
  (LIBOR) rate plus 2.1% - 2.6%
  range, as determined by debt-to-
  worth ratio thresholds, through
  July 1, 2001.                                      1,233     1,633

Secured loan on the Cuba facility
  payable over 20 years with
  monthly payments for the first
  four years of interest only of
  $6,666, with monthly payments
  of $14,120, consisting of
  principal and interest at 4%,
  commencing September 1, 1997,
  and continuing over the remaining
  16 years.                                          1,917     2,000

Secured loan on the Cuba facility
  payable, with interest only, at
  2% through September 30, 1998,
  36 monthly principal and interest
  payments of $10,146 at 4%,
  commencing October 1, 1998, and 168
  monthly principal and interest
  payments of $12,193 at 7% due
  through September 2015.                            1,500     1,500

Capital lease secured by new business
  information system equipment and a
  $900,000 letter of credit, payable
  in monthly installments of $42,662,
  consisting of principal and
  interest of 10.09%, maturing
  December 2001.                                     1,094     1,474

Capital lease secured by the business
  information system equipment with
  monthly installments of $20,546,
  consisting of principal and interest
  at 9.85%, maturing November 1999.                    307       528

Capital lease obligation secured by
  related building, machinery and
  equipment at the Cuba facility,
  payable in quarterly principal
  installments of $5,208, with
  interest paid monthly on the
  unpaid balance at the rate of
  prime plus 1.5% through April 1,
  2017.                                                406       427

Other debt                                             680       699

Total debt                                          15,587    21,760

Current portion                                     (2,754)   (2,562)

Long-term portion                                  $12,833   $19,198


  The Company has a credit agreement with a banking institution, which provides for borrowings and letters of credit up to a maximum of $24,595,000. This credit agreement is comprised of two secured term loans in the amount of $2,362,000 and $1,233,000 and a $21,000,000 secured revolving loan. The revolving loan carries an interest rate equal to the lower of prime plus .25% to .75% range, or the London Interbank Eurodollar rate plus 1.8% to 2.4% range, determined by a debt-to-worth ratio threshold, with a maturity date of December 31, 2000.
The Company maintains interest rate protection, which allows for a maximum interest rate of 9.1% on $10,000,000 of notional principal debt. Outstanding borrowings against the revolving credit facility are limited by formula to specified amounts of accounts receivable and inventory, reduced by outstanding term debt. The Company pays a maximum annual commitment fee of 1/5 of 1% per annum on the unused portion. Under the terms of the credit agreement, the Company is required to meet certain restrictive covenants with respect to interest coverage and debt-to-worth ratios. The covenants further limit the Company's annual capital expenditure to a maximum of $2,500,000. At June 30, 1998, the Company was in compliance with the covenants under the credit agreement.

  During the next five years, long-term debt matures as follows:  1999
- $2,754,000; 2000 - $2,269,000; 2001 - $930,000; 2002 - $222,000; and
2003 - $222,000. These amounts do not include any maturities relating to the revolving loan.


5.   STOCK OPTION PLANS:

  Options were granted under the 1981 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 1999. The 1981 Plan expired in October 1992. Options granted under the 1981 Plan expire in accordance with their respective terms.

  Options are granted under the 1989 Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 2007, with vesting at 25% a year from date of grant. In 1995, the 1989 Stock Option Plan was amended to apply a formula for the award of further options after each year of profitable operation and to increase the number of shares subject to the Plan from 225,000 to 450,000.

  The 1996 Directors' Stock Option Plan was adopted on April 29, 1996, by the Company's Board of Directors and approved by the Company's shareholders on October 31, 1996. Options are granted quarterly to each eligible director in lieu of Director Fees and are exercisable six months after the date of grant. The option price and number of shares optioned are determined by formula to replace the value of cash directors' fees otherwise due for the preceding quarter. A total of 50,000 shares are available for grant under the Plan.


                                    1981           1989         1996
                                    Plan           Plan   Directors'
                                  Shares         Shares  Plan Shares

Options outstanding
  July 1, 1997                    11,035         71,000        5,426

Options granted                       --         45,000       11,907

Options exercised                     --          (200)           --

Options canceled                 (2,300)        (8,000)           --

Options outstanding
  June 30, 1998                    8,735        107,800       17,333

Options exercisable
  at June 30, 1998                 8,735         46,300       10,661

Exercise prices
  per share                  $6.63-$7.00   $4.88-$11.25  $1.48-$2.11

Shares available for options
  at June 30, 1998                    --        231,004       32,666


  The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense was recognized in 1998, 1997, or 1996 for stock option awards made from the 1989 Stock Option Plan, since the exercise price of the stock options granted under the Stock Option Plan was not less than the fair market value of the Common Stock at date of grant. Compensation expense of $50,000 and $25,000 was recognized in 1998 and 1997, respectively, for stock awards under the 1996 Directors' Stock Option Plan. Had compensation expense for stock option awards granted in 1998, 1997, and 1996 been determined consistent with SFAS No. 123, net income and earnings per share would be reduced to the pro forma amounts indicated below:


Dollars in thousands (except per share amounts)

Years ended June 30                 1998           1997         1996

Net income (loss)
  As reported                     $2,529           $136        $(280)
  Pro forma                        2,420             66         (330)

Net income (loss) per common share
  As reported                       $.50           $.03        $(.06)
  Pro forma                          .48            .01         (.07)


  The Company used the Black Scholes pricing model to estimate the grant date present value of stock options granted in 1998, 1997, and 1996. The estimated value per option averaged approximately $2.64, $3.80, and $4.60 for options granted in 1998, 1997, and 1996, respectively. The values were calculated using the following assumptions: (i) an option term of 5.5 years (representing the estimated period between grant date and exercise date based on historical data); (ii) a risk-free interest rate approximating 5.99%, 6.48%, and 6.07% in 1998, 1997, and 1996, respectively (representing the yield on a U.S. Treasury Security with remaining term equal to the expected option term); (iii) expected volatility of 52% for 1998 and 58% for 1997 and 1996; (iv) no future dividends paid; and (v) a 30% forfeiture rate used to reflect the estimate of the probability of forfeiture prior to vesting.

  The pro forma effects presented above are in accordance with the requirements of SFAS No. 123, however, such effects are not representative of the effects to be reported in future years due to the fact that options vest over several years and additional awards generally are made each year.

6.   LEASES:

  The Company leases certain manufacturing facilities and equipment, described in Note 4, under lease agreements which have been capitalized, and various other equipment under operating leases. Under the terms of the capital leases, the Company has included $4,436,000 in the cost of property, plant and equipment June 30, 1998 and 1997. Accumulated depreciation of such assets was $1,434,000 at June 30, 1998, and $1,074,000 at June 30, 1997. Total rental expense under operating leases, which includes the headquarters facility, was $940,000, $829,000 and $1,038,000 in 1998, 1997 and 1996, respectively.
Minimum future rental commitments under non-cancelable operating leases are approximately $771,000 in 1999, $536,000 in 2000, $441,000 in 2001,
$435,000 in 2002, and $403,000 in 2003.

7.   INCOME TAXES:

  The provision for income taxes includes the following:

Years Ended June 30

Dollars in thousands                           1998     1997    1996

Current Tax Provision
  Federal                                      $216      $--     $--
  State                                          17       16      16

Deferred Tax Provision (Benefit)
  Federal                                     1,073      130    (117)
  State                                         259     (37)     (17)

Total Provision (Benefit)                    $1,565     $109   $(118)


  The provision for income taxes differs from the federal statutory rate of 34% due to the following:


                                               1998     1997    1996

Statutory rate (benefit)                      34.0%    34.0%  (34.0%)

Foreign losses not tax effected                  --     5.8%   18.2%

State taxes, net of federal benefit            4.5%   (5.6%)    (.1%)

Reduction of accumulated reserve                 --       --  (17.0%)

Other                                         (.3)%    10.4%    3.2%

Effective tax (benefit) rate                  38.2%    44.6%  (29.7%)


At June 30, the deferred tax assets (liabilities) were comprised of the following:


Dollars in thousands                           1998     1997    1996

Deferred tax assets:

  Accounts receivable                          $264    $ 206   $ 156

  Inventory                                     560      446     376

  Property, plant and equipment                  --       --     186

  Accrued expenses                              667      696     744

  Restructuring and impairment charges          314      463     779

  Supplemental Executive Retirement             427      415     402

  Other                                          51      201      89

  Loss and credit carry forwards                542    1,511   1,111

                                              2,825    3,938   3,843

Deferred tax liabilities:
  Pensions                                  (1,160)  (1,023)    (915)

  State taxes                                 (119)    (207)    (195)

  Property, plant and equipment               (500)     (81)      --

                                            (1,779)  (1,311)  (1,110)

Net deferred tax asset                       $1,046   $2,627  $2,733


  The Company has certain federal and state loss carry forwards available to offset future taxable income. The federal tax loss carry forward of $285,000 will have portions expire, if unused, in 2011. Portions of the state loss carry forwards, if not used, will expire in 2001. In addition, the Company has alternative minimum tax credit carry forwards of approximately $282,000 available to offset future federal taxes.

8.   EARNINGS PER SHARE

  In fiscal 1998, the Company adopted Statement No. 128, Earnings Per Share, which requires presentation in the Statement of Operations of both basic and diluted earnings per share. Basic earnings per share measures operating performance assuming no dilution from securities or contracts to issue common stock. Diluted earnings per share measures operating performance giving effect to the dilution that would occur when securities or contracts to issue common stock are exercised or converted.

  The computation of basic earnings per share is reconciled with diluted earnings per share as follows. All periods presented have been restated.


Dollars and shares in thousands,
except per share amounts                   1998      1997      1996

Income available to common shareholders  $2,529    $  136    $ (280)

Basic earnings per share
  Weighted average shares outstanding     5,046     4,960     4,927
  Basic earnings per share               $  .50    $  .03    $ (.06)

Diluted earnings per share
  Weighted average shares outstanding     5,046     4,960     4,927
  Dilutive effect of:
     Stock options                           14        14        --
                                         _____________________________
Adjusted weighted average shares
  outstanding                             5,060     4,974     4,927

Diluted earnings per share               $  .50    $  .03    $ (.06)
                                         _____________________________

9.   EMPLOYEE BENEFITS RETIREMENT PLANS:

  The Company maintains two non-contributory defined benefit pension plans covering substantially all employees. The formula covering salaried employees provides pension benefits based upon the employee's individual yearly compensation. Formulas covering hourly employees provide benefits of stated amounts for each year of credited service.

  It is the Company's policy to fund for each qualified plan at least an amount necessary to satisfy the minimum requirements of the Employee Retirement Income Security Act. The amount to be funded is subject to annual review by management and its consulting actuary. In recent years, funding contributions have been restricted due to application of Internal Revenue Code full-funding limitations to one or more of the plans. The Company also maintains a non-qualified Supplemental Executive Retirement Plan (SERP) for certain executive officers of the Company. The SERP provides benefits based upon an executive's compensation in the last year of service and is reduced by benefits received from the salaried plan. Six participants of this plan are retired and receiving payments under the plan.

  Approximately 3% of the plans' assets are invested in cash and equivalents, 78% are invested in equities, and the remaining 19% are invested in fixed-income securities and annuities.

  Net periodic pension expense for the three years ended June 30, 1998, included the following components:


Dollars in thousands                        1998      1997      1996

Service cost -- Benefits
  earned during the period               $   591   $   630   $   518

Interest cost on projected
  benefit obligation                       1,573     1,537     1,521

Actual return on assets                   (2,282)   (2,203)   (4,666)

Net amortization, deferral
  and curtailment gain                        64        46     2,885

Net periodic pension
  (income) expense                       $  (54)   $    10   $   258




For plans where:              June 30, 1998            June 30, 1997
                         Assets Accumulated       Assets Accumulated
                         Exceed    Benefits       Exceed    Benefits
                    Accumulated      Exceed  Accumulated      Exceed
                       Benefits      Assets     Benefits      Assets

Actuarial present value of benefit obligations:

Vested benefit
  obligation          $(20,903)     $(1,329)   $(20,233)     $(1,121)

Accumulated benefit
  obligation           (21,094)      (1,329)    (20,467)      (1,376)

Projected benefit
  obligation           (22,467)      (1,337)    (21,933)      (1,413)

Plan assets at fair
  value                  33,393          --       27,511          --

Funded Status: Assets
  in excess of (or
  less than) projected
  benefit obligation     10,926      (1,337)       5,578      (1,413)

Transition (asset)
  or obligation           (390)         188        (551)         263

Unrecognized prior
  service cost            2,509          39        2,809          42

Unrecognized net
  (gain) or loss       (10,156)           46     (5,272)          74

Prepaid (Accrued)
  pension cost         $  2,889     $(1,064)    $  2,564     $(1,034)


  Pursuant to the provisions of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pension" (SFAS 87), the Company has recorded $265,000 of additional unfunded accumulated benefit obligation attributable to the SERP plan at June 30, 1998. These unfunded obligations are recorded in other long-term liabilities. In addition, an intangible asset of the same amount has also been recorded.

  At June 30, 1998, and 1997, the discount rate for the benefit obligations was 7.0%, the assumed annual rate of increase in future compensation used in determining the actuarial present value of projected benefit obligations was 4.5% for plans covering the salaried employees for both years, and the expected long-term annual rate of return on plan assets was 8.5% for plan years 1998 and 1997.

OTHER POST-RETIREMENT BENEFITS:

  The Company maintains a non-qualified benefits plan to include post-retirement health care for certain executives of the Company. Six participants of this plan are retired and receiving payments under the plan. The Accumulated Post-Retirement Benefit Obligation at June 30, 1998, and 1997, was comprised of $396,000 and $390,000, respectively, attributable to retirees, and $70,000 and $59,000, respectively, attributable to eligible and other active plan participants, for combined totals of $466,000 and $449,000, respectively. At June 30, 1998, and 1997, the unrecognized amount of the Accumulated Post-Retirement Benefit Obligation was $325,000 and $347,000, respectively. The Net Periodic Post-Retirement Benefit expenses for years ended June 30, 1998, 1997, and 1996, were $58,000, $57,000, and $66,000, respectively. The accrued Post-Retirement Benefit Cost recognized in the balance sheet at June 30, 1998, was $127,000, as compared to June 30, 1997, of $107,000. At June 30, 1998, and 1997, the assumed discount rate of 7.0% was used in the calculation of the benefit obligations, assumed annual health-care trend rate is 5.0%, with claim costs to increase based upon age, ranging from .5% to 6.0% per annum.
10. MAJOR CUSTOMERS:

  Power conversion equipment sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology and market strategy. One customer of the Company accounted for 17.2%, 16.2% and 14.8%, respectively, of fiscal 1998, 1997 and 1996 sales and 3.7%, 10.0% and 8.2%, respectively, of June 30, 1998, 1997 and 1996 accounts receivable.

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

12.  COMMITMENTS AND CONTINGENCIES

  The Company was subject to liability for the cost of site investigation and remediation of a municipal landfill. This matter was settled on June 27, 1997, upon payment by the Company of $725,000 to the New York State Department of Environmental Conservation. The Company did have insurance policies in effect during the period that waste was disposed of at the site, which the Company is pursuing for possible recovery.

13.  RELATED PARTY TRANSACTIONS

  In 1997, the Retirement Plan for Salaried Employees of Acme Electric Corporation ("Plan") purchased 80,000 shares of Common Stock of the Company from its treasury at the then fair market value of $6.81 per share. The shares are held by the Plan trustee for the exclusive benefit of the beneficiaries of the Plan. The transaction occurred pursuant to Regulation D of the U.S. Securities Exchange Commission.

PAGE 24 OF ANNUAL REPORT

REPORT OF INDEPENDENT
ACCOUNTANTS

To the Board of Directors and
Shareholders of Acme Electric Corporation

 In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Acme Electric Corporation at June 30, 1998 and 1997, and the results of its operations and it cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/

PricewaterhouseCoopers LLP
Buffalo, New York
August 5, 1998

PAGE 24 OF ANNUAL REPORT

COMMON STOCK PRICES AND DIVIDEND INFORMATION
_________________________________________________________________
Stock price
Year Ended June 30, 1998        High       Low   Dividends Paid
Fourth Quarter                6 5/16     4 5/8               --
Third Quarter                  6 1/2     4 5/8               --
Second Quarter                 8 1/8   4 11/16               --
First Quarter                 7 7/16     6 1/8               --
_________________________________________________________________
Year Ended June 30, 1997        High       Low   Dividends Paid
Fourth Quarter                 7 5/8     6 1/4               --
Third Quarter                  9 7/8     6 3/8               --
Second Quarter                 8 1/2     6 3/4               --
First Quarter                  8 5/8     6 7/8               --

Acme Electric Corporation's Common Stock is traded on the New York, Chicago, and Philadelphia Stock Exchanges. The approximate number of shareholders of record at June 30, 1998, was 1,206.
_________________________________________________________________


SHAREHOLDER INQUIRIES

The Company welcomes comments from shareholders and the opportunity to answer their questions. Correspondence should be directed to: Richard
P. Becht or Cora M. Martin, Acme Electric Corporation, 400 Quaker Road, East Aurora, New York 14052, (716) 655-3800. In addition, the Company will provide to any shareholder, without charge, a copy of the Company's current form 10-K annual report. Requests for this and any other Company publication should be directed to Ms. Martin. Company news is available by FAX: dial 1-800-758-5804, and input extension 0066775; or visit our web site at acmeelec.com