Form 10-K405, Exhibit 13
period 1999-06-30
ACME ELECTRIC CORP
filed 1999-09-28
CIK 2070

EXHIBIT 13

PORTIONS OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 1999.

PAGES 10-11 OF ANNUAL REPORT

FINANCIAL CONDITION

Capital Resources and Liquidity

  The Company has financed its working capital requirements and capital spending with cash from operating revenues. Total outstanding debt, including capital lease obligations, was reduced by approximately $7,342,000 in 1999. Debt reduction was achieved as a result of strong cash flows generated from improved operational performances, including margin improvements throughout the Company's businesses. Further contributing to the positive cash flows were reduced inventory positions and receivable balances, as a result of improved manufacturing processes (Demand Flow Technology) and lower working capital requirements in the Company's Electronics business. The Company's working capital was reduced 20% from the prior year-end while sales declined 12%.

  The Company received performance incentive payments in the amount of $915,000 during the year as a result of meeting delivery schedules on one of its Aerospace customer programs. Approximately $600,000 of these payments remain on the June 30, 1999, balance sheet as deferred revenue. Income of $620,000 was recognized within the fiscal year, associated with this performance incentive program. No further incentive payments are due from this customer, however, price negotiations have commenced for the supply of product for periods beyond the current contract schedule.

  The Company utilized its remaining federal tax-loss carry-overs of approximately $412,000 to reduce the current year tax return liabilities by approximately $140,000.


Dollars in thousands

Years ended June 30                           1999      1998      1997

Working Capital                            $12,188   $15,242   $16,719

Average Working Capital,
as a percent of sales                        17.2%     17.6%     20.0%

Cash provided from Operations              $ 8,163   $ 7,585   $ 5,748

Current Ratio                                  2.2       2.3       2.3

Long-Term Debt to Equity                        .3        .7       1.2



  Capital expenditures were $1,345,000, $1,255,000 and $2,531,000 for 1999,
1998 and 1997, respectively. Fiscal year 1997 capital expenditures included $1,200,000 of new business system costs, compared to none in 1999 and less than $125,000 in 1998. The Company anticipates that fiscal 2000 capital expenditures will approximate $3,000,000, including new and refurbished equipment to be used in its recently established Monterrey, Mexico, operation.

  The Company expects that operating activities in 2000 will generate the required cash to fund these capital expenditures with ample credit facility to support any additional working capital needs.

  The Company currently has a secured credit agreement which provides for two secured term loans, with a combined outstanding balance at June 30, 1999, of $1,845,000 with interest terms of the lower of prime plus .5% to 1.0% range, or the London Interbank Eurodollar rate plus 2.1% to 2.6% range, as determined by a debt-to-worth threshold measure. Further included is a secured line of credit allowing for revolving loans and letters of credit up to $21,000,000, with interest at the lower of prime plus .25% to .75% range, or the London Interbank Eurodollar rate plus 1.8% to 2.4% range, with an outstanding balance at June 30, 1999, of $1,500,000. The credit agreement provides for a maturity date on the line of credit of December 31, 2000, while the $1,012,000 and $833,000 term loans have principal payments due through January 2, 2000, and July 1, 2001, respectively. The credit agreement contains certain restrictive covenants, including, but not limited to, interest coverage and debt-to-worth ratios and an annual capital expenditure threshold. At June 30, 1999, the Company was in compliance with the covenants under the credit agreement.
Management believes that the current financing arrangement provides adequate liquidity for the immediate future, with plans to negotiate a new credit facility within the next six months.

Expectation for Year 2000 Compliance
------------------------------------

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

  The Company organized its Year 2000 Task Group during the third quarter of fiscal 1998, with member participation from all operating units, as well as the corporate office. Assessment programs were developed and implemented at each of the locations. The assessment, which included an inventory and identification of the Company's mission critical information technology (IT) systems as well as non-IT systems (i.e. equipment microcontrollers), is complete.

  The most significant mission critical elements associated with the IT system area included the necessity to: (1) transition from the AIX operating system version 4.1 to 4.2 and Oracle business application and data-base software version 10.6.1 and 7.1 to the year 2000 compliant Oracle versions 10.7.1 and 7.3, respectively; and (2) receive and install third-party software upgrades used in support of certain manufacturing routines, to include inventory management areas. The Company completed the installation of its new client-server based business information system in April 1998. This system, which runs vendor-provided off-the-shelf business enterprise software (Oracle) in a client-server environment, was installed by the Company as an enhancement to the business, replacing the legacy mainframe system. This system provided the basis for a relatively inexpensive transition to the Y2K-compliant business system through vendor-provided software upgrades. Other third-party-provided customized software critical to the business operation was identified and upgraded with vendor provided year 2000 compliant modifications.

  The Company has completed the implementation of Y2K compliant operating systems and Oracle software upgrades. All such costs were expensed as incurred.

  The Company has tested its embedded systems used in the manufacture and distribution of its products for year 2000 compliance. Equipment manufacturers were contacted for verification and solutions for potential Y2K issues where mission critical equipment utilizing microcontrollers had been identified. The Company is unaware of any unresolved issues relative to this process.

  The Company has, and will continue to, assess the year 2000 readiness on the part of its supply base, as well as customer base. Both vendor and customer letters requesting responses and/or certifications to their year 2000 readiness were sent with high response rate received, documenting their own efforts to be Y2K compliant. The Company has also contacted, and, in certain instances, visited vendor locations in the endeavor to gain assurance that its critical suppliers are preparing for year 2000.

  The total costs directly associated with the Company's effort to be year 2000 ready, to date, has approximated $50,000.

  The Company has not yet fully developed a year 2000 contingency plan.
The Company is currently reviewing the potential critical risk areas of the business and will consider the appropriate contingency actions or alternative solutions. It is anticipated that contingency plans will include the ability to do temporary manual processing of customer orders and increased safety stock purchases of identified critical parts and materials prior to 2000.

  While third parties (customers, suppliers and service providers) are engaged in efforts intended to address and resolve their year 2000 issues on a timely basis, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.

  Portions of the narrative set forth in this Financial Condition and Results of Operations, which are not historical in nature, are forward-looking statements, based upon current expectations, all of which are subject to risk and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by their use of words such as "anticipates," "believes," "intends," "budgeted," and other words of similar meaning. The Company's actual performance may differ materially from that contemplated by the forward-looking statements due to a variety of factors, which include, among other things, inaccurate assumptions, the condition of the economy, the condition of the markets that the Company serves, and the success of the Company's strategic plans and contemplated capital investments. The Company does not assume the obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PAGES 12-13 OF ANNUAL REPORT

RESULTS OF OPERATIONS

  Acme Electric Corporation reported net income of $2,707,000, or $.53 per share, on net sales of $79,813,000 for the year ended June 30, 1999, compared with net income of $2,529,000, or $.50 per share, and $136,000, or $.03 per share on sales of $90,916,000 and $94,062,000 for 1998 and 1997, respectively. Included in the 1999 net earnings is $437,000 (net of tax) of pension income, compared to a pension expense in 1998 and 1997, of $3,000 and $37,000, respectively.

  Total net income for the fourth quarter 1999 was $1,021,000 on sales of $19,232,000, or net income per share of $.20, compared with the results of the prior year's quarter of $23,633,000 of sales, $1,276,000 net income, and a net income per share of $.25. Sales were lower by $4,101,000 (17%) when compared to the prior year fourth quarter, as a result of the void created by the loss of the Cisco Systems program in the Electronics business. The Company was able to minimize the overall impact on quarterly earnings ($255,000 reduction) with a prompt response, which included adjustments to the labor and overhead areas.

Quarterly Unaudited Financial Information
______________________________________________________________________
Dollars in thousands
______________________________________________________________________
Fiscal Year 1999                1st Qtr.  2nd Qtr.  3rd Qtr.  4th Qtr.
______________________________________________________________________
Net Sales                        $22,378   $18,803   $19,100   $19,532
______________________________________________________________________
Net Income                           522       402       762     1,021
______________________________________________________________________

  The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which requires segment data to be measured and analyzed on a basis that is consistent with how business activities are reported internally to management. For additional information, including a description of the business segments in which the Company operates, see note 13.

  Annual sales decreased $11,103,000, or 12.2%, from the previous year, compared with a decrease of $3,146,000, or 3.3%, from 1997 to 1998. A decrease in sales of $9,113,000, or 32%, from 1998 sales of $28,708,000 to 1999 sales of $19,595,000, was experienced in the Company's Electronics business. Reduced sales were due to the loss of the Cisco program. Sales in the Company's Aerospace business increased slightly ($119,000 or 1%) from $11,190,000 in 1998 to $11,309,000 in 1999 due to increased customer demand for Fiber Nickel Cadmium (FNC) batteries. Sales in the Company's Power Distribution Products business were down $2,109,000, or 4%, generally reflective of the overall non-residential electrical distributors market. The Company's share in this market segment remained essentially unchanged.

  Future sale trends will be largely dependent upon several factors, including the Company's ability to continue to attract new original equipment manufacture (OEM) accounts within its Power Distribution Products business, as well as expand its international sales and manufacturing efforts, with a first step being its entrance into Latin America. Sales further will be affected by the degree of success achieved by its efforts in the Aerospace business to secure new programs (engineering and production), as well the extension of existing programs. Future sales can be affected by the success of the business strategies introduced in the Company's Electronics business, in an effort to rebuild its customer base.

  Cost of sales as a percentage of sales was 71.4% in 1999, 72.5% in 1998, and 76.2% in 1997. The gross margin percentage improved from 23.8% in 1997 to 27.5% in 1998 and to 28.6% in 1999. The margin improvement from 1998 to 1999 reflects the continued operational efficiency improvements experienced in the Company's Aerospace business, where gross margins climbed from 20.6% to 23.5%. Gross margins in the Company's Power Distribution Products business remained essentially constant at 35.7% in 1999 and 35.8% in 1998. Gross profit margins in the Company's Electronics business declined from 15.7% in 1998 to 13.8% in 1999. This occurred as a result of fewer sales over which fixed operating costs could be allocated, combined with an unusually large and significant expense accrual established for obsolete inventory (in excess of $400,000 in 1999) associated with one end-of-life customer program.

  The significant improvement in gross margin percent from 1997 to 1998 was primarily due to price increases, as well as significant manufacturing overhead cost reductions made in the Company's Electronics business, where the gross margin percent climbed from 10.3% in 1997 to 15.7% in 1998. Further contributing to the improved profit margin in 1998 was the increased sales volume in the Company's Aerospace business, allowing for improved efficiencies and fixed cost economies. Gross margins in this business moved from 16.1% in 1997 to 20.6% in 1998. The Power Distribution Products segment also contributed to improved margins (34.2% in 1997 to 35.8% in 1998), as manufacturing process flows were realigned for efficiency and a slightly more profitable mix of products were sold in the period.

  On a combined basis, research and engineering efforts were relatively constant in the three-year comparison, as expenses as a percent of sales were 4.6% in 1999, compared to 4.5% in 1998 and 4.8% in 1997. Actual 1999 expenditures were reduced approximately $500,000 from 1998 levels, and 1998 expenditures were lower by $400,000 from 1997, as a result of resizing of the Electronics business, with focused engineering efforts correlated to the business strategies employed. Engineering costs in the Company's Aerospace and Power Distribution Products businesses were relatively constant in the 1999 versus 1998, and 1998 versus 1997 comparisons, both as a percent of sales and in absolute dollars spent.

  Selling and administrative expenses as a percentage of sales were 17.4% in 1999, compared with 16.8% in 1998 and 16.9% in 1997. Included within the 1999 and 1998 selling and administrative expense is offsetting income of $620,000 and $566,000, respectively, related to performance incentives earned in the Company's Aerospace business, based upon meeting specified customer delivery schedules. As a percent of sales, 1999 versus 1998 selling and administrative expense increased, however, actual selling and administrative expenses incurred (exclusive of the performance incentive offset) declined $1,313,000. The most significant portion of this reduction is attributable to lower selling and administrative costs in the Company's Power Distribution Products business (reduction of $960,000), where lower shipping and commission costs were experienced due to a sales mix that included more non-commissioned OEM direct sales, combined with overall fewer sales in total. The business also incurred lower costs associated with advertising literature, as well as experiencing a favorable effect from bad debt recoveries. The Company realized additional cost savings of nearly $300,000 related to its management information systems area during 1999, as a result of the completion of the system conversion (mainframe to client/server) in the prior year, thus avoiding the mainframe system costs that were experienced in 1998. Selling and administrative expenses in the Company's Aerospace and Electronics operations were similar in amounts when comparing 1999 with 1998. Included in the 1997 expenses are one-time charges of $725,000 and $237,000 associated with the municipal landfill settlement in New York State and the MD-90 contract modification charge, respectively. With the exclusion of these income and expense items from the comparison, 1998 selling and administrative costs increased approximately $950,000. The 1998 increase included additional depreciation expense of approximately $400,000 associated with the new business system, accrued incentives in excess of 1997 amounts of $200,000, higher shipping costs in the Power Distribution Products business of $400,000, increased commissions and royalties of $100,000 in its Aerospace business, all partly offset by the Company's reduced corporate investment in international business development.

  Interest expense decreased $775,000 from 1998 to 1999 and $136,000 from 1997 to 1998. The lower interest expense reflects the significantly lower average outstanding debt balances maintained during 1999 and 1998 as a result of the strong operating cash flows and the lower average working capital requirements. Debt has been reduced $18,355,000 since June 30, 1996. The Company's long-term debt originated from financing the Aerospace business during its first ten years of operation.

  Effective tax rates for the most recent three years were 39.5%, 38.2% and 44.6%, respectively. The fluctuations in the effective rates are generally reflective of the year-to-year variations in the permanent book-to-tax differences as a percent of pre-tax earnings and the Company's estimations as to the probable realizations of certain deferred state tax assets and minimum tax effects thereon.

  The Financial Accounting Standards Board (FASB) has issued FAS 133 to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. The Company is currently evaluating the impact of FAS 133.

  The American Institute of Certified Public Accountants (AICPA) has issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities, to be effective for periods beginning after December 15, 1998. SOP 98-5 provides guidance on accounting for costs incurred to open new facilities, conduct business in new territories, or otherwise commence some new operations. The application of SOP 98-5 is not expected to have a material effect on the Company's consolidated financial statements.

PAGE 13 OF ANNUAL REPORT

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

Dollars in thousands (except per share and employee data)

Years ended June 30       1999      1998      1997      1996      1995
                          ----      ----      ----      ----      ----
Net sales              $79,813   $90,916   $94,062   $96,551   $91,127

Net income (loss)        2,707     2,529       136      (280)      992

Net income (loss) per
 common share:
  (Basic and Diluted)      .53       .50       .03      (.06)      .20

AT END OF YEAR

 Total assets          $41,388   $45,495   $50,144   $54,180   $56,178

 Working capital        12,188    15,242    16,719    21,095    22,599

 Average working capital,
 as a percent of sales   17.2%     17.6%     20.0%     22.6%     23.0%

 Ratio of current assets
 to current liabilities    2.2       2.3       2.3       2.8       2.5

 Investment in property,
  plant and equipment--
  net                   14,252    15,115    16,039    16,469    14,657

 Long-term debt          5,987    12,833    19,198    24,394    24,419

 Total shareholders'
  equity                21,876    19,075    16,488    15,684    15,849

 Equity per common share  4.32      3.78      3.27      3.18      3.22

Weighted average number
 of shares outstanding
 used to compute income
 (loss) per common share:
  Basic                  5,060     5,046     4,960     4,927     4,881
  Diluted                5,091     5,060     4,974     4,927     4,928

Average number of
 hourly employees          400       434       473       534       505

Average number of
 salaried employees        198       211       229       248       251

Sales per full-time
 employee equivalent
 (000's)                  $133      $141      $134      $123      $120

PAGE 14 OF ANNUAL REPORT

STATEMENT OF OPERATIONS

Dollars in thousands (except per share amounts)

Years ended June 30                            1999     1998    1997

Net Sales                                   $79,813  $90,916 $94,062

Costs and Expenses

Cost of sales                                57,007   65,871  71,681

Research and engineering expenses             3,638    4,136   4,552

Selling and administrative expenses          13,896   15,263  15,896

Interest expense                                797    1,552   1,688

Total Costs and Expenses                     75,338   86,822  93,817

Income before income taxes                    4,475    4,094     245

Income tax expense                            1,768    1,565     109

Net Income                                    2,707    2,529 $   136

Net Income per Common Share:
  (Basic and Diluted)                       $   .53  $   .50 $   .03


The accompanying notes are an integral part of these financial statements.

PAGE 15 OF ANNUAL REPORT

BALANCE SHEET

Dollars in thousands

                                      JUNE 30, 1999    JUNE 30, 1998

ASSETS
Current Assets

Cash                                        $   203          $   629
Accounts receivable, net                     11,304           12,552
Inventories, net                              9,270           11,961
Deferred income taxes                         1,311            1,269
Other current assets                            652              695

Total Current Assets                         22,740           27,106

Property, plant and equipment, at cost:
  Land and buildings                         10,775           10,406
  Machinery and equipment                    28,253           27,388

Total property, plant and equipment          39,028           37,794
Less accumulated depreciation
  and amortization                          (24,776)          (22,679)

Property, plant and equipment, net           14,252           15,115

Other assets                                  4,396            3,274

TOTAL ASSETS                                $41,388          $45,495

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities

Accounts payable                             $3,766          $ 4,734
Accrued compensation and other                4,528            4,376
Current portion of long-term debt             2,258            2,754

Total Current Liabilities                    10,552           11,864

Long-term debt                                5,987           12,833
Deferred income taxes                         1,375              223
Other long-term liabilities                   1,598            1,500

TOTAL LIABILITIES                            19,512           26,420

SHAREHOLDERS' EQUITY

Common Stock, $1 par value authorized
  8,000,000 shares, issued 5,071,658 and
  5,051,444 shares                            5,072            5,051
Capital in excess of par value               19,134           19,061
Accumulated deficit                          (2,322)           (5,029)

Total capital and accumulated deficit        21,884           19,083
Less treasury stock, at cost:
  699 shares                                     (8)               (8)

Total shareholders' equity                   21,876           19,075

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $41,388          $45,495


The accompanying notes are an integral part of these financial statements.

PAGE 16 OF ANNUAL REPORT

STATEMENT OF CASH FLOWS

Dollars in thousands

Years ended June 30                            1999     1998    1997

Cash flows from operating activities:

Net income                                   $2,707   $2,529    $136
Adjustments to reconcile net income
to net cash flows from operating activities:
 Depreciation and amortization                2,169    2,158   1,979
 Loss on sale/retirement of fixed assets         35        5      58
 Deferred income taxes                        1,110    1,332      93
Change in assets and liabilities:
 Accounts receivable, net                     1,248    1,467   1,426
 Inventories, net                             2,691    1,579   1,468
 Other assets                                (1,079)    (422)    189
 Accounts payable                              (968)  (1,761)    450
 Accrued compensation and other                 250      698      (51)

Net cash provided from
 operating activities                         8,163    7,585   5,748

Cash flows from investing activities:

 Additions to property, plant and equipment  (1,345)  (1,255)  (2,531)
 Proceeds from dispositions of fixed assets       4       16     525

Net cash used in investing activities        (1,341)  (1,239)  (2,006)

Cash flows from financing activities:

 Increase of long-term debt                  19,000   10,960   9,438
 Reduction of long-term debt                (26,342) (17,133) (14,278)
 Proceeds from employee stock purchase
  and stock option plans                         94       58     124
 Sale of treasury stock                          --       --     544

Net cash used in financing activities        (7,248)  (6,115)  (4,172)

Net (decrease) increase in cash                (426)     231     (430)

Cash at beginning of year                       629      398      828

Cash at end of year                            $203     $629     $398

Supplemental disclosures of cash flow information:
 Cash paid (received) during the year for:
  Interest                                     $780   $1,586   $1,943
  Income Taxes                                 $801    $(220)    $(14)


The accompanying notes are an integral part of these financial statements.

PAGE 17 OF ANNUAL REPORT

STATEMENT OF SHAREHOLDERS' EQUITY

Dollars in thousands

                                        Capital
                              Common         in
                               stock     excess               Treasury
                              $1 par     of par  Accumulated    stock,
                               value      value      deficit   at cost

Balance June 30, 1996        $ 5,020    $18,910    $ (7,352)   $   894

Stock options exercised            7         23

Sale of treasury shares                                (342)     (886)

Sales of authorized shares:
   Employee Stock Purchase Plan    3         15
   Employee Savings Plan (401[K]) 10         66

Net income                                               136

Balance June 30, 1997        $ 5,040    $19,014    $ (7,558)   $     8

Sales of authorized shares:
   Employee Stock Purchase Plan    4         17
   Employee Savings Plan (401[K])  7         30

Net income                                             2,529

Balance June 30, 1998        $ 5,051    $19,061     $(5,029)   $     8

Stock options exercised            7         28

Sales of authorized shares:
   Employee Stock Purchase Plan    4         13
   Employee Savings Plan (401[K]) 10         32

Net income                                             2,707

Balance June 30, 1999        $ 5,072    $19,134     $(2,322)   $     8


None of the Company's authorized 500,000 shares of $10 par value preference stock has been issued.

The accompany notes are an integral part of these financial statement.

PAGES 18-24 OF ANNUAL REPORT

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

Inventories
-----------

  Inventories are costed at the lower of cost or market and determined on a FIFO (first in, first out) basis.

Property and Depreciation
-------------------------

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


Revenue Recognition
-------------------

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

Income Taxes
------------

  The Company follows the asset and liability approach in accounting for income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial carrying values and the tax bases of the related assets and liabilities and operating loss and tax credit carry forwards.

Earnings Per Share
------------------

  Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

2.   ACCOUNTS RECEIVABLE:

Dollars in thousands                                 1999       1998

Billed                                            $11,475    $12,921

Unbilled                                               --         97

Subtotal                                          $11,475    $13,018

Less allowance for doubtful accounts                 (171)      (466)

Accounts receivable, net                          $11,304    $12,552


  Unbilled receivables are comprised of revenue amounts on long-term contracts which have been earned, but not yet billed.

3.   INVENTORIES:

Dollars in thousands                                 1999       1998

Raw Material                                       $5,029    $ 5,875

Work in Process                                     1,759      1,685

Finished Goods                                      2,482      4,401

Total Inventories                                  $9,270    $11,961


Inventories are reported net of the reserves for obsolescence of $1,217,000 and $781,000 in 1999 and 1998, respectively.

4.   LONG-TERM DEBT:


Dollars in thousands                                  1999      1998

Secured revolving loan                              $1,500    $6,088

Secured term loan with quarterly
  principal installments of $337,360
  each, and interest paid monthly
  at the lower of prime plus .5% -
  1.0% range, or the Eurodollar
  (London Interbank Eurodollar)
  rate plus 2.1% - 2.6% range, as
  determined by debt-to-worth
  ratio thresholds, through January 2,
  2000.                                              1,012     2,362

Secured term loan with monthly
  principal installments of $33,333
  each, and interest paid monthly
  at the lower of prime plus .5% -
  1.0% range, or the Eurodollar
  (LIBOR) rate plus 2.1% - 2.6%
  range, as determined by debt-to-
  worth ratio thresholds, through
  July 1, 2001.                                        833     1,233

Secured loan on the Cuba facility
  payable over 20 years with
  monthly payments for the first
  four years of interest only of
  $6,666, with monthly payments
  of $14,120, consisting of
  principal and interest at 4%,
  commencing September 1, 1997,
  and continuing over the remaining
  16 years.                                          1,822     1,917

Secured loan on the Cuba facility
  payable, with interest only, at
  2% through September 30, 1998,
  36 monthly principal and interest
  payments of $10,146 at 4%,
  commencing October 1, 1998, and 168
  monthly principal and interest
  payments of $12,193 at 7% due
  through September 2015.                            1,448     1,500

Capital lease secured by the business
  information system equipment and a
  $300,000 letter of credit, payable
  in monthly installments of $42,662,
  consisting of principal and
  interest of 10.09%, due through
  December 2001.                                       673     1,094

Capital lease obligation secured by
  related building, machinery and
  equipment at the Cuba facility,
  payable in quarterly principal
  installments of $5,208, with
  interest paid monthly on the
  unpaid balance at the rate of
  prime plus 1.5% due through
  April 1, 2017.                                       385       406

Capital lease secured by the business
  information system equipment with
  monthly installments of $20,546,
  consisting of principal and interest
  at 9.85%, due through November 1999.                  81       307

Other debt                                             491       680

Total debt                                           8,245    15,587

Current portion                                     (2,258)   (2,754)

Long-term portion                                   $5,987   $12,833


  The Company has a credit agreement with a banking institution, which provides for borrowings and letters of credit up to a maximum of $22,845,000. This credit agreement is comprised of two secured term loans in the amount of $1,012,000 and $833,000 and a $21,000,000 secured revolving loan. The revolving loan carries an interest rate equal to the lower of prime plus .25% to .75% range, or the London Interbank Eurodollar rate plus 1.8% to 2.4% range, determined by a debt-to-worth ratio threshold, with a maturity date of December 31, 2000. Outstanding borrowings against the revolving credit facility are limited by formula to specified amounts of accounts receivable and inventory, reduced by outstanding term debt. The Company pays a maximum annual commitment fee of 1/5 of 1% per annum on the unused portion. Under the terms of the credit agreement, the Company is required to meet certain restrictive covenants with respect to interest coverage and debt-to-worth ratios. The covenants further limit the Company's annual capital expenditure to a maximum of $2,500,000. At June 30, 1999, the Company was in compliance with the covenants under the credit agreement.

  During the next five years, long-term debt matures as follows: 2000 - $2,258,000; 2001 - $857,000; 2002 - $264,000; 2003 - $223,000; and 2004
- $231,000. These amounts do not include any maturities relating to the revolving loan.


5.   STOCK OPTION PLANS:

  Upon approval by the Company's shareholders at their Annual Shareholder Meeting on October 30, 1998, the 1998 Stock Option Plan became effective retroactive to August 28, 1998. Options are granted at the fair market value on the date of grant and become exercisable in whole, or in such installments, and at such times as may be determined by the Board of Directors. A total of 500,000 shares are available for grant under the Plan.

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

  Options were granted under the 1989 Stock Option Plan at the fair market value on the day preceding the date of the grant and are exercisable in varying amounts through 2007, with vesting at 25% a year from date of grant. Granting of stock options under the 1989 Plan ceased in October 1998.

  Options were granted under the 1981 Incentive Stock Option Plan at the fair market value on the day preceding the date of the grant. The 1981 Plan expired in October 1992, and all outstanding options granted under the Plan expired in October 1998.

________________________________________________________________________________
________________
                            Weighted           Weighted    1996     Weighted           Weighted
                      1981  Average    1989    Average   Directors' Average
1998                 Average
                      Plan  Exercise   Plan    Exercise    Plan     Exercise
Plan                 Exercise
                     Shares  Price    Shares    Price     Shares     Price
Shares                Price
________________________________________________________________________________
________________
Options outstanding
  at June 30, 1996  16,547   $6.46    91,500    $8.41         --     $  --        --    $  --
Options granted         --      --        --       --      5,426      1.97        --       --
Options exercised       --      --    (6,500)    4.56         --        --        --       --
Options canceled    (5,512)   5.72   (14,000)   11.25         --        --        --       --
________________________________________________________________________________
________________
Options outstanding
  at June 30, 1997  11,035    6.83    71,000     8.20      5,426      1.97        --       --
Options granted         --      --    45,000     6.34     11,907      1.80        --       --
Options exercised       --      --      (200)    4.88         --        --        --       --
Options canceled    (2,300)   7.00    (8,000)    8.06         --        --        --       --
________________________________________________________________________________
________________
Options outstanding
  at June 30, 1998   8,735    6.79   107,800     7.44     17,333      1.85        --       --
Options granted         --      --        --       --     13,537      1.42   105,000     4.00
Options exercised       --      --        --       --     (7,323)     1.61        --       --
Options canceled    (8,735)   6.79   (15,000)    6.21         --        --    (4,000)    4.00
________________________________________________________________________________
________________
Options outstanding
  at June 30, 1999      --      --    92,800     7.64     23,547      1.68   101,000     4.00
________________________________________________________________________________
________________
Options exercisable
  at June 30, 1999      --   $  --    55,050    $7.83     17,183     $1.81    50,500    $4.00
________________________________________________________________________________
________________
Exercise prices
  per share                       $4.88-$11.25       $1.28-$2.11               $4.00
Shares available
  for options at
  June 30, 1999         --                --              19,130             399,000
________________________________________________________________________________
________________


A Summary of Stock Options at June 30, 1999, follows:
_______________________________________________________________________
                  Options Outstanding              Options Exercisable
  Range of             Weighted Average              Weighted Average
  Exercise               Life   Exercise                      Exercise
  Price($)     Shares (in years) Price               Shares     Price
_______________________________________________________________________
$1.28-2.11     23,547    8.7     $1.68                17,183    $1.81
    4.00      101,000    9.2      4.00                50,500     4.00
    4.88       21,800    1.8      4.88                21,800     4.88
    6.34       40,000    8.2      6.34                10,000     6.34
   11.25       31,000    6.2     11.25                23,250    11.25
_______________________________________________________________________


  The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation expense was recognized in 1999, 1998, or 1997 for stock option awards made from either the 1998 or the 1989 Stock Option Plans, since the exercise price of the stock options granted under the Stock Option Plan was not less than the fair market value of the Common Stock at date of grant. Compensation expense of $45,000, $50,000, and $25,000 was recognized in 1999, 1998, and 1997, respectively, for stock awards under the 1996 Directors' Stock Option Plan. Had compensation expense for stock option awards granted from the 1998 and 1989 Plans in 1999, 1998, and 1997 been determined consistent with SFAS No. 123, net income and earnings per share would be reduced to the pro forma amounts indicated below:


Dollars in thousands (except per share amounts)

Years ended June 30                 1999           1998         1997

Net income
  As reported                     $2,707         $2,529          $136
  Pro forma                        2,579          2,420            66

Net income per common share
  As reported                       $.53           $.50          $.03
  Pro forma                          .51            .48           .01


  The Company used the Black Scholes pricing model to estimate the grant date present value of stock options granted in 1999, 1998, and 1997. The estimated value per option averaged approximately $1.64, $2.64, and $3.80 for options granted in 1999, 1998, and 1997, respectively. The values were calculated using the following assumptions: (i) an option term of 5.5 years (representing the estimated period between grant date and exercise date based on historical data); (ii) a risk-free interest rate approximating 4.86%, 5.99%, and 6.48%, in 1999, 1998, and 1997, respectively (representing the yield on a U.S. Treasury Security with remaining term equal to the expected option term); (iii) expected volatility of 53% for 1999, 52% for 1998 and 58% for 1997; (iv) no future dividends paid; and (v) a 30% forfeiture rate used to reflect the estimate of the probability of forfeiture prior to vesting.

  The pro forma effects presented above are in accordance with the requirements of SFAS No. 123, however, such effects are not representative of the effects to be reported in future years due to the fact that options vest over several years and additional awards generally are made each year.

6.   LEASES:

  The Company leases certain manufacturing facilities and equipment, described in Note 4, under lease agreements which have been capitalized, and various other equipment under operating leases. Under the terms of the capital leases, the Company has included $3,254,000 and $3,333,000 in the cost of property, plant and equipment June 30, 1999, and June 30, 1998, respectively. Accumulated depreciation of such assets was $1,280,000 at June 30, 1999, and $1,051,000 at June 30,
1998. Total rental expense under operating leases, which includes the headquarters facility, was $850,000, $940,000 and $829,000 in 1999,
1998 and 1997, respectively. Minimum future rental commitments under non-cancelable operating leases are approximately $781,000 in 2000, $502,000 in 2001, $449,000 in 2002, $414,000 in 2003, and $344,000 in
2004.

7.   INCOME TAXES:

  The provision for income taxes includes the following:

Years Ended June 30

Dollars in thousands                           1999     1998    1997

Current Tax Provision
  Federal                                      $556     $216     $--
  State                                         102       17      16

Deferred Tax Provision
  Federal                                       952    1,073     130
  State                                         158      259      (37)

Total Provision                              $1,768   $1,565     $109


  The provision for income taxes differs from the federal statutory rate of 34% due to the following:


                                               1999     1998    1997

Statutory rate                                34.0%    34.0%   34.0%

Foreign losses not tax effected                  --       --    5.8%

State taxes, net of federal benefit            3.8%     4.5%   (5.6%)

Other                                          1.7%    (.3%)   10.4%

Effective tax rate                            39.5%    38.2%    44.6%


At June 30, the deferred tax assets (liabilities) were comprised of the following:


Dollars in thousands                           1999     1998    1997

Deferred tax assets:

  Accounts receivable                           $62     $264    $206

  Inventory                                     769      560     446

  Accrued expenses                              723      667     696

  Restructuring and impairment charges          152      314     463

  Supplemental Executive Retirement             444      427     415

  Other                                          89       51     201

  Loss and credit carry forwards                191      742   1,680

                                              2,430    3,025   4,107

Deferred tax liabilities:
  Pensions                                  (1,542)  (1,160)  (1,023)

  State taxes                                  (65)    (119)    (207)

  Property, plant and equipment               (887)    (700)    (250)

                                            (2,494)  (1,979)  (1,480)

Net deferred tax asset (liability)            $(64)   $1,046  $2,627


  The Company has certain state loss carry forwards available to offset future taxable income. Portions of the state loss carry forwards, if not used, will begin to expire in 2001.

8.   EARNINGS PER SHARE

  The computation of basic earnings per share is reconciled with diluted earnings per share as follows.


Dollars and shares in thousands,
except per share amounts                   1999      1998      1997

Income available to common shareholders  $2,707    $2,529    $  136

Basic earnings per share
  Weighted average shares outstanding     5,060     5,046     4,960
  Basic earnings per share               $  .53    $  .50    $  .03

Diluted earnings per share
  Weighted average shares outstanding     5,060     5,046     4,960
  Dilutive effect of:
     Stock options                           31        14        14
                                         _____________________________
Adjusted weighted average shares
  outstanding                             5,091     5,060     4,974

Diluted earnings per share               $  .53    $  .50    $  .03
                                         _____________________________

9.   BENEFIT PLANS:

  Net periodic pension expense for the three years ended June 30, 1999, included the following components:
______________________________________________________________________
                             Pension Benefits       Other Benefits
Dollars in thousands       1999   1998    1997   1999    1998   1997

Service cost - Benefits
earned during the period $  544 $  551  $  589   $ 59    $ 45   $ 47

Interest cost on projected
benefit obligation        1,519  1,482   1,442    138     122    126

Expected return on
assets                  (2,777) (2,282)(2,203)     --      --     --

Amortization of transition
obligation (asset)        (135)   (160)  (160)     97      97     97

Actuarial (gain)loss      (505)   (153)  (172)     --      --     --

Amortization of prior
service cost                313    300     299     24       3      2

Net periodic pension
  (income) expense     $(1,041) $ (262)$ (205)   $318    $267   $272


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

  The Company also maintains a non-qualified Supplemental Executive Retirement Plan (SERP) and a non-qualified post-retirement benefits plan for certain executive officers of the Company. The SERP provides benefits based upon an executive's compensation in the last year of service and is reduced by benefits received from the salaried plan. The nonqualified benefits plan provides post retirement health care. Six participants of this plan are retired and receiving payments under the plan.

  Approximately 1% of the plans' assets are invested in cash and equivalents, 67% are invested in equities, and the remaining 32% are invested in fixed-income securities and annuities.



Data relating to the funding position of the plans were as follows:


Change in PBO and ABO:

Change in the actuarial Projected Benefit Obligation (PBO) for Pension and SERP Benefits and Accumulated Benefit Obligation (ABO) for Other Post-Retirement Benefits.

______________________________________________________________________
                                     Pension Benefits  Other Benefits
Dollars in Thousands                  1999     1998     1999    1998

PBO/ABO at July 1                   $22,467 $21,933   $1,804   $1,862

Service cost                            544     551       60       45

Interest cost                         1,519   1,482      138      122

Benefits paid                       (1,652)  (1,427)    (221)    (217)

Plan amendments                         193      --      308      --

Changes in assumptions                1,229      --      155      --

Actuarial (gain) loss                  (53)     (72)     (29)      (8)
______________________________________________________________________
PBO/ABO at June 30                  $24,247 $22,467   $2,215   $1,804
______________________________________________________________________


Change in Plan Assets:
______________________________________________________________________
                                     Pension Benefits  Other Benefits
Dollars in Thousands                  1999     1998     1999    1998

Fair value of plan assets
at July 1                          $33,393  $27,512   $   --  $   --

Actual return on plan assets         2,152    7,246       --      --

Actual distributions                (1,652) (1,427)    (218)    (217)

Actual contributions                    56       62      218     217
______________________________________________________________________
Fair value of plan assets
at June 30                          $33,949 $33,393    $   -   $   -
______________________________________________________________________


Reconciliation of Funded Status:
______________________________________________________________________
                                     Pension Benefits  Other Benefits
Dollars in Thousands                  1999     1998     1999    1998

Funded status at June 30            $9,701  $10,926 $(2,480) $(2,146)

Unrecognized transition
obligation (asset)                    (256)   (390)      416     513

Unrecognized prior service cost      2,389    2,509      324      40

Unrecognized net (gain) loss        (7,848)(10,156)      184      60

Changes in minimim liability             --      --       53      77
______________________________________________________________________
Prepaid (Accrued) pension cost      $3,986 $  2,889 $(1,503) $(1,456)
______________________________________________________________________

  The Company has recorded an intangible asset related to the SERP Plan of $212,328 and $265,167 at June 30, 1999 and 1998, respectively. No additional minimum liability was recognized as a separate component of accumulated other comprehensive income at June 30, 1999 and 1998.


The assumed rates used in the actuarial computations were:
______________________________________________________________________
                                     Pension Benefits  Other Benefits
                                      1999     1998     1999    1998

Discount rate                         6.5%     7.0%     6.5%    7.0%

Average compensation growth           4.5%     4.5%     4.5%    4.5%

Expected return on assets             8.5%     8.5%      N/A     N/A
______________________________________________________________________


  For measurement purposes, a 5.0% annual trend rate of increase in the cost of covered health care benefits was assumed, with claim costs to increase from .5% to 6.0% per annum, based on age. The rate is assumed to remain the same over later years. A one percentage point change in assumed health care cost trend rates would have the following effects:
______________________________________________________________________
One Percent Change
Dollars in Thousands                           +1%       -1%

Increase (decrease) in:
Service and interest cost                      $ 4       $(3)

Accumulated post-retirement
benefit obligation                             $48      $(42)
______________________________________________________________________


  The Company further maintains two 401(k) defined contribution plans, for which it bears the costs of operating, but makes no direct or matching contributions. Eligible employees of the Company may contribute up to 12% of qualified compensation, subject to certain revenue code thresholds. Employees' accounts are at all times fully vested and nonforfeitable.

  The Company, through its Employee Stock Purchase Plan, provides to employees with one or more years of service the opportunity to purchase stock of the Company at 90% of its fair market value, limited to a maximum of 465 shares in any calendar year.

  During fiscal year 1999, the Company adopted the provisions of FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits." This statement specified changes in the disclosure requirements related to pension and other post-retirement benefits.

10. MAJOR CUSTOMERS:

  Power conversion equipment sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology and market strategy. No customer of the Company accounted for more than 10% of sales in fiscal year 1999. One customer of the Company accounted for 17.2% and 16.2% of fiscal 1998 and 1997 sales, respectively. No customer accounted for greater than 10% of the Company's accounts receivable balance at June 30, 1999 or 1998.

11. SHAREHOLDERS' RIGHTS PLAN:

  The Company's Board of Directors has adopted a shareholders' rights plan (the "Rights Plan") and declared a dividend of one Right for each two shares of the Company's Common Stock outstanding. Each Right entitles the registered holder to purchase one share of Common Stock at a purchase price of $50.00 per share.

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

12.  COMMITMENTS AND CONTINGENCIES

  In the normal course of business, certain contingent liabilities are outstanding which are not reflected in the financial statements. The Company does not expect such contingencies to have a material adverse effect on the Company's financial position or results of operations in any future reporting period.

  The Company was subject to liability for the cost of site investigation and remediation of a municipal landfill. This matter was settled on June 27, 1997, upon payment by the Company of $725,000 to the New York State Department of Environmental Conservation. In July 1999, the Company received a $350,000 settlement from its insurance carrier related to this matter. These proceeds will be included in the reported results of the first quarter of fiscal year 2000.

13.  SEGMENT REPORTING DISCLOSURES

  The Company has adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement revised the manner in which the Company reports information concerning its operating segments.

  The Company operates in three business segments: Aerospace, Electronics, and Power Distribution Products. The Company's reportable segments are strategic business units that offer different products and services to different markets. The segments are managed separately, based on the fundamental differences of their operations. Each business segment has a separate manufacturing facility.

  Operations in the Aerospace segment provide design, manufacturing, and support services to the military and commercial aerospace market. Electronic power systems include battery chargers, power supplies, and battery backup systems for a variety of commercial and military aircraft applications, as well as certain ground-based military applications.

  The Electronics segment is focused on the electronic systems integration market and products for the emerging cable industry.

  The Power Distribution Products segment provides power conditioning solutions to industrial customers, delivered primarily through electrical distributors and related distribution channels. The core products are industrial transformers and related power conditioning products.

  Typical customers in all segments are well known companies in the aerospace, electronics, and power distribution business.

  Total net sales by segment consist entirely of sales to unaffiliated customers. Operating profit does not include the following items: general corporate income and expense, investment income, interest expense, or income taxes. Identifiable assets by segment consist of those assets that are, or will be, used in the segmental operations. Corporate assets consist principally of cash, business enterprise system, deferred taxes, and other assets.

  Information by industry segment is as follows:

_______________________________________________________________________
Dollars in Thousands                        1999      1998      1997
_______________________________________________________________________
Net Sales
Aerospace                                $11,309   $11,190  $  8,645
Electronics                               19,595    28,708    34,439
Power Distribution Products               48,909    51,018    50,978
_______________________________________________________________________
Combined                                 $79,813   $90,916  $ 94,062
_______________________________________________________________________

Operating Income(Loss)
Aerospace                                $ 1,036   $   295   $(1,157)
Electronics                                 (963)      479      (994)
Power Distribution Products                9,061     9,010     8,842
_______________________________________________________________________
Combined                                   9,134     9,784     6,691
General Corporate Expense                 (3,862)   (4,138)   (4,758)
Interest Expense                            (797)   (1,552)   (1,688)
_______________________________________________________________________
Earnings Before Income Taxes             $ 4,475   $ 4,094   $   245
_______________________________________________________________________

Identifiable Assets
Aerospace                                $ 4,704   $ 5,218   $ 6,625
Electronics                               15,071    16,831    18,111
Power Distribution Products               15,935    17,145    17,414
General Corporate                          5,678    $6,301     7,994
_______________________________________________________________________
Combined                                 $41,388   $45,495   $50,144
_______________________________________________________________________

Depreciation and Amortization
Aerospace                                 $  364    $  377    $  394
Electronics                                  841       881     1,001
Power Distribution Products                  455       421       444
General Corporate                            509       479       140
_______________________________________________________________________
Combined                                  $2,169    $2,158    $1,979
_______________________________________________________________________

Capital Expenditures
Aerospace                                 $  263    $  341    $  222
Electronics                                  428       516       505
Power Distribution Products                  516       266       404
General Corporate                            138       132     1,400
_______________________________________________________________________
Combined                                  $1,345    $1,255    $2,531
_______________________________________________________________________

PAGE 25 OF ANNUAL REPORT

                   REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of Acme Electric Corporation:

In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Acme Electric Corporation at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/
PricewaterhouseCoopers LLP
Buffalo, New York
August 5, 1999

PAGE 25 OF ANNUAL REPORT

COMMON STOCK PRICES
_________________________________________________________________
Stock price
Year Ended June 30, 1999                    High            Low
Fourth Quarter                           5 13/16         4 1/16
Third Quarter                              5 3/8              4
Second Quarter                           5 11/16          4 1/2
First Quarter                              5 7/8        3 15/16
_________________________________________________________________
Year Ended June 30, 1998                    High            Low
Fourth Quarter                            6 5/16          4 5/8
Third Quarter                              6 1/2          4 5/8
Second Quarter                             8 1/8        4 11/16
First Quarter                             7 7/16          6 1/8

Acme Electric Corporation's Common Stock is traded on the New York, Chicago, and Philadelphia Stock Exchanges. The approximate number of shareholders of record at June 30, 1999, was 1,499.
_________________________________________________________________


SHAREHOLDER INQUIRIES

The Company welcomes comments from shareholders and the opportunity to answer their questions. Correspondence should be directed to: Richard
P. Becht or Cora M. Martin, Acme Electric Corporation, 400 Quaker Road, East Aurora, New York 14052, (716)655-3800 or e-mail cmartin@acmepower.com In addition, the Company will provide to any shareholder, without charge, a copy of the Company's current form 10-K annual report. Requests for this and any other Company publication should be directed to Ms. Martin. Company news is available by FAX: dial 1-800-758-5804, and input extension 0066775; or visit our web site at acmeelec.com